Exhibit 99.2

INTERXION HOLDING NV
ANNUAL REPORT 2015

FOR THE YEAR ENDED 31 DECEMBER 2015

CARRIER AND CLOUD-NEUTRAL DATA CENTRES
AT THE HEART OF THE EUROPEAN ECONOMY

CARRIER AND CLOUD-NEUTRAL

DATA CENTRE SERVICES

Interxion is a leading pan-European provider of carrier and cloud-neutral data centre services. We deliver value to our customers by being responsive to their needs, and by building communities of interest that enable our customers to add value to their service offerings. Established in 1998, we have expanded rapidly to create 41 data centres in 13 cities across 11 countries, giving us the largest reach across Europe and providing our customers with access to more than 78% of EU GDP.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to all statements other than statements of historical fact regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, those estimates may prove to be incorrect.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:

●	operating expenses cannot be easily reduced in the short term;

●	inability to utilise the capacity of newly planned data centres and data centre expansions;

●	significant competition;

●	cost and supply of electrical power;

●	data centre industry over-capacity;

●	and performance under service level agreements.

These risks and others described under “Risk Factors” (page 28) are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. Additionally, new risk factors can emerge from time to time, and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements included in this annual report are based on information available to us on the date of this annual report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this annual report.

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IN THIS REPORT

OPERATIONAL REVIEW
6	Our 2015 performance at a glance	10	Our commitment to sustainability
7	Selected financial data	11	Organisational Structure
7	Information on the Company	12	Our people
10	Innovation and technical excellence
FINANCIAL REVIEW
16	Income statement highlights	20	Significant event
18	Balance sheet highlights	20	Significant risk and uncertainties
19	Cash flow highlights
REPORT OF THE BOARD OF DIRECTORS
22	Structure	28	Shares beneficially owned
22	Board of Directors	28	Risk management
25	Director’s insurance and indemnification	28	Risk factors
26	Board committees	30	Controls and procedures
27	Compensation	30	Dutch Corporate Governance Code
CONSOLIDATED FINANCIAL STATEMENTS
34 34	Consolidated income statements Consolidated statements of comprehensive income	36	Consolidated statements of changes in shareholders’ equity
		37	Consolidated statements of cash flows
35	Consolidated statements of financial position	38	Notes to the 2015 consolidated financial statements
COMPANY FINANCIAL STATEMENTS
82	Company statement of financial position	83	Notes to the 2015 company financial statements
83	Company income statement
OTHER INFORMATION
90	Appropriation of result
91	Independent auditor’s report
FIND OUT MORE
94	Find out more

INTERXION ANNUAL REPORT 2015 / 3

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OPERATIONAL REVIEW

INTERXION ANNUAL REPORT 2015 / 5

Operational review

OUR 2015 PERFORMANCE AT A GLANCE

During 2015, Interxion continued to focus on its customers while, at the same time, improving and growing its business. This not only resulted in revenue growth of more than 13%, but also delivered increased margins. Our results are proof of the continued confidence our customers have in our operation, and of the value they derive from participating in our Communities of Interest strategy. During 2015, we made significant progress in developing this strategy further by strengthening our ability to attract cloud magnets to our data centres across our wide Western European footprint.

We also continued to expand capacity across Europe to meet ongoing customer demand: the opening of two new data centres and the expansion of six others resulted in an 8% increase in equipped space. In addition, we announced plans for a further 12% expansion in capacity, most of which is scheduled to become operational in 2016. Our expansion has been matched by customer demand, which increased our utilisation rate from 76% to 78% over 2015, and also generated strong returns on our invested capital.

Our industry is at the centre of a massive shift in the computing paradigm: over the next few years we believe that billions of IT dollars will shift from legacy deployments to the cloud. While this migration is still in its early stages – and the installations we have seen to date are largely driven by the initial deployment of infrastructure platforms – the continuing shift towards the cloud is likely to create an unprecedented demand for data centre services.

The business and personal interactions that are being digitised and delivered from the cloud create the need for increased data centre capacity.

We expect this shift to be the principal driver of growth in our business over the next few years. We are working closely with our customer cloud providers and are allocating capital to meet their needs, and to continue to generate strong returns for our shareholders.

Finally, I thank all our employees for their dedication and commitment. Their contribution is fundamental to Interxion’s continuing success.

David Ruberg, Chief Executive Officer

31 March 2016

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Operational review

SELECTED FINANCIAL DATA

	2011	2012	2013	2014	2015
Recurring revenue	228.3	259.2	291.3	319.2	365.2
Non-recurring revenue	16.0	17.9	15.8	21.4	21.4
Revenue	244.3	277.1	307.1	340.6	386.6
Adjusted EBITDA	97.6	115.0	131.8	146.4	171.3
Adjusted EBITDA margin	40.0%	41.5%	42.9%	43.0%	44.3%
Capital expenditures (including intangibles)	(162.0)	(178.3)	(143.4)	(216.3)	(192.6)
Cash generated from operations	90.0	111.7	102.7	135.4	169.4
Revenue-generating space	47.1	56.2	59.7	71.0	79.1
Equipped space	62.8	74.0	80.1	93.5	101.2
Utilisation rate	75%	76%	75%	76%	78%

Financial figures are expressed as millions of euros; space figures in ‘000 sqm.

INFORMATION ON THE COMPANY

We are a leading provider of carrier and cloud-neutral colocation data centre services in Europe. We support approximately 1,600 customers through 41 data centres in 11 countries enabling them to physically protect, connect, process and distribute their most valuable information. Within our data centres, we enable our customers to connect to a broad range of telecommunications carriers, Internet service providers and other customers. Our data centres act as content, cloud and connectivity hubs that facilitate the processing, storage, sharing and distribution of data, content, applications and media between carriers and customers, creating an environment that we refer to as a community of interest.

Our core offering of carrier and cloud-neutral colocation services includes space, power, cooling and a physically secure environment in which to house our customers’ computing, network, storage and IT infrastructure. We enable our customers to reduce operational and capital costs while improving application performance and flexibility. We supplement our core colocation offering with a number of additional services, including network monitoring, remote monitoring of customer equipment, systems management, engineering support services, cross connects, data backup and storage.

We are headquartered near Amsterdam, The Netherlands, and we operate in major metropolitan areas, including Amsterdam, Frankfurt, Paris and London, the main data centre markets in Europe. Our data centres are located in close proximity to the intersection of telecommunications fibre routes, and we house more than 600 individual carriers and Internet service providers, 20 European Internet exchanges and all the leading cloud platforms. Our data centres allow our customers to lower their telecommunications costs and reduce latency, thereby improving the response time of their applications. This high level of connectivity fosters the development of communities of interest.

STRATEGY

TARGET NEW CUSTOMERS IN HIGH GROWTH INDUSTRY SEGMENTS TO FURTHER DEVELOP OUR COMMUNITIES OF INTEREST

We categorise our customers into industry segments, and we will continue to target new customers in high growth industry segments, including financial services, cloud and managed services providers, digital media and carriers. Winning new customers in these target industries enables us to expand existing, and build new, high value communities of interest within our data centres. For example, customers in the digital media segment benefit from the close proximity to content delivery network providers and Internet exchanges in order to rapidly deliver content to consumers. We expect the high value and reduced cost benefits of our communities of interest to continue to attract new customers, which will lead to decreased customer acquisition costs for us.

INCREASE SHARE OF SPEND FROM EXISTING CUSTOMERS

We focus on increasing revenue from our existing customers in our target market segments. New revenue from our existing customers comprises a substantial portion of our new business, generating the majority of our new bookings. Our sales and marketing teams focus on proactively working with customers to identify expansion opportunities in new or existing markets.

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Operational review

MAINTAIN CONNECTIVITY LEADERSHIP

We seek to increase the number of carriers in each of our data centres by expanding the presence of our existing carriers into additional data centres and targeting new carriers. We also will continue to develop our relationships with Internet exchanges and work to increase the number of Internet service providers in these exchanges. In countries where there is no significant Internet exchange, we will work with Internet service providers and other parties to create the appropriate Internet exchange. Our carrier sales and business development team will continue to work with our existing carriers and Internet service providers, and target new carriers and Internet service providers, to maximise our share of their data centre spend, and to achieve the highest level of connectivity in each of our data centres, with the right carriers to support the requirements of each of our communities of interest.

CONTINUE TO DELIVER BEST-IN-CLASS CUSTOMER SERVICE

We will continue to provide a high level of customer service in order to maximise customer satisfaction and minimise churn. Our European Customer Service Centre operates 24 hours a day, 365 days a year, providing continuous monitoring and troubleshooting and giving our customers one call access to full, multilingual technical support, thereby reducing our customers’ internal support costs. In addition, we will continue to develop our customer tools, which include an online customer portal to provide our customers with real-time access to information. We will continue to invest in our local service delivery and assurance teams, which provide flexibility and responsiveness to customer needs.

DISCIPLINED EXPANSION AND CONSERVATIVE FINANCIAL MANAGEMENT

We plan to invest in our data centre capacity, while maintaining our disciplined investment approach and prudent financial policy. We will continue to determine the size of our expansions based on selling patterns, pipeline and trends in existing demand as well as working with our customers to identify future capacity requirements. We only begin new expansions once we have identified customers and we have the capital to fully fund the build out, with the goal of selling 25% of a data centre’s space by its opening. Our expansions are done in phases in order to manage the timing and scale of our capital expenditure obligations, reduce risk and improve our return on capital, with a target internal rate of return in excess of 30%. Finally, we will continue to manage our capital deployment and financial management decisions based on adherence to our target internal rate of return on new expansions and target leverage ratios.

OUR SERVICES

We offer carrier and cloud-neutral colocation data centre and managed services to our customers.

COLOCATION

Our colocation services provide clients with the space and power to deploy IT infrastructure in our world-class data centres. Through a number of redundant subsystems, including power, fibre and cooling, we are able to provide our customers with highly reliable services. Our colocation services are scalable, allowing our customers to upgrade space, connectivity and services as their requirements evolve. Our data centres employ a wide range of physical security features, including biometric scanners, man traps, smoke detection, fire suppression systems, and secure access. We provide colocation services including:

Space

Each of our data centres houses our customers’ IT infrastructure in a highly connected facility, designed and outfitted to ensure a high level of network reliability. This service provides space and power to our clients to deploy their own IT infrastructure. Customers can choose individual cabinets or a secure cage or an individual room depending on their space and security requirements.

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Operational review

Power

Each of our data centres is equipped to offer our customers high power availability. Since the availability of power is essential to the operation of our data centres, we provide power backup in case of outage. The majority of our data centres have redundant grid connections and all of our data centres have a power backup installation in case of outage. Generators in combination with uninterrupted power supply, or UPS, system, endeavour to ensure maximum availability. We provide a full range of output voltages and currents and we offer our customers a choice of guaranteed levels of availability between 99.9% and 99.999%.

Connectivity

We provide connectivity services that allow our customers to connect their IT infrastructure. These services offer connectivity with more than 600 telecommunications carriers and allow our customers to reduce costs while enhancing the reliability and performance associated with the exchange of Internet and other data traffic. Our connectivity options offer our customers a key strategic advantage by providing direct, high-speed connections to peers, partners, customers and some of the most important sources of IP data, content, cloud platforms and distribution in the world.

Cross Connect

We install and manage physical connections running from our customers’ equipment to the equipment of our telecommunications carrier, Internet service providers and Internet exchange customers as well as other customers. Cross connects are physically secured in dedicated areas called Meet-Me rooms. Our staff test and install cables and patches and maintain cable trays and patch panels according to industry best practice.

MANAGED SERVICES

In addition to providing colocation services, we provide a number of additional managed services, including systems monitoring, systems management, engineering support services, data back-up and storage. Some managed services are only performed on an ad hoc basis, as and when requested by the customer, while others are more recurring in nature. These services are provided either by us directly, or in conjunction with third parties.

CUSTOMERS

We categorise our customers into industry segments including: digital media and distribution, enterprises, financial services, managed services providers and network providers. We have approximately 1,600 customers. The majority of our customers have entered into contracts with us for an initial three to five year term, which are typically renewed perpetually and automatically for successive one year periods.

In the year ended 31 December 2015, 35% of our Recurring Revenue came from our top 20 customers, 25% of our Recurring Revenue came from our top 10 customers and 11% of our Recurring Revenue came from one customer, which is a Fortune 50 company.

Customer service is provided locally by our in-country teams and centrally via our European Customer Service Centre located in London. The European Customer Service Centre supports five European languages (Dutch, English, French, German and Spanish) and is run by technical support staff and operates 24 hours a day, 365 days a year, in order to provide rapid and cost-effective technical and business support to all of our clients. In addition to its service desk functions, the European Customer Service Centre monitors and manages the performance of our data centres and takes care of network monitoring and other network operations centre functions. The European Customer Service Centre arranges, as necessary, local engineering support, rapid response (out of hours emergency assistance), “backup and restore” and other managed services. There is also a customer relationship management system in place to electronically log each issue that the European Customer Service Centre is requested to address to ensure efficient and timely support.

CUSTOMER CONTRACTS

Our customers typically sign contracts for the provision of colocation space together with basic service level agreements that provide for support services and other managed services. Unless customers notify us of their intention to terminate, which is typically 90 days in advance of the end of the contract period, contracts (a majority of which have an initial term of three to five years) typically renew constantly and automatically for successive one year periods. However, where beneficial to us we will (prior to the expiry of a customer contract) seek to re-negotiate and re-sign with a customer (generally for a minimum one-year period). Our contracts generally allow us the option to increase prices in accordance with local price indices in each jurisdiction and we are able to adjust the amount charged for power at any time and as frequently as necessary during the life of the contract to account for any increases in power costs we are charged by our suppliers or government surcharges.

Contracts for colocation services are priced on the basis of a monthly recurring fee reflecting charges for space, power used in the common parts of the data centre, power “plugs” and metered power usage, with related infrastructure and implementation costs included in an initial set-up fee. Clients have two options with respect to power usage: either (i) to pay for power usage in “plugs” in advance (typically included in the total cabinet price), which are contractually defined amounts of power per month, for which the customer must pay in full, regardless of how much power is actually used; or (ii) to pay for their actual power usage in arrears on a metered basis. The first option (power plugs) is usually sold in shared areas of our data centres where customers pay per cabinet. The second option (metered power usage) is usually sold to customers taking dedicated space such as a cage, suite or private room where they are charged on a per square meter basis.

As with colocation services, our managed services are typically contracted on the basis of an annual contract (or longer where appropriate) and the fee generally consists of monthly recurring charges and usage based charges as appropriate, and may also include an initial set-up fee. If managed services are ad hoc in nature, they are invoiced on completion of the service.

Each new customer contract we enter into provides that in the event of a power outage or other equivalent service level agreement breach (e.g. for repeatedly crossing a temperature or humidity benchmark), the customer will receive a service credit in the form of a reduction in its next service fee payment, the credit being on a sliding scale to reflect the seriousness of the breach. Our customer contracts typically exclude liability for consequential or indirect loss suffered as a result of a service level agreement breach and for force majeure. Historically, our penalty payments under our service level agreements have been minimal.

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Operational review

CUSTOMER ACCOUNTS

Fees are typically invoiced quarterly in advance, with the exception of metered power usage which is invoiced monthly in arrears. On new contracts, we generally require deposits, which we are able to use to cover any non-payment of invoices. If accounts are not paid on time, we ultimately seek recovery through the court system.

SALES AND MARKETING

Our sales and marketing teams focus on proactively identifying and converting opportunities for both existing customers and prospects within our target segments, to expand customers’ space within our data centre portfolio.

SALES

We sell our products and services through local direct sales forces and a centralised International Accounts Team and by attending tradeshows, networking events and industry seminars. Our International Accounts Team focuses on maximising revenues across our European footprint from our largest customers and on identifying and developing new major accounts. We utilise a number of indirect channel partners in the United States to secure both referrals and orders from companies based out of the United States.

MARKETING

Our marketing organisation is responsible for identifying target customer segments, development of the value proposition that will enable us to succeed in our chosen segments, building and communicating a distinct brand, driving qualified leads into the sales pipeline and ensuring strategic alignment with key partners. Our marketing team supports our strategic priorities through the following primary objectives:

Customer Segmentation

Our marketing organisation is responsible for the identification of high-growth customer segments and associated companies therein that we wish to target in order to build the community of interest and develop our value proposition to enable success in our chosen markets. Our marketing organisation is also responsible for business development of key magnetic and strategic accounts in each segment working with sales in order to build our communities of interest. Magnetic companies when present in our data centres, attract other interested members to join the community. The magnetic effect can be a consequence of the application, data or capability that they place in our data centres. A company in one of our segments is considered “strategic” if its presence adds value to the community of interest by increasing the magnetism of the community. This can be achieved by virtue of its brand and the associated added value to Interxion and the community.

Brand Management and Positioning

This includes brand identity unification, positioning at the corporate and country levels, the development of methodology, marketing assets and brand awareness programs for all of our business units.

Lead Generation

Utilising online marketing, targeted advertising, direct marketing, event marketing and public relations programs and strategies to design and execute successful lead-generation campaigns leveraging telemarketing and direct sales to grow our pipeline and deliver our revenue goals.

INNOVATION AND TECHNICAL EXCELLENCE

For well over a decade we have been at the forefront of data centre design and management, and we continue to focus strongly on innovation and energy efficiency improvements. Whether it is evaluating the latest energy-efficiency techniques, options for green power, or new design practices, Interxion leads the way.

Our dedicated Digital, Technology and Engineering Group (DTEG) pioneered many of today’s key data centre design approaches, such as modular design and build, designing for power usage effectiveness (PUE), cold aisle containment, seawater and ground water cooling and other energy efficient design innovations.

Because we have grown by organic expansion, the data centres that we have built are designed, operated and maintained in a consistent way, which contributes to high levels of technical excellence, reliability and performance.

OUR COMMITMENT TO SUSTAINABILITY

We are committed to environmental responsibility. We deliver efficient, cost-effective services by minimising waste and energy use, without compromising reliability and performance. Our modular data centre design – which lets us build large systems from smaller subsystems – optimises our use of space, power and cooling and helps us continue to improve PUE.

In 2015 we reaffirmed our commitment to sustainability with the formation of our Energy Strategy Group which works across Interxion countries to develop, implement and govern the energy strategy of the company.

This year we reached a milestone with more than 75% of power coming from sustainable sources. We implement free cooling wherever we can and recycle waste heat for other purposes.

Our Germany operations and our largest France data centre have led the way, receiving ISO 50001 certification for energy efficiency through the development of an energy management system.

As part of our sustainability commitment we contribute to recognised industry bodies. For example, we have a Vice Chair position at the Governmental Engagement Committee and we have a seat at the Advisory Council of The Green Grid (the leading energy efficiency and sustainability association for the data centre industry), and contribute to the EC Joint Research Centre on sustainability.

EMPLOYEES

As of 31 December, 2015 we had a total of 533 employees (full time equivalents, excluding contractors and interim staff) of which 323 employees worked in operations and support, 105 employees worked in sales and marketing and 105 employees served general and administrative roles. Of our employees, 400 were based in countries where we have operations and 133 employees worked from our headquarters near Amsterdam and corporate offices in London as of 31 December, 2015. We believe that relations with our employees are good. Except for collective rights granted by local law, none of our employees are subject to collective bargaining agreements.

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Operational review

ORGANISATIONAL STRUCTURE

European Telecom Exchange BV was incorporated on 6 April 1998, which (after being renamed InterXion Holding B.V. on 12 June, 1998) was converted into InterXion Holding N.V. on 11 January, 2000. For further information on the history and development of the Company, see Item 10 “Additional Information – General.” From inception onwards we have grown our colocation business organically. Since 2001, we have developed our geographic footprint in 13 cities where we have established data centre campuses. The only changes to our geographic footprint have been very recent – we added Marseille in 2014 and exited Hilversum at the end of 2014. Following the industry downturn beginning in 2001 as a result of a sharp decline in demand for Internet-based businesses, we restructured within our geographic base to refocus on a broader and more stable customer base. We have since focused on shifting our customer base from primarily emerging Internet companies and carriers to a wide variety of established businesses seeking to house their IT infrastructure.

Our subsidiaries perform various tasks, such as servicing our clients, operating our data centres, customers support, and providing management, sales and marketing support to the Group. The following table sets forth the name, country of incorporation and (direct and indirect) ownership interest of our subsidiaries:

Entity	Country of incorporation	Ownership %	Activity

InterXion HeadQuarters B.V.	The Netherlands	100%	Management

Interxion Europe Ltd	United Kingdom	100%	Management

InterXion Operational B.V.	The Netherlands	100%	Management/Holding

InterXion Participation 1 B.V.	The Netherlands	100%	Holding

InterXion Nederland B.V.	The Netherlands	100%	Provision of co-location services

InterXion Datacenters B.V.	The Netherlands	100%	Data centre sales & marketing

InterXion Real Estate Holding B.V.	The Netherlands	100%	Real estate management/Holding

InterXion Real Estate I B.V.	The Netherlands	100%	Real estate

InterXion Real Estate IV B.V.	The Netherlands	100%	Real estate

InterXion Real Estate V B.V.	The Netherlands	100%	Real estate

InterXion Real Estate X B.V.	The Netherlands	100%	Real estate

InterXion Österreich GmbH	Austria	100%	Provision of co-location services

InterXion Real Estate VII GmbH	Austria	100%	Real estate

InterXion Belgium N.V.	Belgium	100%	Provision of co-location services

InterXion Real Estate IX N.V.	Belgium	100%	Real estate

InterXion Danmark ApS	Denmark	100%	Provision of co-location services

InterXion Real Estate VI ApS	Denmark	100%	Real estate

Interxion France SAS	France	100%	Provision of co-location services

Interxion Real Estate II SARL	France	100%	Real estate

Interxion Real Estate III SARL	France	100%	Real estate

Interxion Real Estate XI SARL	France	100%	Real estate

InterXion Deutschland GmbH	Germany	100%	Provision of co-location services

InterXion Ireland Ltd	Ireland	100%	Provision of co-location services

Interxion España SA	Spain	100%	Provision of co-location services

InterXion Sverige AB	Sweden	100%	Provision of co-location services

InterXion (Schweiz) AG	Switzerland	100%	Provision of co-location services

InterXion Real Estate VIII AG	Switzerland	100%	Real estate

InterXion Carrier Hotel Ltd.	United Kingdom	100%	Provision of co-location services

INTERXION ANNUAL REPORT 2015 / 11

Operational review

OUR PEOPLE

OUR SENIOR TEAM

Our people are a key part of what differentiates us, led by a management team with considerable experience in the technology sector. The team focus on customers and on driving Interxion towards the heart of the digital economy, adding value and making it easier for our customers to do business.

DAVID RUBERG

David Ruberg, Chief Executive Officer

After serving for five years as Chairman of the Supervisory Board of Interxion, David became CEO in 2007 and continues to develop our business as one of Europe’s leading providers of carrier and cloud -neutral data centres. In his role as CEO, he combines valuable insights into the needs of our customers with his knowledge of how colocation technology can add value to such companies and help them further develop their business.

Prior to this, David was CEO and Chairman of Intermedia Communications, a broadband communications services provider, as well as Chairman of Digex, a webhosting company. He has also held posts at Data General and AT&T Bell Labs, and has served on the boards of multiple private and public businesses in the TMT space.

He holds a Masters degree from the University of Michigan in Computer and Communications Science.

JOSH JOSHI

Josh Joshi, Chief Financial Officer

Josh joined Interxion in 2007 and is responsible for our financial policy, funding strategy, financial and treasury planning, reporting and control, and investor relations. Josh has held senior executive roles in data centre, network and infrastructure businesses for over 15 years.

Before joining Interxion, Josh worked as CFO at two publicly traded companies – Leisure and Gaming plc and Telecity Group plc. He was one of the founders of the private equity-backed alternative network, Storm Telecommunications. Josh is a Chartered Accountant and worked in professional practice for eight years, latterly with Arthur Andersen.

He holds a degree in Civil Engineering from Imperial College, London and is a fellow of the Institute of Chartered Accountants in England and Wales.

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Operational review

GIULIANO DI VITANTONIO

Giuliano Di Vitantonio, Chief Marketing and Strategy Officer

Giuliano joined Interxion in 2015 and is responsible for our market and product strategies including product management, product marketing, segment strategy, commercial strategy and business development. He joined from Cisco Systems where he held the position of Vice President Marketing, Data Center & Cloud.

Giuliano has over 20 years of experience in the IT industry, including 17 years at Hewlett-Packard, where he held a broad range of positions in R&D, strategy, consulting, business development and marketing. Giuliano’s areas of expertise include IT management software, enterprise applications, data centre infrastructure and business intelligence solutions.

Giuliano has lived in five different countries and is fluent in four languages.

He has a Masters degree in EE/ Telecommunications from the University of Bologna and an MBA from the London Business School.

JAN-PIETER ANTEN

Jan-Pieter Anten, Vice President Human Resources

Jan-Pieter joined Interxion as VP Human Resources in 2011 and is responsible for the development and implementation of our HR strategy. His experience in human resources enables him to oversee the recruitment, development and retention of the experienced and dedicated staff who are key to our business across Europe.

He joined Interxion from global management consulting firm Hay Group, where he held the position of Director, International Strategic Clients Europe. In previous posts, he has worked as VP Human Resources for other international organisations such as Synthon and as a senior consultant within Hay Group.

Jan-Pieter holds a degree in Pharmaceutical Sciences from the University of Utrecht.

JAAP CAMMAN

Jaap Camman, Senior Vice President, Legal

Jaap joined Interxion in 1999 and is responsible for all legal and corporate affairs across the group. Jaap provides strategic legal direction, drawing on his extensive experience in corporate financing, finance restructuring, corporate governance and business design.

He joined Interxion after working in a number of roles within the Dutch government during which time he was responsible for the development of financial sector legislation and represented The Netherlands both at European Union and United Nations level. In his latest role he served as Deputy Head of the Insurance Division at the Netherlands Ministry of Finance.

Jaap holds a Masters degree in Law from the University of Utrecht.

INTERXION ANNUAL REPORT 2015 / 13

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FINANCIAL

REVIEW

INTERXION ANNUAL REPORT 2015 / 15

Financial review

FINANCIAL REVIEW

Interxion delivered a year of strong financial performance. Total revenue increased by 13% to €386.6 million while recurring revenue was up 14% to €365.2 million, year-on-year. Non-recurring revenue, which remained stable year-on-year, was driven by continuing strong customer installations. Adjusted EBITDA increased by 17%, to €171.3 million, and Adjusted EBITDA margin was up to 44.3%, from 43.0% in 2014.

Net finance expense for the year was €29.0 million (2014: €27.9 million); the underlying combined interest cost of the business was 6.0%, a 10 basis points improvement compared with 2014. Net profit for the year was €48.6 million (2014: €35.1 million), a 38% increase. Net profit was principally affected by the positive pre-tax impact of M&A-related income net of cost, of €9.1 million and profit on the sales of a financial asset of €2.3 million, resulting in a 17% increase in underlying adjusted net profit for the year.

The Company continued to generate significant cash from its operations: €169.4 million in 2015, a 25% increase on 2014. We continued to deploy these resources in a disciplined manner to fund further customer-driven data centre expansion: €175.7 million of the €192.6 million capital expenditure in 2015 was invested in expansion and upgrade projects to create the foundation for future growth and to meet customers’ needs.

During the year, we added 7,700 square metres of data-centre equipped space, and 8,100 square metres of revenue generating space, resulting in a 78% utilisation.

Josh Joshi

Chief Financial Officer

31 March 2016

INCOME STATEMENT HIGHLIGHTS

(€ millions)	2015	2014	2013
Total revenue	386.6	340.6	307.1
Recurring revenue	94%	94%	95%
Gross profit	234.9	201.5	183.0
Gross profit margin	61%	59%	60%
Adjusted EBITDA	171.3	146.4	131.8
Adjusted EBITDA margin	44%	43%	43%
Operating profit	95.5	78.4	70.4
Operating profit margin	25%	23%	23%
Profit for the year	48.6	35.1	6.8

REVENUE

Interxion benefits from a business model that has a high proportion of recurring revenue: of the year’s €386.6 million total revenue, €365.2 million, 94%, was recurring. This compares with €340.6 million in revenue for 2014, of which €319.2 million, or 94%, was recurring. The percentage of non-recurring revenue was driven by a continuing strong number of customer installations during the year, particularly in The Netherlands, Germany, France and Austria. In the Big4 countries – France, Germany, The Netherlands and the UK – €232.6 million (94%), of €246.9 million total revenue was recurring, compared with €200.6 million (94%) of €214.2 million total revenue in 2014. Recurring revenue in the Big4 segment grew 13% organically on a constant-currency basis.

In the Rest of Europe countries, €132.6 million (95%) of €139.6 million total revenue was recurring, compared with €118.6 million (94%) of €126.4 million total revenue in 2014. Recurring revenue in the Rest of Europe segment grew 10% organically on a constant-currency basis.

16 / INTERXION ANNUAL REPORT 2015

Financial review

Revenue growth was particularly strong in Germany and The Netherlands in 2015; Austria and Sweden performed very well within the Rest of Europe.

OTHER INCOME

Other income represents income that we do not consider part of our core business. It includes transaction break-fee income (€20.9 million; 2014: nil) and income from the subleases on unused data centre sites (€0.4 million; 2014: €0.3 million).

COST OF SALES

Cost of sales increased by 9% in 2015, to €151.6 million (2014: €139.1 million). Interxion’s business model not only results in a high percentage of recurring revenue, but also delivers significant operating benefits: once data centres are in operation, the number of relatively fixed costs contribute to operating leverage. Conversely, newly opened data centres generate comparatively higher non-recurring installation revenues at a relatively higher cost of sales, combined with nearly full operating costs at lower utilisation levels. After experiencing an evident “expansion drag” in 2014, 2015’s gross margin percentage increased to 60.8% (2014: 59.2%). The underlying inherent operating leverage of the business model remains intact.

SALES AND MARKETING COSTS

Sales and marketing costs increased by 15%, to €28.2 million (2014: €24.6 million), but were maintained at 7% of revenue. Our marketing department continued to invest resources in understanding our customers’ needs and how best to meet them. The department continues to develop its expertise to support our strategy of developing communities of interest around magnetic customers.

These communities of interest will continue to result in a high-quality customer base that benefits and grows from the businesses that our magnetic customers attract to our data centres. They lead to better customer satisfaction, lower churn and attractive investment returns.

GENERAL AND ADMINISTRATIVE COSTS

General and administrative costs increased by 34% in 2015, to €132.5 million (2014: €98.9 million), and to 34% of revenue (2014: 29%). The higher costs were primarily the result of a €16.1 million increase, to €78.2 million (2014: €62.2 million), in depreciation and amortisation and a €11.5 million increase in one-off M&A transaction costs (2014: €0.3 million). The higher depreciation and amortisation costs were consistent with the Company’s year-on-year increase in equipped data centre space.

General and administrative costs, excluding depreciation, amortisation, impairments, share-based payments, M&A transaction costs and increase/(decrease) in provision for onerous lease contracts, increased by 16% to €35.5 million compared with 2014. The increase was due to both an increase in salary and compensation costs driven by higher headcount, higher external hires and increased costs for professional advisory services.

ADJUSTED EBITDA

Adjusted EBITDA increased 17% during the year to €171.3 million (2014: €146.4 million). Adjusted EBITDA margin expanded by 130 basis points, to 44.3% (2014: 43.0%). Adjusted EBITDA in the Big4 countries – France, Germany, The Netherlands and the UK – totalled €134.3 million (2014: €113.4 million), a 54.4% margin (2014: 52.9%).

The increase in the Big4 Adjusted EBITDA margin was the result of improved operating leverage due to expansion drag and relatively higher sales commissions in 2014, partially offset by a positive Adjusted EBITDA performance in France. Adjusted EBITDA in the Rest of Europe totalled €78.9 million (2014: €67.3 million), a 56.5% margin (2014: 53.2%). Growth in Adjusted EBITDA and Adjusted EBITDA margin was particularly strong in Austria and Sweden.

The operating leverage in the Company’s business model and cost control is manifested in its Adjusted EBITDA results, which grew faster than recurring revenue and resulted in stable-to-expanding margins. Over the period 2013–2015, Interxion’s recurring revenue increased by 25%, while Adjusted EBITDA grew by 30%.

During this period, Adjusted EBITDA margins expanded by 140 basis points, from 42.9% in 2013 to 44.3% in 2015 (2014: 43.0%). The drivers behind this performance can be understood by looking at the trends in the nature of the operating costs.

The costs of data centre installation and energy directly correlate to the growth in revenue, whereas property and other general and administrative costs generally grew at a slower pace.

In 2015, the Company employed an average of 515 full-time equivalent employees, compared with 478 in 2014. We expect this number to increase moderately in 2016, in line with new data centre capacity becoming available and with our desire to fulfil our customers’ requirements.

OPERATING PROFIT

Operating profit increased by 22%, to €95.5 million in 2015 (2014: €78.4 million), primarily as a result of the increased scale of the business and the positive impact of a one-off M&A-related break-fee income, net of cost, of €9.1 million.

INTERXION ANNUAL REPORT 2015 / 17

Financial review

NET FINANCE EXPENSE

Net finance expense increased to €29.0 million (2014: €27.9 million), as a result of the full-year impact of the bond tap issued in April 2014, partly offset by the profit realised on the sale of our financial asset (€2.3 million) and profitable foreign exchange results.

INCOME TAX EXPENSE

Income tax expense increased by 16% in 2015 to €17.9 million (2014: €15.4 million). Our effective tax rate, which decreased from 31% in 2014 to 27% in 2015, was positively affected by the revaluation of deferred tax balances in the UK and Sweden, and the net positive income on the terminated M&A transaction, partly offset by the negative impact of non-deductible share-based payments.

NET PROFIT

Net profit, which increased to €48.6 million (2014: €35.1 million), was also affected by the positive net impact of M&A transaction costs and break-fee income. The net profit margin increased to 12.6% in 2015 (2014: 10.3%). Net profit, adjusted for M&A transaction costs and break-fee income of €9,1 million, profit on the sale of a financial asset, capitalised interest and other items, increased by 16.8% to €37.9 million. Adjusted net profit margin increased by 30 bps to 9.8%.

EARNINGS PER SHARE

Diluted earnings per share (EPS) increased to €0.69 per share in 2015 (2014: €0.50), principally as a result of improved operational results, one-off items in corporate income tax, and the net impact of M&A transaction costs and break-fee income. Adjusted net profit for the year increased by 17% on an earnings-per-share basis.

NET PROFIT HIGHLIGHTS

(€ millions)	2015	2014	2013
Net profit - as reported	48.6	35.1	6.8
Add back
+ Refinancing charges	—	0.6	31.0
+ M&A transaction costs	11.8	0.3	—
+ Deferred tax asset adjustment	—	—	0.6
+ Dutch crisis wage tax	—	—	0.4
	11.8	0.9	32.0
Reverse
– Adjustments to onerous lease	(0.2)	(0.8)	—
– Interest Capitalised	(2.6)	(3.6)	(1.7)
M&A transaction break fee income	(20.9)	—	—
Profit on sale of financial asset	(2.3)	—	—
	(26.0)	(4.4)	(1.7)
Tax effect of above add backs & reversals	3.5	0.9	(7.5)
Adjusted Net profit	37.9	32.5	29.6

Reported Basic EPS: (€)	0.70	0.51	0.10
Reported Diluted EPS: (€)	0.69	0.50	0.10
Adjusted Basic EPS: (€)	0.55	0.47	0.43
Adjusted Diluted EPS: (€)	0.54	0.46	0.43

BALANCE SHEET HIGHLIGHTS

(€ millions)	2015	2014	2013
PP&E and intangible assets	1,022.3	914.2	716.6
Cash and cash equivalents	58.6	99.9	45.7
Other current and non-current assets	171.2	159.0	148.5
Total assets	1,252.1	1,173.1	910.8

Borrowings	555.8	561.6	364.0
Other current and non-current liabilities	188.9	175.4	158.9
Total liabilities	744.7	737.0	522.9
Shareholders’ equity	507.4	436.1	387.9
Total liabilities and shareholders’ equity	1,252.1	1,173.1	910.8

BALANCE SHEET

The Company’s balance sheet at financial year-end 2015 was strong and well capitalised, with growing assets, declining costs of capital, and increasing shareholders’ equity.

During 2015, we invested €192.6 million in capital expenditure of which €175.7 million was for discretionary expansion and upgrade projects and €18.7 million for the purchase of the Vienna property. We opened two new data centres and expanded six others, and increased equipped space by 7,700 square metres. Net of depreciation, this resulted in a €103.9 million increase in property, plant and equipment. At 31 December 2015, the total book value of the Company’s property, plant and equipment was €999.1 million.

Intangible assets, which primarily represent power-grid rights and software development expenditure, increased on a net basis by €4.2 million to end the year at €23.2 million.

The Company’s deferred tax assets represent the temporary timing differences between the carrying amounts of assets for financial reporting purposes and the amounts for taxation purposes, and are primarily the result of tax loss carry-forwards. At 31 December 2015, the balance of these deferred tax assets was €23.0 million. Cash and cash equivalents decreased to €58.6 million at year-end 2015 (year-end 2014: €99.9 million), primarily as a result of capital expenditure partially offset by cash generated from operations, and additional mortgage financing.

Trade and other current assets increased by 17% to €141.5 million. The Company’s contracts typically require that, with the exception of metered power usage which is invoiced in arrears, monthly recurring fees are invoiced quarterly in advance. Total trade payables and other liabilities increased 10% to €174.7 million (2014: €158.7 million). Of this, 93%, or €162.6 million (2014: €146.5 million), were current liabilities. Other liabilities included deferred revenue, customer deposits, tax and social security liabilities, and accrued expenses.

Borrowings at year-end 2015 decreased to €555.8 million (2014: €561.6 million), which was primarily the net effect of repayment of the Vienna lease liability and regular mortgage repayments, partly offset by the new €15.0 million mortgage on Frankfurt property.

18 / INTERXION ANNUAL REPORT 2015

Financial review

The €100.0 million revolving credit facility remained undrawn during the year and provided a healthy liquidity cushion as of 31 December 2015.

Interxion continued to be in full compliance with its debt covenants. Our net debt leverage ratio stood at 2.9 compared with a covenant of less than 4.00.

The Company had no significant near-term debt maturities: 92% of its debt matures in 2019 or beyond. The €475 million 6.00% Senior Secured Notes will mature in July 2020.

Shareholders’ equity increased by €71.3 million in 2015 to €507.4 million, primarily as a result of retained net profit in 2015 and foreign currency translation differences, leading to a total comprehensive income of €59.0 million, and €12.2 million relating to new shares issued in respect of share options exercised.

CASH FLOW HIGHLIGHTS

(€ millions)	2015	2014	2013
Cash generated from operations	169.4	135.4	102.7
Net cash flows from operating activities	127.1	104.4	72.6
Capital expenditures, including intangible assets	(192.6)	(216.3)	(143.4)
Net cash flows used in investing activities	(187.9)	(217.9)	(143.4)
Net cash flows from financing activities	18.2	167.6	47.9
Net movement in cash and cash equivalents	(41.4)	54.2	(23.0)
Cash and cash equivalents at the end of the year	58.6	99.9	45.7

CASH FLOW

During 2015, cash generated from operations was 25% higher, at €169.4 million (2014: €135.4 million), principally as a result of a higher operating profit, and the net impact of M&A transaction costs and break-fee income.

Reported cash interest paid in 2015 was €30.5 million (2014: €25.2 million). In accordance with IFRS, Interxion is required to capitalise interest costs during construction.

The related cash interest paid reported in “purchase of property, plant and equipment” in 2015 was €3.6 million (2014: €2.5 million).

Cash income taxes increased to €11.9 million (2014: €6.3 million) and partially offset the increase in cash generated from operations. As a result, net cash flow from operating activities increased by 22%, to €127.1 million (2014: €104.4 million). Capital expenditure for 2015, which included the purchase of property, plant and equipment, plus the purchase of intangible assets, totalled €192.6 million. These investments were financed through the cash generated from operations and incremental financing; of this capital expenditure, €175.7 million was invested in expansion and upgrade projects to fuel future growth.

Net cash flow from financing activities was €18.2 million (2014: €167.6 million). In 2015, we acquired additional capital at attractive rates when we secured a mortgage on our FRA8/10 data centre property; net proceeds amounted to €14.9 million. As a result, the combined net effective interest rate improved to approximately 6.0%. In 2014, net proceeds from the €150 million bond tap at a premium of €106.75 amounted to €157.9 million.

Scheduled repayments for our mortgages amounted to €2.3 million in 2015. The Company also received €5.7 million from the exercise of stock options. While the Company does not currently hedge its foreign exchange exposure, exchange rates had a small positive impact on cash balances during the year. In 2015, the Company’s cash and cash equivalents decreased by €41.3 million – from €99.9 million at the beginning of the year to €58.6 million at the year-end.

INTERXION ANNUAL REPORT 2015 / 19

Financial review

SIGNIFICANT EVENT

SHARE DISTRIBUTION BY BAKER CAPITAL

On 2 June 2015, Lamont Finance N.V. and Baker Communications Fund II, L.P. requested that we instruct our Transfer Agent, American Stock Transfer & Trust Company, to remove the restrictive legend on all of the 18,657,592 ordinary shares held by Lamont Finance N.V. and Baker Communications Fund II, L.P.

Baker Capital (“Baker”) made a pro rata distribution-in-kind of these shares immediately to the partners of Baker Communications Fund II (Cayman) L.P. and Baker Communications Fund II L.P., which funds initially acquired Interxion shares in 2000. Under the terms of the undertaking executed by Baker in support of the proposed transaction between Interxion and Telecity Group plc, it was contemplated that Baker would make a full distribution of its shares to its partners upon the closing of the transaction. The distribution was made following the termination of the proposed transaction with Telecity Group plc and the related undertaking executed by Baker. Following the distribution, Baker owns shares constituting less than 1% of our outstanding ordinary shares.

This distribution did not have any effect upon the total number of ordinary shares outstanding.

As a result of the 18.6 million ordinary share distribution by funds affiliated with Baker, Mr. John Baker (on 5 June 2015) and Mr. Rob Manning (on 7 June 2015), tendered their resignations as Directors, effective immediately. Mr. Jean F.H.P. Mandeville was appointed as the new Chairman of the Board replacing Mr. Baker, effective 8 June 2015.

On 8 June 2015, our Board adopted amendments to the Company’s Bylaws to eliminate references to the shareholders agreement of 2 February 2011 between the Company and affiliates of Baker Capital, which is no longer in place, and to related provisions.

SIGNIFICANT RISK AND UNCERTAINTIES

In December 2015, we became aware that we suffered a breach in our IT security. This resulted in a temporary and localised compromise of the credentials to our customer relationship management system (“CRM”) which allowed unauthorised access to some customer and prospective customer contact details. No financial, personal or other sensitive customer data was accessed, or is stored within this system. This incident only affected our CRM system and did not impact or involve any of the data centres or services that we provide. Upon learning of this incident, we collaborated with our CRM supplier and have worked closely with our security team to ensure that all CRM information is secure.

On 13 December 2013, we were awarded a permit by the Seine-St-Denis authorities to operate our PAR7 data centre. On 15 October 2015, a French administrative court ruled that local authorities failed to perform a sufficiently extensive study of the potential noise impact that operating the PAR7 data centre could have on local residents and consequently the French administrative court annulled the permit we received on 13 December 2013. We have appealed this ruling. The Seine-St-Denis authorities have requested that we re-apply for a new permit and on 2 March 2016 we submitted an application for a new permit with the relevant administrative authorities. We have worked with the Seine-St-Denis authorities and we obtained formal approval to continue to operate the PAR7 data centre during the application process, which we expect to conclude by the end of 2016.

20 / INTERXION ANNUAL REPORT 2015

REPORT OF THE BOARD OF DIRECTORS

INTERXION ANNUAL REPORT 2015 / 21

Report of the Board of Directors

REPORT OF THE BOARD OF DIRECTORS

STRUCTURE

InterXion Holding N.V. (the “Company”) is a public limited liability company incorporated under the laws of The Netherlands and is the direct or indirect parent company of all companies forming the Interxion group of companies (the “Group”). Our corporate seat is in Amsterdam, The Netherlands. Our principal office is at Tupolevlaan 24, 1119 NX, Schiphol-Rijk, The Netherlands. The Company was incorporated on 6 April 1998 as European Telecom Exchange B.V. and was renamed InterXion Holding B.V. on 12 June 1998. On 11 January 2000 the Company was converted into a Naamloze Vennootschap. Since 28 January 2011 the Company’s shares have been listed on the New York Stock Exchange (“NYSE”).

The Company has one class of shares of which 69,919,244 had been issued and paid-up as of 31 December 2015. Of these shares 20,375,252 were issued by the Company in 2011 as part of its initial public offering.

BOARD OF DIRECTORS

BOARD POWERS AND FUNCTION

The Company has a one-tier management structure with one board of directors, currently consisting of one Executive Director and four Non-executive Directors. Our Board is responsible for the overall conduct of our business and has the powers, authorities and duties vested in it by and pursuant to the relevant laws of The Netherlands and our Articles of Association. In all its dealings, our Board shall be guided by the interests of our Group as a whole, including our shareholders and other stakeholders. Our Board has the final responsibility for the management, direction and performance of us and our Group. Our Executive Director is responsible for the day-to-day management of the Company. Our Non-executive Directors supervise the Executive Director and our general affairs, and provide general advice to the Executive Director.

Our Chief Executive Officer (“CEO”), the Executive Director, is the general manager of our business, subject to the control of our Board, and is entrusted with all of our Board’s powers, authorities and discretions (including the power to sub-delegate) delegated by the full Board from time to time by a resolution of our Board. Matters expressly delegated to our CEO are validly resolved upon by our CEO and no further resolutions, approvals or other involvement of our Board is required. Our Board may also delegate authorities to its committees. Upon any such delegation our Board supervises the execution of its responsibilities by our CEO and/or our Board committees. The Board remains ultimately responsible for the fulfilment of its duties. Moreover, its members remain accountable for the actions and decision of the Board and have ultimate responsibility for the Company’s management and the external reporting. The Board’s members are accountable to the shareholders of the Company at its Annual General Meeting.

BOARD MEETINGS AND DECISIONS

All resolutions of our Board are adopted by a simple majority of votes cast in a meeting at which at least the majority of the Directors are present or represented. A member of the Board may authorise another member of the Board to represent him/ her at the Board meeting and vote on his/her behalf. Each Director is entitled to one vote (provided that, for the avoidance of doubt, a member representing one or more absent members of the Board by written power of attorney will be entitled to cast the vote of each such absent member). If there is a tie, the Chairman has the casting vote.

Our Board meets as often as it deems necessary or appropriate or upon the request of any member of our Board. During 2015 our Board met 25 times. Our Board has adopted rules, which contain additional requirements for our decision-making process, the convening of meetings and, through separate resolution by our Board, details on the assignment of duties and a division of responsibilities between Executive Directors and Non-executive Directors. Our Board has appointed one of the Directors as Chairman and one of the Directors as Vice-Chairman of the Board. Our Board is further assisted by a Corporate Secretary. The Corporate Secretary may be a member of our Board or of our Senior Management and is appointed by our Board.

22 / INTERXION ANNUAL REPORT 2015

Report of the Board of Directors

COMPOSITION OF THE BOARD

Our Board consists of a minimum of one Executive Director and a minimum of three Non-executive Directors, provided that our Board is comprised of a maximum of seven members. The number of Executive Directors and Non-executive Directors is determined by our General Meeting, with the proviso that the majority of our Board must consist of Non-executive Directors. Only natural persons can be Non-executive Directors. The Executive Directors and Non-executive Directors are appointed by our General Meeting, provided that our Board is classified, with respect to the term for which each member of our Board will severally be appointed and serve as a member of our Board, into three classes, as nearly equal in number as reasonably possible.

Our Directors are appointed for a period of three years. The class I Directors serve for a term expiring at the Annual General Meeting to be held in 2017; the class II Directors serve for a term expiring at the Annual General Meeting to be held in 2018; and the class III Directors are serving for a term expiring at the Annual General Meeting to be held in 2016. At each Annual General Meeting, Directors appointed to succeed those Directors whose terms expire are appointed to serve for a term of office to expire at the third succeeding Annual General Meeting after their appointment. Notwithstanding the foregoing, the Directors appointed to each class continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy serves its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

Our Board has nomination rights with respect to the appointment of a Director. Any nomination by our Board may consist of one or more candidates per vacant seat. If a nomination consists of a list of two or more candidates, it is binding, and the appointment to the vacant seat concerned will be from the persons placed on the binding list of candidates, and will be effected through election. Notwithstanding the foregoing, our General Meeting may, at all times, by a resolution passed with a two-thirds majority of the votes cast representing more than half of our issued and outstanding capital, resolve that such list of candidates will not be binding.

The majority of our Directors are independent as required by the NYSE Manual. Our Non-executive Directors are all independent.

Directors may be suspended or dismissed at any time by our General Meeting. A resolution to suspend or dismiss a Director must be adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of our issued and outstanding share capital. Executive Directors may also be suspended by the Board.

On 1 January 2013 the Act on Management and Supervision became effective. Until 31 December 2015 this Act contained the consideration that a board is well balanced if it consists of at least 30% women and 30% men. As the Dutch Government has expressed the intention to reintroduce this consideration in this Act, the Company will continue to report on this topic. “Large” companies must take this into account:

●	Upon appointment and, where applicable, recommendation for nomination or nomination for appointment of Directors; and

●	When drawing up the profile for the size and composition of the Board.

A company is considered “large” if, on two consecutive balance sheet dates, at least two of the following three criteria are met:

●	The value of the company’s assets according to its balance sheet, based on the acquisition and manufacturing price, exceeds €17,500,000;

●	The net turnover exceeds €35,000,000; and

●	The average number of employees is at least 250.

The Company is committed to making an effort to increase the number of women on our Board of Directors, which it will primarily do by focusing on female candidates for Director positions. The main focus of the Company will continue to be on ensuring that those persons best qualified for a position on our Board of Directors are nominated, irrespective of their gender.

INTERXION ANNUAL REPORT 2015 / 23

Report of the Board of Directors

DIRECTORS

Name	Age	Gender	Nationality	Position	Term Expiration
David C. Ruberg	70	Male	American	President, Chief Executive Officer Vice-Chairman and Executive Director	2016
Frank Esser	57	Male	German	Non-executive Director	2017
Mark Heraghty	52	Male	Irish	Non-executive Director	2017
Jean F.H.P. Mandeville	56	Male	Belgian	Chairman and Non-executive Director	2016
Rob Ruijter	64	Male	Dutch	Non-executive Director	2018

David Ruberg, President, Chief Executive Officer,

Vice-Chairman and Executive Director

Mr. Ruberg joined Interxion as President and Chief Executive Officer in November 2007 and became Vice-Chairman of the Board of Directors when it became a one-tier board in 2011. Mr. Ruberg served as Chairman of the Supervisory Board from 2002 to 2007 and on the Management Board from 2007 until the conversion into a one-tier board. Mr. Ruberg was affiliated with Baker Capital, a private equity firm from January 2002 until October 2007. From April 1993 until October 2001 he was Chairman, President and CEO of Intermedia Communications,

a NASDAQ-listed broadband communications services provider, as well as Chairman of its majority-owned subsidiary, Digex, Inc., a NASDAQ-listed managed web hosting company. He began his career as a scientist at AT&T Bell Labs, contributing to the development of operating systems and computer languages. He holds a Bachelor’s Degree from Middlebury College and a Masters in Computer and Communication Sciences from the University of Michigan.

24 / INTERXION ANNUAL REPORT 2015

Report of the Board of Directors

Mark Heraghty, Non-executive Director

Mr. Heraghty serves on our Board of Directors, to which he was appointed in June 2014. His most recent position is Managing Director of Virgin Media Business. From 2006 to 2009, he was President EMEA for Reliance Globalcom with regional responsibility for the former FLAG Telecom and Vanco businesses which Reliance acquired. From 2000 to 2003, he was the CEO Europe for Cable & Wireless. Mr. Heraghty graduated from Trinity College Dublin with a degree in Mechanical Engineering (1985) and holds an MBA awarded by Warwick University (1992).

Rob Ruijter, Non-executive Director

Mr. Ruijter serves on our Board of Directors, to which he was appointed in November 2014. Mr. Ruijter was the Chief Financial Officer of KLM Royal Dutch Airlines from 2001 until its merger with Air France in 2004 and the Chief Financial Officer of VNU N.V. (a publicly listed marketing and publishing company, now the Nielsen Company) between 2004 and 2007. In 2009 and 2010 he served as the CFO of ASM International N.V. (a publicly listed manufacturer of electronic components) and in 2013 as the interim CEO of Vion Food Group N.V.

Mr. Ruijter currently serves on the Supervisory Board and as Chairman of the Audit Committee of Wavin N.V. (a manufacturer of piping), as well as on the Supervisory Board of Ziggo N.V. (a cable company). Mr. Ruijter is a non-executive director of Inmarsat Plc and the Chairman of its Audit Committee. He also serves as the Chairman of the Supervisory Board of Delta Lloyd N.V. and as member of the Remuneration Committee, the Audit Committee, the Compensation Committee and the Risk Committee of that company. Mr. Ruijter is a Certified Public Accountant in the United States and in The Netherlands and a member of the ACT in the UK.

Frank Esser, Non-executive Director

Mr. Esser serves on our Board of Directors, to which he was appointed in June 2014. From 2000 onwards, he has held various positions with the French telecom operator SFR, where, from 2002 to 2012, he was President and CEO. From 2005 to 2012, he was a member of the board of Vivendi Management. Prior to that he was a Senior Vice President of Mannesmann International Operations until 2000. Mr. Esser serves on the board of AVG N.V., Dalensys S.A. and Swisscom AG. He is a Business Administration graduate from Cologne University and he holds a Doctorate in Business Administration from the Cologne University.

Jean F.H.P. Mandeville, Chairman and Non-executive Director

Mr. Mandeville serves on our Board of Directors, to which he was appointed in January 2011. Since 8 June 2015 Mr. Mandeville has served as the Chairman of our Board of Directors. From October 2008 to December 2010, Mr. Mandeville served as Chief Financial Officer and board member of MACH S.à. r.l. He served as an Executive Vice President and Chief Financial Officer of Global Crossing Holdings Ltd/Global Crossing Ltd. from February 2005 to September 2008. Mr. Mandeville joined Global Crossing in February 2005, where he was responsible for all of its financial operations. He served as Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd./ST Telemedia from July 2002 to January 2005. In 1992, he joined British Telecom and served in various capacities covering all sectors of the telecommunications market (including wireline, wireless and multi-media) in Europe, Asia and the Americas. From 1992 to June 2002, Mr. Mandeville served in various capacities at British Telecom PLC, including President of Asia Pacific from July 2000 to June 2002, Director of International Development Asia Pacific from June 1999 to July 2000 and General Manager, Special Projects from

January 1998 to July 1999. Mr. Mandeville was a Senior Consultant with Coopers & Lybrand, Belgium from 1989 to 1992. He graduated from the University Saint-Ignatius Antwerp with a Masters in Applied Economics in 1982 and a Special degree in Sea Law in 1985.

DIRECTORS’ INSURANCE AND INDEMNIFICATION

In order to attract and retain qualified and talented persons to serve as members of our Board or of our Senior Management, we currently provide such persons with protection through a directors’ and officers’ insurance policy, and expect to continue to do so. Under this policy, any of our past, present or future Directors and members of our Senior Management will be insured against any claim made against any one of them for any wrongful act in their respective capacities.

Under our Articles of Association, we are required to indemnify each current and former member of our Board who was or is involved in that capacity as a party to any actions or proceedings, against all conceivable financial loss or harm suffered in connection with those actions or proceedings, unless it is ultimately determined by a court having jurisdiction that the damage was caused by intent (opzet), wilful recklessness (bewuste roekeloosheid) or serious culpability (ernstige verwijtbaarheid) on the part of such member.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to members of our Board, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

INTERXION ANNUAL REPORT 2015 / 25

Report of the Board of Directors

BOARD COMMITTEES

Our Board has established an audit committee, a compensation committee and a nominating committee. Each committee evaluates its performance annually to determine whether it is functioning effectively.

AUDIT COMMITTEE

Our audit committee consists of three independent Directors, Rob Ruijter, Frank Esser and Mark Heraghty. Rob Ruijter serves as the chair of the audit committee. The audit committee is independent as defined under and required by rule 10A-3 under the US Securities Exchange Act of 1934, as amended (“rule 10A-3”) and the NYSE Manual. The audit committee is responsible for the appointment (subject to Board and shareholders’ approval) of independent registered public accounting firm KPMG Accountants N.V. as our statutory auditors, for its compensation and retention, and for oversight of its work. In addition, approval of the audit committee is required prior to our entering into any related-party transaction. It is also responsible for “whistleblowing” procedures, certain other compliance matters, and the evaluation of the Company’s policies with respect to risk assessment and risk management. The audit committee met five times during 2015. Most of its time was dedicated to reviewing, with management and with the independent auditor, the unaudited quarterly interim reports and the audited annual Dutch statutory financial statements as well as the 20-F. This included reviewing the effectiveness of the internal controls and of the Company’s disclosure controls and procedures (as defined in rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), and overseeing the Company’s compliance with its legal and regulatory requirements.

COMPENSATION COMMITTEE

Our compensation committee consists of three independent Directors, Rob Ruijter, Frank Esser and Mark Heraghty. Until 5 June 2015 John Baker served as the chair of the compensation committee. Since 8 June Mark Heraghty serves as the chair of the compensation committee. Among other things, the compensation committee reviews, and makes recommendations to the Board regarding the compensation and benefits of our CEO and our Board. The compensation committee also administers the issuance of shares and stock options and other awards under our equity incentive plan, and evaluates and reviews policies relating to the compensation and benefits of our employees and consultants. The compensation committee met five times during 2015, with a focus on approving the 2014 Senior Management bonus pay-out, reviewing the long-term compensation philosophy of the Company, and reviewing and approving the Company’s share and option grants and reviewing and approving Senior Management’s short-term and long-term compensation.

NOMINATING COMMITTEE

Our nominating committee consists of three independent Directors, Frank Esser, Jean Mandeville and Mark Heraghty. Until 5 June 2015 John Baker served as the chair of the nominating committee. Since 8 June Frank Esser serves as the chair of the nominating committee. The nominating committee is responsible for, among other things, developing and recommending to our Board our corporate governance guidelines, identifying individuals qualified to become Directors, overseeing the evaluation of the performance of the Board, selecting the Director nominees for the next annual meeting of shareholders, and selecting Director candidates to fill any vacancies on the Board. The nominating committee met once during 2015. The main focus of this meeting was to discuss the nomination of Non-executive Directors.

GENERAL MEETINGS OF SHAREHOLDERS AND VOTING RIGHTS

Our Annual General Meeting must be held within six months of the end of the previous financial year. It must be held in The Netherlands in Amsterdam, Haarlemmermeer (Schiphol Airport) or Hoofddorp. Our financial year coincides with the calendar year. The notice convening the Annual General Meeting, together with the agenda for the meeting, shall be sent to the addresses of the shareholders shown in the register of shareholders. An extraordinary General Meeting may be convened whenever our Board or CEO deems it necessary.

In addition, shareholders and/or persons having the rights conferred by the laws of The Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital representing in the aggregate at least one-tenth of the Company’s issued capital, may request the Board to convene a General Meeting, stating specifically the business to be discussed. If the Board has not given proper notice of a General Meeting within the four weeks following receipt of the request, the applicants shall be authorised to convene a meeting themselves. Each of the shares confers the right to cast one vote. Each shareholder entitled to participate in a General Meeting, either in person or through a written proxy, is entitled to attend and address the meeting and, to the extent that the voting rights accrue to him or her, to exercise his or her voting rights in accordance with our Articles. The voting rights attached to any shares, or shares for which depositary receipts have been issued, are suspended as long as they are held in treasury.

At the Annual General Meeting the following items are discussed and/or approved as a minimum:

●	The adoption of the annual accounts;

●	The appointment of the auditor to audit the annual accounts;

●	The discharge of the Directors from certain liabilities;

●	The appointment of Directors; and

●	The allocation of profits.

The Board of Directors requires the approval of the General Meeting for resolutions of the Board that entail a significant change in the identity or character of the Company or the business connected with it, which significant changes in any case include:

●	The transfer of (nearly) the entire business of the Company to a third party;

●	The entering into or termination of a long-term co-operation of the Company or one of its subsidiaries with another legal entity or company or as fully liable partner in a limited or general partnership, if this co-operation or termination is of major significance for the Company; and

●	The acquisition or disposal by the Company or by one of its subsidiaries of participating interests in the capital of a company representing at least one-third of the sum of the assets of the Company as shown on its balance sheet according to the last adopted annual account of the Company.

Shareholders holding at least 3% of our issued share capital may submit agenda proposals for the General Meeting, provided we receive such proposals no later than 60 days before the date of the General Meeting.

Pursuant to the provisions in our Articles of Association, the General Meeting may only upon a proposal of the Board resolve to amend the Company’s Articles of Association, change the Company’s corporate form, enter into a Dutch statutory (de)merger or dissolve and liquidate the Company. Moreover these decisions require a resolution passed with a two-thirds majority of the votes cast representing at least one-half of the Company’s issued share capital.

26 / INTERXION ANNUAL REPORT 2015

Report of the Board of Directors

ANTI-TAKEOVER MEASURES

The Company has no anti-takeover measures in place. Although we do not envisage adopting any specific anti-takeover measures, the Board of Directors, pursuant to the Articles of Association as adopted by the General Meeting on 26 January 2011 and as amended by the General Meeting on 20 January 2012, was designated for a period of 5 years, which terminated on 28 January 2016, as the corporate body of the Company authorised to issue shares and grant rights to subscribe for shares up to the amount of our authorised share capital with the power to limit or exclude the rights of pre-emption thereto. On 30 June 2015, the General Meeting designated the Board of Directors for a period of 18 months, which will terminate on 30 December 2016, as the corporate body of the Company authorised to issue shares or grant rights to subscribe for shares, up to 10% of the authorised share capital of the Company as it stands at the date of the resolution.

ISSUANCE OF SHARES

The General Meeting is authorised to decide on the issue of new shares or to designate another body of the Company to issue shares for a fixed period of a maximum of five years. On such designation, the number of shares which may be issued must be specified. The designation may be extended for a period not exceeding five years. A resolution of the General Meeting to issue shares or to designate another body of the Company as the competent body to issue shares can only be adopted at the proposal of the Board. The General Meeting designated the Board as the body of the Company authorised to issue shares with the power to limit or exclude the rights of pre-emption relating thereto for a period that ended on 28 January 2016.

On 30 June 2015, the General Meeting designated the Board of Directors for a period of 18 months, which will terminate on 31 December 2016, as the corporate body of the Company authorised to (i) issue shares or grant rights to subscribe for up to 4,352,281 shares without pre-emption rights accruing to the shareholders for the purpose of the Company’s employee incentive schemes, and in addition (ii) issue shares or grant rights to subscribe for shares, up to 10% of the authorised share capital of the Company as it stands at the date of the resolution, in order to allow the Company to be sufficiently flexible in relation to its funding requirements.

ACQUISITION BY THE COMPANY OF SHARES IN ITS ISSUED CAPITAL

The Company may acquire shares in its issued capital only if all of the following requirements are met:

1.	The distributable equity of the Company must be at least equal to the purchase price;

2.	The aggregate nominal value of the shares already held by the Company and its subsidiaries and of the shares held in pledge by the Company does not exceed one-half of the Company’s issued capital; and

3.	The Board has been authorised by the General Meeting thereto. Such authorisation shall be valid for not more than 18 months and the General Meeting must specify in the authorisation the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. This authorisation is not required insofar as shares in the Company’s issued share capital are acquired in order to transfer them to employees of the Company or of its subsidiaries as referred to in section 2:24b of the Dutch Civil Code pursuant to a plan applicable to such employees.

COMPENSATION

PROCESS

In compliance with Dutch law, the General Meeting has adopted a directors’ remuneration policy for the Board of Directors. The remuneration of Executive Directors shall be determined by the Board within the framework of this remuneration policy, which determination will be on the basis of recommendations made by the Board’s compensation committee. The remuneration of our Non-executive Directors shall be determined by the General Meeting based on a proposal of the Board.

POLICY GOAL

The goal of the Company’s remuneration policy is to provide remuneration to its Directors in a form that will attract, retain and motivate qualified industry professionals in an international labour market, and to align the remuneration of the Directors with the short- and long-term elements of the tasks of the Directors as well as with interests of the stakeholders of the Company. The compensation of our Directors will be reviewed regularly.

Our Executive Director has a management agreement that terminates on 30 June 2016.

COMPENSATION

The annual cash compensation to our Executive Director for the year ended 31 December 2015, was €590,000 and consisted of annual base salary €550,000 and allowances of €40,000. Our Executive Director is eligible for an annual cash incentive, which is set at an on-target cash incentive percentage of 100% of his annual base salary. Over 2015 he earned €693,000 for achievements during 2015. In 2015, performance shares were awarded to the Executive Director (reference is made to note 22). Upon termination, the Executive Director is entitled to a contractually agreed compensation equal to 12 months’ base salary.

The annual compensation to our Non-executive Directors for the year ended 31 December 2015 was €40,000. Each Non-executive Director who was member of the Company’s audit committee in addition received €20,000 gross per annum, and the chairman of the Company’s audit committee received a further €10,000 gross per annum. Each Non-executive Director who was a member of the Company’s compensation committee in addition received €5,000 gross per annum, and the chairman of the Company’s compensation committee received a further €5,000 gross per annum. No other cash incentives are paid to our Non-executive Directors. An overview of the annual compensation of our Non-executive Directors is disclosed in note 35.

In 2011 our Non-executive Director Mr. Jean F.H.P. Mandeville was granted 15,000 options with an exercise price of $13.00. These options vested over a two-and-a-half- and a three-year period respectively, with the first 33.33% vesting six months and 12 months after the award date respectively, and the remainder vesting in equal annual instalments thereafter.

In 2013 each of our Non-executive Directors was awarded restricted shares equivalent to a value of € 40,000. The number of restricted shares was set on the basis of the Company’s share value at the closing of the New York Stock Exchange on the day of the 2013 Annual General Meeting. For each Non-executive Director all of these restricted shares vested at the General Meeting held at 30 June 2014. All of these restricted shares will be locked up for a period ending three years after the date of award (with the exception of a cash settlement to cover taxes due) or the date the Non-executive Director ceases to be a director of the Company, whichever is sooner.

INTERXION ANNUAL REPORT 2015 / 27

Report of the Board of Directors

In 2014 each of our Non-executive Directors was awarded restricted shares equivalent to a value of € 40,000. The number of restricted shares was set on the basis of the Company’s share value at the closing of the New York Stock Exchange on the day of the 2014 General Meeting. For each Non-executive Director who served for the entire period from the day of the 2014 General Meeting until the day of the 2015 General Meeting these restricted shares vested at the General Meeting held at 30 June 2015. All of these restricted shares will be locked up for a period ending three years after the date of award (with the exception of a cash settlement to cover taxes due) or the date the Non-executive Director ceases to be a director of the Company, whichever is sooner.

In 2015 each of our Non-executive Directors were awarded restricted shares equivalent to a value of € 40,000. The number of restricted shares was set on the basis of the Company’s share value at the closing of the New York Stock Exchange on the day of the 2015 Annual General Meeting. For each Non-executive Director all of these restricted shares vest on the day of the next Annual General Meeting, subject to such Non-executive Director having served the entire period. All of these restricted shares will be locked up for a period ending three years after the date of award (with the exception of a cash settlement to cover taxes due) or the date the Non-executive Director ceases to be a director of the Company, whichever is sooner.

The Company does not contribute to any pension scheme for its Directors. None of the Non-executive Directors is entitled to any contractually agreed benefit upon termination.

SHARES BENEFICIALLY OWNED

In the table below, beneficial ownership includes any shares over which a person exercises sole voting and/or investment power. Shares subject to options and/or restricted shares exercisable, as at 31 December 2015, are deemed outstanding and have therefore been included in the number of shares beneficially owned.

Directors	Shares Beneficially Owned as at 31 December 2015
David Ruberg	1,411,621
Jean F.H.P. Mandeville	19,043
Frank Esser	1,996
Mark Heraghty	1,996
Rob Ruijter	1,996

RISK MANAGEMENT

RISK MANAGEMENT AND THE INTERNAL CONTROL STRUCTURE

The aim of our risk management and internal control structure is to find the right balance between an effective, professional enterprise and the risk profile that we are aiming for as a business. Our risk management and internal controls, based on the Committee of Sponsoring Organizations (COSO) of the Treadway Commission Enterprise Risk Management Framework (2013), make a significant contribution to the prompt identification and adequate management of strategic and market risks. They also support us in achieving our operational and financial targets and in complying with the applicable laws and regulations. The risk management and internal control structure have been designed to meet the Sarbanes-Oxley 404 requirements.

RISK MANAGEMENT APPROACH

The Board has the ultimate responsibility for the risk management and internal control structure. Local subsidiary management teams are responsible for implementing the strategy, achieving results, identifying underlying opportunities and risks, and ensuring effective operations. They have to act in accordance with the policy and standards set by the Board, in which they are supported by corporate departments. Compliance to standards and policies is discussed regularly between subsidiary management and representatives of the Board, and is subject to review by corporate departments.

INTERNAL AUDIT FUNCTION

In 2015, a formal internal audit function was not in place.

FINANCIAL INSTRUMENTS

For the Company’s risk management procedures related to financial instruments we refer to the Group’s accounting policies and note 21, as included in these financial statements.

INTERXION’S CODE OF CONDUCT

Our Code of Conduct and Business Ethics is a reflection of our commitment to act as a responsible social partner and of the way we try to interact with all of our stakeholders.

It is noted that all transactions in which there are conflicts of interest with one or more Directors shall be agreed on terms that are customary in the sector concerned. Such transactions must be published in the annual report, together with a statement of the conflict of interest and a declaration that the relevant best practice provisions of the Dutch Corporate Governance Code have been complied with. A director may not take part in any discussion or decision making with regard to topics where such director is conflicted.

RISK FACTORS

RISKS RELATED TO OUR BUSINESS

●	We cannot easily reduce our operating expenses in the short term, which could have a material adverse effect on our business in the event of a slowdown in demand for our services or a decrease in revenue for any reason.

●	Our inability to utilise the capacity of newly planned data centres and data centre expansions in line with our business plan would have a material adverse effect on our business, financial condition and results of operations.

●	If we are unable to expand our existing data centres or locate and secure suitable sites for additional data centres on commercially acceptable terms, our ability to grow our business may be limited.

●	Failure to renew or maintain real estate leases for our existing data centres on commercially acceptable terms, or at all, could harm our business.

●	Our leases may obligate us to make payments beyond our use of the property.

●	We may experience unforeseen delays and expenses when fitting out and upgrading data centres, and the costs could be greater than anticipated.

●	We may incur non-cash impairment charges to our assets, in particular to our property, plant and equipment, which could result in a reduction to our earnings.

●	We face significant competition and we may not be able to compete successfully against current and future competitors.

28 / INTERXION ANNUAL REPORT 2015

Report of the Board of Directors

●	Our services may have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.

●	Our business is dependent on the adequate supply of electrical power and could be harmed by prolonged electrical power outages or increases in the cost of power.

●	A general lack of electrical power resources sufficient to meet our customers’ demands may impair our ability to utilise fully the available space at our existing data centres or our plans to open new data centres.

●	A significant percentage of our Monthly Recurring Revenue is generated by contracts with terms of one year or less remaining. If those contracts are not renewed, or if their pricing terms are negotiated downwards, our business, financial condition and results of operations would be materially adversely affected.

●	Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

●	Our operating results have fluctuated in the past and may fluctuate in the future, which may make it difficult to evaluate our business and prospects.

●	We are dependent on third-party suppliers for equipment, technology and other services.

●	We depend on the ongoing service of our personnel and senior management team and may not be able to attract, train and retain a sufficient number of qualified personnel to maintain and grow our business.

●	Disruptions to our physical infrastructure could lead to significant costs, reduce our revenues, and harm our business reputation and financial results.

●	Our insurance may not be adequate to cover all losses.

●	Our failure to meet the performance standards under our service level agreements may subject us to liability to our customers, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

●	We could be subject to costs, as well as claims, litigation or other potential liability, in connection with risks associated with the security of our data centres and our Information technology systems. We may also be subject to information technology systems failures, network disruptions and breaches of data security, which could have an adverse effect on our reputation and material adverse impact on our business.

●	We face risks relating to foreign currency exchange rate fluctuations.

●	The slowdown in global economies and their delayed recovery may have an impact on our business and financial condition in ways that we cannot currently predict.

●	Acquisitions, business combinations and other transactions present many risks, and we may not realise the financial or strategic goals that were contemplated at the time of any transaction and such transactions may alter our financial or strategic goals.

●	We focus on the development of communities of interest within customer segments and the attraction of magnetic customers. Our failure to attract, grow and retain these communities of interest could harm our business and operating results.

●	Consolidation may have a negative impact on our business model.
●	Our operations are highly dependent on the proper functioning of our information technology systems. We are in the process of upgrading these systems. The failure or unavailability of such systems during or after the upgrade process could result in the loss of existing or potential customers and harm our reputation, business and operating results.

●	Substantial indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.

●	We require a significant amount of cash to service our debt, which may limit available cash to fund working capital and capital expenditures. Our ability to generate sufficient cash depends on many factors beyond our control.

●	We may need to refinance our outstanding debt.

●	We are subject to significant restrictive debt covenants, which limit our operating flexibility.

RISKS RELATED TO OUR INDUSTRY

●	The European data centre industry has suffered from over-capacity in the past, and a substantial increase in the supply of new data centre capacity and/or a general decrease in demand for data centre services could have an adverse impact on industry pricing and profit margins.

●	If we do not keep pace with technological changes, evolving industry standards and customer requirements, our competitive position will suffer.

●	Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

●	Our carrier-neutral business model depends on the presence of numerous telecommunications carrier networks in our data centres.

●	We may be subject to reputational damage and legal action in connection with the information disseminated by our customers.

RISKS RELATED TO REGULATION

●	Laws and government regulations governing Internet-related services, related communication services and information technology and electronic commerce across the European countries in which we operate, continue to evolve and, depending on the evolution of such regulations, may adversely affect our business.

●	The industry in which we operate is subject to environmental and health and safety laws and regulations and may be subject to more stringent efficiency, environmental and health and safety laws and regulations in the future.

●	Changes in Dutch or foreign tax laws and regulations, or interpretations thereof may adversely affect our financial position.

RISKS RELATED TO OUR SHARES

●	The market price for our shares may continue to be volatile.

●	A substantial portion of our total outstanding shares may be sold into the market at any time. Such future sales or issuances, or perceived future sales or issuances, could adversely affect the price of our shares.

●	You may not be able to exercise pre-emptive rights.

●	We may need additional capital and may sell additional shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

●	We have never paid, do not currently intend to pay, and may not be able to pay any dividends on our shares.

INTERXION ANNUAL REPORT 2015 / 29

Report of the Board of Directors

●	Your rights and responsibilities as a shareholder will be governed by Dutch law and will differ in some respects from the rights and responsibilities of shareholders under US law, and shareholder rights under Dutch law may not be as clearly established as shareholder rights are established under the laws of some US jurisdictions.

●	We are a foreign private issuer and, as a result, and as permitted by the listing requirements of the New York Stock Exchange, we may rely on certain home country governance practices rather than the corporate governance requirements of the New York Stock exchange.

●	You may be unable to enforce judgments obtained in US courts against us.

●	We incur increased costs as a result of being a public company.

●	If our internal controls over financial reporting are found to be ineffective, our financial results or our stock price may be adversely affected.

CONTROLS AND PROCEDURES

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) and for the assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorisation; and providing reasonable assurance that unauthorised acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. The Company’s internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2015, based on criteria established in the ‘Internal Control Integrated Framework (2013)’ issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework).

Under the supervision and with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the Company’s disclosure controls and procedure (as defined in rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) have been evaluated as of 31 December 2015. Based upon the evaluation, the CEO and CFO, concluded that as of 31 December 2015, the Company’s disclosure controls and procedures were effective and designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarised and reported within the time periods specified in the

SEC’s rules and forms and to ensure that material information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report is subject to attestation by the Company’s independent registered public accounting firm. Our consolidated financial statements as of 31 December 2015, 2014 and 2013 have been audited by KPMG Accountants N.V., as an independent registered public accounting firm, which has issued an attestation report on the Company’s internal control over financial reporting included in the 2015 annual report on Form 20-F.

CHANGES IN INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Enhancements have been made during the period. There were no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

DUTCH CORPORATE GOVERNANCE CODE

In addition to the “Structure” section of this report on page 22, below is a further description of our corporate governance.

Since our initial public offering on 28 January 2011, we are required to comply with the Dutch Corporate Governance Code. The revised Dutch Corporate Governance Code (the Code) became effective on 1 January 2009 and applies to all Dutch companies listed in a government-recognised stock exchange, whether in The Netherlands or elsewhere. Because the Company is listed on the New York Stock Exchange (NYSE) it is also required to comply with the US Sarbanes-Oxley Act of 2002, as well as with NYSE listing rules, and the rules and regulations promulgated by the US Securities and Exchange Commission (SEC).

The full text of the Dutch Corporate Governance Code can be found at the website of the Monitoring Commission Corporate Governance Code (www.commissiecorporategovernance.nl).

The Code is based on a ‘comply or explain’ principle. Material changes in the corporate governance structure of the Company and in its compliance with the Code will be discussed at the Annual General Meeting as a separate agenda item. The discussion below summarises the deviations from the best practice provisions of the Code:

●	Best practice provision II.2.4 states among others that if options are granted, they shall, in any event, not be exercised in the first three years following the date of granting. The Company has granted options to some of its Directors which vest starting within three years of the date of granting. Although not in accordance with the Code, the Company considers that it is in the best interest of the Company and its stakeholders to align the vesting of the options with the term of their appointment as Director.

●	Best practice provision II.2.5 states that shares granted without financial consideration shall be retained for a period of five years or the end of employment if this period is shorter. The Company is operating a long-term incentive plan whereby currently the beneficiary of the shares can either (i) start trading 25% of the shares after the first, second, third and fourth anniversary, (ii) (in case of performance shares) start trading 50% of the shares after the first year, and 25% after the second and third anniversary, or (iii) (in case of shares awarded to Non-executive Directors) can trade all shares after the fourth anniversary.

30 / INTERXION ANNUAL REPORT 2015

Report of the Board of Directors

●	Best practice provision II.2.6 states that the option price may not be fixed at a level lower than a verifiable price or a verifiable price average in accordance with the trading in a regulated market on one or more predetermined days during a period of not more than five trading days prior to and including the day on which the option is granted. On 29 June 2011 Mr. Mandeville was awarded 15,000 options to acquire shares in the capital of the Company at an exercise price of $13.00 per share, while the shares on that day traded at $14.74. In accordance with the decision of the Annual General Meeting held on 29 June 2011, Non-executive directors who were not affiliated with a shareholder of the Company at the time they became a Non-executive Director were entitled to receive a one-time grant of 15,000 options to acquire shares in the capital of the Company at an exercise price equal to the price per share on the date such person became a Non-executive Director. Mr. Mandeville joined our Board on 26 January 2011 and the Company considers that on that day $13.00 was fair value per share.

●	Best practice provision III.7.1 states that a Non-executive Director may not be granted any shares and/or rights to shares by way of remuneration. The Company has granted shares to all and options to some of its Non-executive Directors as it believes that this is a valuable instrument to align the interests of the Non-executive Directors concerned with those of the Company.

●	Best practice provision IV.1.1 states that the General Meeting may pass a resolution to cancel the binding nature of a nomination for the appointment of an Executive Director or a Non-executive Director, by an absolute majority which may have to represent at most one-third of the issued capital. To cancel the binding nature of such a nomination, the Company’s Articles require a two-thirds majority representing more than 50% of the issued capital.

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. For management’s internal control statement we refer to “Management’s report on internal control over financial reporting” on page 30.

OUTLOOK FOR 2016

The outlook for 2016 is discussed each quarter as part of the Company’s quarterly earnings process.

The Board of Directors

31 March 2016

INTERXION ANNUAL REPORT 2015 / 31

32 / INTERXION ANNUAL REPORT 2015

CONSOLIDATED
FINANCIAL STATEMENTS

INTERXION ANNUAL REPORT 2015 / 33

Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

	For the year ended 31 December
	Note	2015	2014 (€’000)	2013
Revenue	5,6	386,560	340,624	307,111
Cost of sales	5,8	(151,613)	(139,075)	(124,141)
Gross profit		234,947	201,549	182,970
Other income	5	21,288	271	341
Sales and marketing costs	5,8	(28,217)	(24,551)	(22,818)
General and administrative costs	5,8,11	(132,505)	(98,884)	(90,134)
Operating profit	5	95,513	78,385	70,359
Finance income	9	3,294	890	484
Finance expense	9	(32,316)	(28,766)	(57,937)
Profit before taxation		66,491	50,509	12,906
Income tax expense	10	(17,925)	(15,449)	(6,082)
Profit for the year attributable to shareholders		48,566	35,060	6,824
Earnings per share attributable to shareholders:
Basic earnings per share: (€)	17	0.70	0.51	0.10
Diluted earnings per share: (€)	17	0.69	0.50	0.10
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
		For the year ended 31 December
		2015	2014 (€’000)	2013
Profit for the year attributable to shareholders		48,566	35,060	6,824
Other comprehensive income
Items that are, or may be, reclassified subsequently to profit or loss
Foreign currency translation differences		11,633	4,201	(3,220)
Effective portion of changes in fair value of cash flow hedge		50	(458)	90
Tax on items that are, or may be, reclassified subsequently to profit or loss		(1,224)	(367)	544
Other comprehensive income/(loss), net of tax		10,459	3,376	(2,586)
Total comprehensive income attributable to shareholders		59,025	38,436	4,238

Note: The accompanying notes form an integral part of these consolidated financial statements.

34 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at 31 December
	Note	2015	2014 (€’000)	2013
Non-current assets
Property, plant and equipment	11	999,072	895,184	698,748
Intangible assets	12	23,194	18,996	17,878
Deferred tax assets	10	23,024	30,064	34,446
Financial asset	13	–	774	774
Other non-current assets	14	6,686	5,750	16,536
		1,051,976	950,768	768,382
Current assets
Trade and other current assets	14	141,534	120,762	96,703
Short term investments	15	–	1,650	–
Cash and cash equivalents	15	58,554	99,923	45,690
		200,088	222,335	142,393
Total assets		1,252,064	1,173,103	910,775
Shareholders’ equity
Share capital	16	6,992	6,932	6,887
Share premium	16	507,296	495,109	485,347
Foreign currency translation reserve	16	20,865	10,440	6,757
Hedging reserve, net of tax	16	(213)	(247)	60
Accumulated deficit	16	(27,523)	(76,089)	(111,149)
		507,417	436,145	387,902
Non-current liabilities
Trade payables and other liabilities	18	12,049	12,211	11,537
Deferred tax liability	10	9,951	7,029	4,147
Provision for onerous lease contracts	19	–	1,491	4,855
Borrowings	20	550,812	540,530	362,209
		572,812	561,261	382,748
Current liabilities
Trade payables and other liabilities	18	162,629	146,502	132,093
Income tax liabilities		2,738	4,690	2,229
Provision for onerous lease contracts	19	1,517	3,443	4,020
Borrowings	20	4,951	21,062	1,783
		171,835	175,697	140,125
Total liabilities		744,647	736,958	522,873
Total liabilities and shareholders’ equity		1,252,064	1,173,103	910,775

Note: The accompanying notes form an integral part of these consolidated financial statements.

INTERXION ANNUAL REPORT 2015 / 35

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Hedging reserve	Accumulated deficit	Total equity
	(€’000)
Balance at 1 January 2015		6,932	495,109	10,440	(247)	(76,089)	436,145
Profit for the year		—	—	—	—	48,566	48,566
Hedging result, net of tax		—	—	—	34	—	34
Total other comprehensive income/(loss), net of tax		—	—	10,425	—	—	10,425
Total comprehensive income/(loss), net of tax		—	—	10,425	34	48,566	59,025
Exercise of options		43	5,686	—	—	—	5,729
Issuance of performance shares		17	(17)	—	—	—	—
Share-based payments	22	—	6,518	—	—	—	6,518
Total contribution by, and distributions to, owners of the Company		60	12,187	—	—	—	12,247
Balance at 31 December 2015		6,992	507,296	20,865	(213)	(27,523)	507,417

Balance at 1 January 2014		6,887	485,347	6,757	60	(111,149)	387,902
Profit for the year		—	—	—	—	35,060	35,060
Hedging result, net of tax		—	—	—	(307)	—	(307)
Total other comprehensive income/(loss), net of tax		—	—	3,683	—	—	3,683
Total comprehensive income/(loss), net of tax		—	—	3,683	(307)	35,060	38,436
Exercise of options		45	3,278	—	—	—	3,323
Share-based payments	22	—	6,484	—	—	—	6,484
Total contribution by, and distributions to, owners of the Company		45	9,762	—	—	—	9,807
Balance at 31 December 2014		6,932	495,109	10,440	(247)	(76,089)	436,145

Balance at 1 January 2013		6,818	477,326	9,403	—	(117,973)	375,574
Profit for the year		—	—	—	—	6,824	6,824
Hedging result, net of tax		—	—	—	60	—	60
Total other comprehensive income/(loss), net of tax		—	—	(2,646)	—	—	(2,646)
Total comprehensive income/(loss), net of tax		—	—	(2,646)	60	6,824	4,238
Exercise of options		69	4,431	—	—	—	4,500
Share-based payments	22	—	3,590	—	—	—	3,590
Total contribution by, and distributions to, owners of the Company		69	8,021	—	—	—	8,090
Balance at 31 December 2013		6,887	485,347	6,757	60	(111,149)	387,902

Notes: Since no minority shareholders in Group equity exist, the Group equity is entirely attributable to the parent’s shareholders.

The accompanying notes form an integral part of these consolidated financial statements.

36    /    INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended 31 December
	Note	2015	2014 (€’000)	2013
Profit for the year		48,566	35,060	6,824
Depreciation, amortisation and impairments	11, 12	78,229	62,177	57,670
Provision for onerous lease contracts	19	(3,532)	(4,172)	(3,285)
Share-based payments	22	6,518	6,576	4,149
Net finance expense	9	29,022	27,876	57,453
Income tax expense	10	17,925	15,449	6,082
		176,728	142,966	128,893
Movements in trade receivables and other current assets		(19,380)	(24,026)	(22,712)
Movements in trade payables and other liabilities		12,040	16,478	(3,510)
Cash generated from operations		169,388	135,418	102,671
Interest and fees paid		(30,522)	(25,166)	(22,747)
Interest received		152	471	569
Income tax paid		(11,948)	(6,305)	(7,930)
Net cash flow from operating activities		127,070	104,418	72,563
Cash flows from investing activities
Purchase of property, plant and equipment		(186,115)	(212,938)	(140,251)
Purchase of intangible assets		6,521	(3,339)	(3,130)
Proceeds from sale of financial asset		3,063	—	—
Acquisition of short-term investments	15	—	(1,650)	—
Redemption of short-term investments	15	1,650	—	—
Net cash flow used in investing activities		(187,923)	(217,927)	(143,381)
Cash flows from financing activities
Proceeds from exercised options		5,686	3,324	4,500
Proceeds from mortgages		14,850	9,185	15,490
Repayment of mortgages		(2,346)	(2,041)	(1,167)
Proceeds from revolving facility		—	30,000	—
Repayments of revolving facility		—	(30,000)	—
Proceeds 6% Senior Secured Notes due 2020		—	157,878	317,045
Repayment 9.50% Senior Secured Notes due 2017		—	—	(286,478)
Payments for revolving facility agreement		—	—	(1,398)
Interest received at issuance of Additional Notes		—	2,600	—
Interest paid related to interest received at issuance of Additional Notes		—	(2,600)	—
Transaction costs related to senior secured facility		—	(646)	—
Repayment of other borrowings		—	(72)	(81)
Net cash flow from financing activities		18,190	167,628	47,911
Effect of exchange rate changes on cash		1,294	114	(95)
Net movement in cash and cash equivalents		(41,369)	54,233	(23,002)
Cash and cash equivalents, beginning of year		99,923	45,690	68,692
Cash and cash equivalents, end of year	15	58,554	99,923	45,690

Note: The accompanying notes form an integral part of these consolidated financial statements.

INTERXION ANNUAL REPORT 2015 / 37

Consolidated Financial Statements

NOTES TO THE 2015 CONSOLIDATED FINANCIAL STATEMENTS

1	THE COMPANY

Interxion Holding N.V. (the “Company”) is domiciled in The Netherlands. The Company’s registered office is at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. The consolidated financial statements of the Company for the year ended 31 December 2015 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier-neutral Internet data centres.

The financial statements, which were approved and authorised for issue by the Board of Directors on 31 March 2016, are subject to adoption by the General Meeting of Shareholders.

2	BASIS OF PREPARATION

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), effective as at 31 December 2015, as issued by the International Accounting Standards Board (“IASB”), and IFRS as adopted by the European Union, and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Basis of measurement

The Group prepared its consolidated financial statements on a going-concern basis and under the historical cost convention except for certain financial instruments that have been measured at fair value.

Change in accounting policies

The Group has consistently applied the accounting policies set out below to all periods presented in these consolidated financial statements. The standards below are applicable for financial statements as prepared after 1 January 2014 for IFRS as issued by the International Accounting Standards Board, and are effective for IFRS as endorsed by the European Union for periods ending after 1 January 2015. For preparation of these financial statements, these standards have been early adopted under IFRS as endorsed by European Union.

Amendment to IAS 32 – Financial instruments: Presentation

This amendment clarifies some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position. The amendment clarifies that the right of set-off must be available today, and is not contingent on a future event. Furthermore it clarifies that gross settlements with features that (i) eliminate credit and liquidity risk and (ii) process receivables and payables in a single settlement process, are effectively equivalent to net settlements, and therefore satisfy the IAS 32 criterion. The amendment has no impact on the Group’s assets and liabilities.

Amendment to IAS 36 – Impairment of assets

This amendment has made small changes to the disclosures required by this standard when the recoverable amount is determined based on fair value less costs of disposal. The amendment has impact when an impairment loss on non-financial assets is recognised or reversed. The amendment has no impact on the disclosure on the Group’s assets and liabilities.

Amendment to IAS 39 – Financial instruments: Recognition and measurement

The amendment relates to the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to ‘over-the-counter’ derivatives and the establishment of central counterparties. Under IAS 39 novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The Group has applied the amendment and there has been no significant impact on the Group financial statements as a result.

IFRIC 21 – Levies

The Group has adopted IFRIC 21 – Levies with a date of 1 January 2014. IFRIC 21 sets out the accounting for an obligation to pay a levy when that liability is within the scope of IAS 37 ‘Provisions’. The interpretation addresses what the obligating event is that gives rise to pay a levy and when a liability should be recognised. The Group is not currently subject to significant levies so the impact on the Group is not significant.

Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates, which together with underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Judgements, estimates and assumptions applied by management in preparing these financial statements are based on circumstances as at 31 December 2015 and Interxion operating as a stand-alone company.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognised in the financial statements are discussed below:

Property, plant and equipment depreciation (see also Note 11)

Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment, where there has been a triggering event, by assessing the present value of estimated future cash flows and net realisable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective. Furthermore, the valuation of some of the assets under construction requires judgments which are related to the probability of signing lease contracts and obtaining planning permits.

In the fourth quarter of 2013, as part of the annual review of the estimated useful lives, we concluded that certain of our existing assets are used longer than originally anticipated. The estimated useful lives of certain of our property, plant and equipment have, therefore, been extended. This change was accounted for as a change in accounting estimate on a prospective basis effective

38 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

1 October 2013 under IAS 8 “Change in Accounting Estimates”. In the fourth quarter of 2013, depreciation expenses were approximately €2.0 million less than the prior quarter as a result of the changes in the estimated useful lives of certain of our property, plant and equipment. On an annualised basis for the year ended 31 December 2013, the depreciation charges would have been approximately €8.0 million lower.

On 13 December 2013, we were awarded a permit by the Seine-St-Denis authorities to operate our PAR7 data centre. On 15 October 2015, a French administrative court ruled that local authorities failed to perform a sufficiently extensive study of the potential noise impact that operating the PAR7 data centre could have on local residents and consequently the French administrative court annulled the permit we received on 13 December 2013. The Seine-St-Denis authorities have since requested that we re-apply for a new permit. We have worked with the Seine-St-Denis authorities and we have obtained formal approval to continue to operate the PAR7 data centre during the application process, which we expect to conclude by the end of 2016. However, the lack of a permanent permit is not considered an impairment triggering event.

Intangible fixed assets amortisation (see also Note 12)

Estimated remaining useful lives and residual values are reviewed annually. The carrying values of intangible fixed assets are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realisable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs and is, therefore, subjective.

Lease accounting (see also Note 23)

At inception or modification of an arrangement, the Group determines whether such an arrangement is, or contains, a lease. Classification of a lease contract is based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The classification of lease contracts includes the use of judgements and estimates.

Provision for onerous lease contracts (see also Note 19)

A provision is made for the discounted amount of future losses that are expected to be incurred in respect of unused data centre sites over the term of the leases. Where unused sites have been sublet, or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses.

Costs of site restoration (see also Note 25)

Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease and reviewed yearly, based on the rent period, contracted extension possibilities and possibilities of lease terminations.

Deferred tax (see also Note 10)

Provision is made for deferred tax at the rates of tax prevailing at the period-end dates unless future rates have been substantively enacted. Deferred tax assets are recognised where it is probable that they will be recovered based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending on local financial performance in each tax jurisdiction.

Share-based payments (see also Note 22)

The Group issues equity-settled share-based payments to certain employees under the terms of the long-term incentive plans. The charges related to equity-settled share-based payments, options to purchase ordinary shares and restricted and performance shares, are measured at fair value at the date of grant. The fair value at the grant date of options is determined using the Black Scholes model and is expensed over the vesting period. The fair value at grant date of the performance shares is determined using the Monte Carlo model and is expensed over the vesting period. The value of the expense is dependent upon certain assumptions including the expected future volatility of the Group’s share price at the date of grant and, for the performance shares, the relative performance of the Group’s share price compared to a group of peer companies.

Senior Secured Notes due 2020 (see also Note 20)

The Senior Secured Notes due 2020 are valued at amortised cost. The Senior Secured Notes due 2020 indenture includes specific early redemption clauses. As part of the initial measurement of the amortised costs value of the Senior Secured Notes due 2020 it is assumed that the Notes will be held to maturity. If an early redemption of all or part of the Notes is expected, the liability will be re-measured based on the original effective interest rate. The difference between the liability, excluding a change in assumed early redemption and the liability, including a change in assumed early redemption, will go through the profit and loss.

Functional and presentation currency

These consolidated financial statements are presented in euro, the Company’s functional and presentation currency. All information presented in euros has been rounded to the nearest thousand, except when stated otherwise.

3	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all entities that are directly or indirectly controlled by the Company. Subsidiaries are entities that are controlled by the Group. The Group controls an entity when it is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

The accounting policies set out below have been applied consistently by all subsidiaries to all periods presented in these consolidated financial statements.

INTERXION ANNUAL REPORT 2015 / 39

Consolidated Financial Statements

Loss of control

When the Group loses control over a subsidiary, the Company de-recognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognised in profit or loss.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealised income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Subsidiaries

With the exception of Stichting Administratiekantoor Management Interxion, all the subsidiary undertakings of the Group as set out below are wholly owned. Stichting Administratiekantoor is part of the consolidation based on the Group’s control over the entity.

●	Interxion HeadQuarters B.V., Amsterdam, The Netherlands;

●	Interxion Nederland B.V., Amsterdam, The Netherlands;

●	Interxion Trademarks B.V., Amsterdam, The Netherlands;

●	Interxion Österreich GmbH, Vienna, Austria;

●	Interxion Real Estate VII GmbH, Vienna, Austria;

●	Interxion Belgium N.V., Brussels, Belgium;

●	Interxion Real Estate IX N.V., Brussels, Belgium;

●	Interxion Denmark ApS, Copenhagen, Denmark;

●	Interxion Real Estate VI ApS, Copenhagen, Denmark;

●	Interxion France SAS, Paris, France;

●	Interxion Real Estate II SARL, Paris, France;

●	Interxion Real Estate III SARL, Paris, France;

●	Interxion Real Estate XI SARL, Paris, France;

●	Interxion Deutschland GmbH, Frankfurt, Germany;

●	Interxion Ireland Ltd, Dublin, Ireland;

●	Interxion Telecom SRL, Milan, Italy;

●	Interxion España SA, Madrid, Spain;

●	Interxion Sverige AB, Stockholm, Sweden;

●	Interxion (Schweiz) AG, Zurich, Switzerland;

●	Interxion Real Estate VIII AG, Zurich, Switzerland;

●	Interxion Carrier Hotel Ltd., London, United Kingdom;

●	Interxion Europe Ltd., London, United Kingdom;

●	Interxion Real Estate Holding B.V., Amsterdam, The Netherlands;

●	Interxion Real Estate I B.V., Amsterdam, The Netherlands;

●	Interxion Real Estate IV B.V., Amsterdam, The Netherlands;

●	Interxion Real Estate V B.V., Amsterdam, The Netherlands;

●	Interxion Real Estate X B.V., Amsterdam, The Netherlands;

●	Interxion Operational B.V., Amsterdam, The Netherlands;

●	InterXion Participation 1 B.V., Amsterdam, The Netherlands;

●	Interxion Datacenters B.V., The Hague, The Netherlands (formerly Centennium Detachering B.V.);

●	Interxion Consultancy Services B.V., Amsterdam, The Netherlands (dormant);

●	Interxion Telecom B.V., Amsterdam, The Netherlands (dormant);

●	Interxion Trading B.V., Amsterdam, The Netherlands (dormant);

●	Interxion B.V., Amsterdam, The Netherlands (dormant);

●	Interxion Telecom Ltd., London, United Kingdom (dormant);

●	Stichting Administratiekantoor Management Interxion, Amsterdam, The Netherlands.

Foreign currency

Foreign currency transactions

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and the financial position of each entity are expressed in euros, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in foreign currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The income and expenses of foreign operations are translated to euros at average exchange rates.

Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in euros using exchange rates prevailing at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Exchange differences, if any, arising on net investments including receivables from or payables to a foreign operation for which settlement is neither planned nor likely to occur, are recognised directly in the foreign currency translation reserve (FCTR) within equity. When control over a foreign operation is lost, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

Borrowing costs are capitalised based on the effective interest rate of the Senior Secured Notes.

Statement of cash flows

The consolidated statement of cash flows is prepared using the indirect method. The cash flow statement distinguishes between operating, investing and financing activities.

Cash flows in foreign currencies are converted at the exchange rate at the dates of the transactions. Currency exchange differences on cash held are separately shown. Payments and receipts of corporate income taxes and interest paid are included as cash flow from operating activities.

Financial instruments

Derivative financial instruments

Derivatives are initially recognised at fair value; any attributable transaction costs are recognised in profit and loss as they are incurred. Subsequent to initial recognition, derivatives are measured at their fair value, and changes therein are generally recognised in profit and loss.

40 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and accumulated in the hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss.

The amount accumulated in equity is retained in other comprehensive income and reclassified to the profit or loss in the same period, or periods, during which the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires, is sold, terminated or exercised, or the designation is revoked, hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, the amount accumulated in equity is reclassified to profit or loss.

Fair values are obtained from quoted market prices in active markets or, where an active market does not exist, by using valuation techniques. Valuation techniques include discounted cash flow models.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses.

The Group de-recognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the right to receive the contractual cash flows in a transaction in which substantially all the risk and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Financial assets are designated as at fair value through profit and loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Attributable transaction costs are recognised in profit and loss as incurred. Financial assets at fair value through profit and loss are measured at fair value and changes therein, which takes into account any dividend income, are recognised in profit and loss.

The fair values of investments in equity are determined with reference to their quoted closing bid price at the measurement date or, if unquoted, using a valuation technique.

Trade receivables and other current assets

Trade receivables and other current assets are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables and other current assets is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original term of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement.

When a trade receivable and other current asset is uncollectable, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents, including short-term investments, is valued at face value, which equals its fair value.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.

Trade payables and other current liabilities

Trade payables and other current liabilities are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition or construction of the asset and comprises purchase cost, together with the incidental costs of installation and commissioning. These costs include external consultancy fees, capitalised borrowing costs, rent and associated costs attributable to bringing the assets to a working condition for their intended use and internal employment costs that are directly and exclusively related to the underlying asset. In case of operating leases where it is probable that the lease contract will not be renewed, the cost of self-constructed assets includes the estimated costs of dismantling and removing the items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognised within income.

INTERXION ANNUAL REPORT 2015 / 41

Consolidated Financial Statements

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is de-recognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Depreciation is calculated from the date an asset becomes available for use and is depreciated on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated on the same basis as owned assets over the shorter of the lease term and their useful lives. The principal periods used for this purpose are:

Data centre freehold land	Not depreciated
Data centre buildings	15–30 years
Data centre infrastructure and equipment	5–20 years
Office equipment and other	3–15 years

Depreciation methods, useful lives and residual values are reviewed annually.

In the fourth quarter of 2013, as part of the annual review of the estimated useful lives, we concluded that certain of our existing assets are used longer than originally anticipated. The estimated useful lives of certain of our property, plant and equipment have, therefore, been extended. This change was accounted for as a change in accounting estimate on a prospective basis effective 1 October 2013 under IAS 8 “Change in Accounting Estimates”. In the fourth quarter of 2013, depreciation expenses were approximately €2.0 million less than the prior quarter as a result of the changes in the estimated useful lives of certain of our property, plant and equipment. On an annualised basis for the year ended 31 December 2013, the depreciation charges would have been approximately €8.0 million lower.

Data centre freehold land consists of the land owned by the Company and land leased by the Company under finance lease agreements. The data centre buildings consist of the core and shell in which we have constructed a data centre. Data centre infrastructure and equipment comprises of data centre structures, leasehold improvements, data centre cooling and power infrastructure, including infrastructure for advanced environmental controls such as ventilation and air conditioning, specialised heating, fire detection and suppression equipment and monitoring equipment. Office equipment and other comprised of office leasehold improvements and office equipment consisting of furniture, computer equipment and software.

Intangible assets

Intangible assets represent power grid rights, software and other intangible assets, and are recognised at cost less accumulated amortisation and accumulated impairment losses. Other intangible assets principally consist of lease premiums (paid in addition to obtain rental contracts).

Software includes development expenditure, which is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use the asset. The expenditure capitalised includes the cost of material, services and direct labour costs that are directly attributable to preparing the asset for its intended use.

Amortisation is calculated on a straight-line basis over the estimated useful lives of the intangible asset. Amortisation methods, useful lives and residual values are reviewed annually.

   The estimated useful lives are:

Power grid rights	10–15 years
Software	3–5 years
Other	3–12 years

Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash-generating unit is the greater of either its value in use or its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Considering the Company manages its data centres by country, and, given the data centre campus structures, the financial performance of data centres within a country is highly interdependent, the Company has determined that the cash-generating unit for impairment-testing purposes should be the group of data centres per country, unless specific circumstances would indicate that a single data centre is a cash-generating unit.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are to reduce the carrying amount of the assets in the unit (group of units) on a pro-rata basis.

Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; with any difference between the proceeds (net of transaction costs) and the redemption value recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. The Group de-recognises a borrowing when its contractual obligations are discharged, cancelled or expired.

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Consolidated Financial Statements

As part of the initial measurement of the amortised costs value of the Senior Secured Notes due 2020 it is assumed that the Notes will be held to maturity. If an early redemption of all or part of the Notes is expected the liability will be re-measured based on the original effective interest rate. The difference between the liability, excluding a change in assumed early redemption and the liability, including a change in assumed early redemption, will be recognised in profit and loss.

Provisions

A provision is recognised in the statement of financial position when the Group has a present legal or constructive obligation as a result of a past event; it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The discount rate arising on the provision is amortised in future years through interest. A provision for site restoration is recognised when costs for restoring leasehold premises to their original condition at the end of the lease are probable to be incurred and it is possible to make an accurate estimate of these costs. The discounted cost of the liability is included in the related assets and is depreciated over the remaining estimated term of the lease. If the likelihood of this liability is estimated to be possible, rather than probable, it is disclosed as a contingent liability in Note 25.

A provision for onerous lease contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses. Before a provision is established, the Group recognises any impairment loss on the assets associated with that contract.

Leases

Leases, in which the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of either its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. The finance lease obligations are presented as part of the long term liabilities and, as far as amounts need to be repaid within one year, as part of current liabilities.

Other leases are operating leases and the leased assets are not recognised on the Group’s statement of financial position. Payments made under operating leases are recognised in the income statement, or capitalised during construction, on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease.

Minimum finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

At inception or modification of an arrangement, the Group determines whether such an arrangement is, or contains, a lease. This will be the case if the following two criteria are met:

●	the fulfilment of the arrangement is dependent on the use of a specific asset or assets; and

●	the arrangement contains the right to use an asset.

For leased properties on which our data centres are located, we generally seek to secure property leases for terms of 20 to 25 years. Where possible, we try to mitigate the long-term financial commitment by contracting for initial lease terms for a minimum period of 10 to 15 years with the option for us to either (i) extend the leases for additional five-year terms or (ii) terminate the leases upon expiration of the initial 10 to 15 year term. Our leases generally have consumer price index based annual rent increases over the full term of the lease. Certain of our leases contain options to purchase the asset.

Segment reporting

The segments are reported in a manner consistent with internal reporting provided to the chief operating decision-maker, identified as the Board of Directors. There are two segments: the first segment is France, Germany, The Netherlands and the United Kingdom (the “Big4”), the second segment is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses such as corporate management, general and administrative expenses, loans and borrowings and related expenses and income tax assets and liabilities are stated in Corporate and other. The Big4 and Rest of Europe are different segments as management believes that the Big4 Countries represent the largest opportunities for Interxion, from market trends and growth perspective to drive the development of its communities of interest strategy within customer segments and the attraction of magnetic customers. As a result over the past three years we have invested between 65-69% of our capital expenditures in the Big4 segment while revenues constituted an average of 63% of total over the same period.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items presented as Corporate and other principally comprise loans and borrowings and related expenses; corporate assets and expenses (primarily the Company’s headquarters); and income tax assets and liabilities.

Segment capital expenditure is defined as the net cash outflow during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

EBITDA and Adjusted EBITDA, as well as recurring revenue, are additional indicators of our operating performance, and are not required by or presented in accordance with, IFRS. EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, M&A transaction costs, increase/decrease in provision for onerous lease contracts, M&A transaction break fee income, and income from sub-leases of unused data centre sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are

INTERXION ANNUAL REPORT 2015 / 43

Consolidated Financial Statements

measures used by certain investors and because they are used in our financial covenants in our €100 million Revolving Facility Agreement and €475 million 6.00% Senior Secured Notes due 2020. Other companies may, however, present EBITDA and Adjusted EBITDA differently than we do. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

This information, provided to the chief operating decision-maker, is disclosed to permit a more complete analysis of our operating performance. Exceptional items are those significant items that are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance.

Revenue recognition

Revenue is recognised when it is probable that future economic benefits will flow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable taking into account any discounts or volume rebates.

The Group reviews transactions for separately identifiable components and, if necessary, applies individual recognition treatment, revenues are allocated to separately identifiable components based on their relative fair values.

The Group earns colocation revenue as a result of providing data centre services to customers at its data centres. Colocation revenue and lease income are recognised in profit or loss on a straight-line basis over the term of the customer contract. Incentives granted are recognised as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognised on a straight-line basis over the quarter. Initial setup fees payable at the beginning of customer contracts are deferred at inception and recognised in the income statement on a straight-line basis over the initial term of the customer contract. Power revenue is recognised based on customers’ usage.

Other services revenue, including managed services, connectivity and customer installation services including equipment sales are recognised when the services are rendered. Certain installation services and equipment sales, which by their nature have a non-recurring character, are presented as non-recurring revenues and are recognised on delivery of service.

Deferred revenues relating to invoicing in advance and initial setup fees are carried on the statement of financial position as part of trade payables and other liabilities. Deferred revenues due to be recognised after more than one year are held in non-current liabilities.

Cost of sales

Cost of sales consists mainly of rental costs for the data centres and offices, power costs, maintenance costs relating to the data centre equipment, operation and support personnel costs and costs related to installations and other customer requirements. In general, maintenance and repairs are expensed as incurred. In cases where maintenance contracts are in place, the costs are recorded on a straight-line basis over the contractual period.

Sales and marketing costs

The operating expenses related to sales and marketing consist of costs for personnel (including sales commissions), marketing and other costs directly related to the sales process. Costs of advertising and promotion are expensed as incurred.

General and administrative costs

General and administrative costs include depreciation expenses and are expensed as incurred.

Employee benefits

Defined contribution pension plans

A defined contribution pension plan is a post-employment plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognised as an employee benefit expense in the income statement in the periods during which the related services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Termination benefits

Termination benefits are recognised as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancy are recognised as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting date, they are discounted to their present value.

Share-based payments

The long-term incentive programme enables Group employees to earn and/or acquire shares of the Group. The fair value at the date of grant to employees of share options, as determined using the Black Scholes model for options and the Monte Carlo model for the performance shares, is recognised as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options and/or shares. The amount recognised as an expense is adjusted to reflect the actual number of share options, restricted and performance shares that vest. Restricted shares are valued based on the market value at grant date.

Finance income and expense

Finance expense comprises interest payable on borrowings calculated using the effective interest rate method, gains on financial assets recognised at fair value through profit and loss and foreign exchange gains and losses. Borrowing costs directly attributable to the acquisition or construction of data centre assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the costs of those assets, until such time as the assets are ready for their intended use.

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Consolidated Financial Statements

Interest income is recognised in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

Foreign currency gains and losses are reported on a net basis, as either finance income or expenses, depending on whether the foreign currency movements are in a net gain or a net loss position.

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date that are expected to be applied to temporary differences when they reverse or loss carry forwards when they are utilised.

A deferred tax asset is also recognised for unused tax losses and tax credits. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Company to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will have an impact on tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis of their tax assets and liabilities will be realised simultaneously.

Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary and preference shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary outstanding for the effects of all dilutive potential ordinary shares, which comprise the share options granted.

New standards and interpretations not yet adopted

The new standards, amendments to standards and interpretations listed below are available for early adoption in the annual period beginning 1 January 2015, although they are not mandatory until a later period. The Group has decided not to adopt these new standards standards or interpretations until a later point in time.

Effective date	New standard or amendments
1 January 2016	IFRS 14 – Regulatory deferral accounts;
1 January 2018	IFRS 15 – Revenue from contract with customer;
1 January 2018	IFRS 9 – Financial instruments;

In January 2016 the IASB issued IFRS 16 – Leases. This standard is effective as from 1 January 2019. The Company has not yet assessed the impact of the aforementioned new standards and interpretations.

4	FINANCIAL RISK MANAGEMENT

Overview

The Group has exposure to the following risks from its use of financial instruments:

●	Credit risk
●	Liquidity risk
●	Market risk
●	Other risks

This note presents information about the Group’s exposure to each of the above risks, the Group’s goals, policies and processes for measuring and managing risk, and its management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the oversight of the Group’s risk management framework.

The Group continues developing and evaluating the Group’s risk management policies with a view to identifying and analysing the risks faced, to setting appropriate risk limits and controls, and to monitoring risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Board of Directors oversees the way management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks the Group faces.

INTERXION ANNUAL REPORT 2015 / 45

Consolidated Financial Statements

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument were to fail to meet its contractual obligations. It principally arises from the Group’s receivables from customers. The Group’s most significant customer, which is serviced from multiple locations and under a number of service contracts, accounted for 11% of recurring revenues in 2015, and for less than 10% in 2014 and 2013. In 2015 this customer accounted for 15% of recurring revenues in the Big4 segment, and for 5% of recurring revenues in the Rest of Europe segment.

Trade and other receivables

The Group’s exposure to credit risk is mainly influenced by the individual characteristics of each customer. The demographics of the Group’s customer base, including the default risk of the industry and the country in which customers operate, has less of an influence on credit risk.

The Group has an established credit policy under which each new customer is analysed individually for creditworthiness before it begins to trade with the Group. If customers are independently rated, these ratings are used. If there is no independent rating, the credit quality of the customer is analysed taking its financial position, past experience and other factors into account.

The Group’s standard terms require contracted services to be paid in advance of these services being delivered. Next to the standard terms the Group provided service fee holidays in relation to our long-term customer contracts, for which an accrued revenue balance is accounted for. In the event that a customer fails to pay amounts that are due, the Group has a clearly defined escalation policy that can result in a customer’s access to their equipment being denied or service to the customer being suspended.

In 2015, 94% (2014: 94% and 2013: 95%) of the Group’s revenue was derived from contracts under which customers paid an agreed contracted amount, including power on a regular basis (usually monthly or quarterly) or from deferred initial setup fees paid at the outset of the customer contract.

As a result of the Group’s credit policy and the contracted nature of the revenues, losses have occurred infrequently (see Note 21). The Group establishes an allowance that represents its estimate of potential incurred losses in respect of trade and other receivables. This allowance is entirely composed of a specific loss component relating to individually significant exposures.

Bank counterparties

The Group has certain obligations under the terms of its revolving loan agreement and Senior Secured Notes which limit disposal with surplus cash balances. The Group monitors its cash position, including counterparty and term risk, daily.

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our facilities. The Company grants rent guarantees to landlords of certain of the Group’s property leases (see Note 25).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the its reputation or jeopardising its future.

The majority of the Group’s revenues and operating costs are contracted, which assists it in monitoring cash flow requirements, which is done on a daily and weekly basis. Typically, the Group ensures that it has sufficient cash on demand to meet expected normal operational expenses, including the servicing of financial obligations, for a period of 60 days; this excludes the potential impact of extreme circumstances, such as natural disasters, that cannot reasonably be predicted.

All significant capital expansion projects are subject to formal approval by the Board of Directors, and material expenditure or customer commitments are only made once the management is satisfied that the Group has adequate committed funding to cover the anticipated expenditure (see Note 23).

Senior Secured Notes

On 3 July 2013, the Company issued an aggregate principal amount of €325 million 6.00% Senior Secured Notes due 2020 (the “Senior Secured Notes due 2020”). The net proceeds of the offering were used to purchase all of the €260 million Senior Secured Notes due 2017, which were tendered in the offer for those notes and to redeem the €260 million Senior Secured Notes due 2017 which remained outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums and for other general corporate purposes.

The Senior Secured Notes due 2020 are governed by an indenture dated 3 July 2013, between the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets. The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio (Adjusted EBITDA to Finance Charges) to exceed 2.00 and a consolidated senior leverage ratio (Total Net Debt to Pro-forma EBITDA) not to exceed 4.00. In addition, the aggregate of any outstanding debt senior to our Senior Secured Notes should not exceed €100 million.

The obligations under the Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

On 29 April 2014, the Company completed the issuance of €150.0 million aggregate principal amount of 6.00% Senior Secured Notes due 2020 (the “Additional Notes”). The net proceeds of the offering amount to €157.9 million, net of offering fees and expenses of €2.3 million. The net proceeds reflect the issuance of the Additional Notes at a premium at 106.75 and net of offering fees and expenses. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture pursuant to which, on 3 July 2013, the Company issued €325.0 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

46 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

Senior Secured Facility

On 14 April 2014, the Company entered into a senior secured facility agreement (the “Senior Secured Facility Agreement”) between, among others, the Issuer, Barclays Bank PLC and ABN AMRO Bank N.V. as lenders and Barclays Bank PLC as agent (the “Agent”) and security trustee, pursuant to which a €100.0 million senior secured term facility (the “Senior Secured Facility”) was made available to the Company.

Following the successful closing of the offering of Additional Notes (as defined and described in the preceding paragraph), the Company terminated the €100.0 million Senior Secured Facility Agreement. No amounts had been drawn under the Senior Secured Facility Agreement. However, the deferred financing fees amounting to €0.6 million were written off in April 2014 in connection with the termination of the Secured Senior Facility Agreement.

Revolving Facility

On 17 June 2013, the Company entered into a new €100 million Revolving Facility Agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This new €100 million Revolving Facility Agreement replaced the €60 million revolving facility agreement.

On 3 July 2013, in connection with the issuance of the €325 million Senior Secured Notes due 2020, all conditions precedent to the utilisation of this Revolving Facility Agreement were satisfied.

On 28 July 2014, Interxion Holding N.V. received consent from the lenders under its €100 million revolving facility to decrease the net assets guarantor coverage from 70% to 65% for a one-year period with effect from 30 June 2014. The Company has not been in breach of any covenants during the year.

As of December 2014, following the addition of Interxion Österreich GmbH as obligor to the group of guarantors, the net assets guarantor coverage exceeded 70%.

The net asset guarantor coverage is calculated as the aggregate net assets of the guarantors under the revolving facility (calculated on an unconsolidated basis and excluding all intragroup items and investments in subsidiaries of any member of the Group) to consolidated net assets of the Group.

The Revolving Facility Agreement also requires the Company to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt net of cash and cash equivalents of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

The Revolving Facility Agreement also includes a leverage ratio financial covenant (tested on a quarterly basis) requiring total net debt (calculated as a ratio to pro forma EBITDA) not to exceed a leverage ratio of 4.00 to 1.00. In addition, the Company must ensure, under the Revolving Facility Agreement, that the guarantors represent a certain percentage of adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a default under the Revolving Facility Agreement, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of 31 December 2015, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months.

As at 31 December 2015, the revolving facility agreement remained undrawn. The Company’s consolidated fixed charge ratio stood at 5.14 and the net debt ratio/consolidated senior leverage ratio stood at 2.94.

Mortgages

On 5 November 2012, the Company secured a five-year mortgage bank loan of €10 million, which is secured by mortgages on the AMS6 property, owned by Interxion Real Estate IV B.V. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points. Interest is due quarterly in arrears. No financial covenants apply to this loan next to the repayment schedule.

On 18 January 2013, the Group completed two mortgage financings totalling €10 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl and the PAR5 land, owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts on the two loans are to be repaid in quarterly instalments in an aggregate amount of €167,000 commencing on 18 April 2013. The mortgages have a maturity of fifteen years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of ten years. No financial covenants apply to this loan next to the repayment schedule.

On 26 June 2013, the Group completed a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property, owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing 1 May 2014 and a final repayment of €4,400,000 due on 1 May 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on the operations of Interxion Real Estate V B.V.

INTERXION ANNUAL REPORT 2015 / 47

Consolidated Financial Statements

On 1 April 2014, the Group completed a €9.2 million mortgage financing. The facility is secured by a mortgage on the data centre property in Zaventem (Belgium), which was acquired by Interxion Real Estate IX N.V. on 9 January 2014, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of fifteen years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly instalments of €153,330 of which the first quarterly instalment was paid on 31 July 2014 and a final repayment of €153,330 is due on 30 April 2029. No financial covenants apply to this loan next to the repayment schedule.

On 13 October 2015, the Group completed a €15.0 million mortgage financing. The facility is secured by a mortgage on the German real estate property owned by Interxion Real Estate I B.V. and a pledge on the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The principal amount is to be repaid in four annual instalments of €1,000,000 of which the first quarterly instalment is due on 30 September 2016, and a final repayment of €11,000,000 which is due on 30 September 2020. No financial covenants apply to this loan next to the repayment schedule.

Further details are in the Borrowing section (see Note 20).

Market risk

Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the euro, but also pounds sterling (GBP), Swiss francs (CHF), Danish kroner (DKK) and Swedish kronor (SEK). The currencies in which these transactions are primarily denominated are EUR, GBP, CHF, DKK, SEK and USD.

Historically, the revenues and operating costs of each of the Group’s entities have provided an economic hedge against foreign currency exposure and have not required foreign currency hedging.

It is anticipated that a number of capital expansion projects will be funded in a currency that is not the functional currency of the entity in which the associated expenditure will be incurred. In the event that this occurs and is material to the Group, the Group will seek to implement an appropriate hedging strategy.

The majority of the Group’s borrowings are euro denominated and the Company believes that the Interest on these borrowings will be serviced from the cash flows generated by the underlying operations of the Group, the functional currency of which is the euro. The Group’s investments in subsidiaries are not hedged.

Interest rate risk

Following the issue of 6.00% Senior Secured Notes due 2020, the Group is not exposed to significant variable interest rate expense for borrowings.

On 5 November 2012, the Company secured a five-year mortgage €10 million on the AMS6 data centre property. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points per annum. Interest is due quarterly in arrears.

On 18 January 2013, the Group completed two mortgage financings totalling €10 million. The loans are secured by mortgages, on the PAR3 land owned by Interxion Real Estate II Sarl, and the PAR5 land owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The mortgages have a maturity of fifteen years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed through an interest rate swap for 75% of the principal outstanding amount for a period of 10 years.

On 26 June 2013, the Group completed a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The mortgage loan has a variable interest rate based on EURIBOR plus 275 basis points.

On 1 April 2014, the Group completed a €9.2 million mortgage financing. The facility is secured by a mortgage on the data centre property in Zaventem (Belgium), which was acquired by Interxion Real Estate IX N.V. on 9 January 2014, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The mortgage loan has a variable interest rate based on EURIBOR plus 200 basis points.

On 13 October 2015, the Group completed a €15.0 million mortgage financing. The facility is secured by a mortgage on the real estate property in Germany, which is owned by Interxion Real Estate I B.V. and a pledge on the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points.

As at 31 December 2015, on the Revolving Facility Agreement the interest payable on EUR amounts drawn would be at the rate of EURIBOR plus 350 basis points and for GBP amounts drawn the interest payable would be LIBOR plus 350 basis points. The Revolving Facility Agreement was fully undrawn as at 31 December 2015.

Further details are in the Financial Instruments section (see Note 21).

Other risks

Price risk

There is a risk that changes in market circumstances, such as strong unanticipated increases in operational costs, construction of new data centres or churn in customer contracts, will negatively affect the Group’s income. Customers individually have medium-term contracts that require notice prior to termination. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group is a significant user of power and has exposure to increases in power prices. It uses independent consultants to monitor price changes in electricity and seeks to negotiate fixed-price term agreements with the power supply companies, not more than for own use, where possible. The risk to the Group is mitigated by the contracted ability to recover power price increases through adjustments in the pricing for power services.

48 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

Capital management

The Group has a capital base comprising its equity, including reserves, Senior Secured Notes, mortgage loan, finance leases and committed debt facilities. It monitors its solvency ratio, financial leverage, funds from operations and net debt with reference to multiples of its previous twelve months’ Adjusted EBITDA levels. The Company’s policy is to maintain a strong capital base and access to capital in order to sustain the future development of the business and maintain shareholders’, creditors’ and customers’ confidence.

The principal use of capital in the development of the business is through capital expansion projects for the deployment of further equipped space in new and existing data centres. Major capital expansion projects are not started unless the Company has access to adequate capital resources at the start of the project to complete the project, and they are evaluated against target internal rates of return before approval. Capital expansion projects are continually monitored before and after completion.

There were no changes in the Group’s approach to capital management during the year.

5	INFORMATION BY SEGMENT

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. Management monitors the operating results of its business units separately for the purpose of making decisions about performance assessments. There are two segments: the first is The Big4 which comprise of France, Germany, The Netherlands and the United Kingdom; the second is Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses, such as corporate management, general and administrative expenses, loans and borrowings, and related expenses and income tax assets and liabilities, are stated in Corporate and other.

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

The geographic information analyses the Group’s revenues and non-current assets by the Company’s country of domicile and other countries. In presenting the geographic information both revenue and assets have been based on their geographic location. The Netherlands is the country of domicile which reported revenues amounting to €65,225,000 (2014: €57,834,000; 2013: €50,569,000) and non-current assets (excluding DTA) amounting to €235,270,000 (2014: €230,404,000; 2013: €180,409,000).

INFORMATION BY SEGMENT, 2015	FR, DE, NL	Rest of Europe	Subtotal	Corporate	Total
	and UK			and other
			(€’000)
Recurring revenue	232,624	132,551	365,175	—	365,175
Non-recurring revenue	14,290	7,095	21,385	—	21,385
Total revenue	246,914	139,646	386,560	—	386,560
Cost of sales	(93,311)	(49,440)	(142,751)	(8,862)	(151,613)
Gross profit/(loss)	153,603	90,206	243,809	(8,862)	234,947
Other income	365	—	365	20,923	21,288
Sales and marketing costs	(7,925)	(5,145)	(13,070)	(15,147)	(28,217)
General and administrative costs	(62,828)	(30,687)	(93,515)	(38,990)	(132,505)
Operating profit/(loss)	83,215	54,374	137,589	(42,076)	95,513
Net finance expense					(29,022)
Profit before taxation					66,491

Total assets	878,568	309,218	1,187,786	64,278	1,252,064
Total liabilities	196,996	54,396	251,392	493,255	744,647
Capital expenditures, including intangible assets*	(131,812)	(55,004)	(186,816)	(5,820)	(192,636)
Depreciation, amortisation and impairments	50,317	23,688	74,005	4,224	78,229

Adjusted EBITDA	134,328	78,868	213,196	(41,920)	171,276

Note: *Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

INTERXION ANNUAL REPORT 2015 / 49

Consolidated Financial Statements

INFORMATION BY SEGMENT, 2014	FR, DE, NL	Rest of Europe	Subtotal	Corporate	Total
	and UK			and other
			(€’000)
Recurring revenue	200,603	118,581	319,184	—	319,184
Non-recurring revenue	13,608	7,832	21,440	—	21,440
Total revenue	214,211	126,413	340,624	—	340,624
Cost of sales	(83,844)	(47,947)	(131,791)	(7,284)	(139,075)
Gross profit/(loss)	130,367	78,466	208,833	(7,284)	201,549
Other income	271	—	271	—	271
Sales and marketing costs	(7,599)	(5,308)	(12,907)	(11,644)	(24,551)
General and administrative costs	(50,001)	(25,359)	(75,360)	(23,524)	(98,884)
Operating profit/(loss)	73,038	47,799	120,837	(42,452)	78,385
Net finance expense					(27,876)
Profit before taxation					50,509

Total assets	804,537	290,455	1,094,992	78,111	1,173,103
Total liabilities	166,250	73,448	239,698	497,260	736,958
Capital expenditures, including intangible assets*	(150,224)	(60,436)	(210,660)	(5,617)	(216,277)
Depreciation, amortisation and impairments	40,129	18,514	58,643	3,534	62,177

Adjusted EBITDA	113,409	67,273	180,682	(34,295)	146,387

INFORMATION BY SEGMENT, 2013	FR, DE, NL	Rest of Europe	Subtotal	Corporate	Total
	and UK			and other
			(€’000)
Recurring revenue	182,165	109,109	291,274	—	291,274
Non-recurring revenue	10,293	5,544	15,837	—	15,837
Total revenue	192,458	114,653	307,111	—	307,111
Cost of sales	(71,944)	(44,522)	(116,466)	(7,675)	(124,141)
Gross profit/(loss)	120,514	70,131	190,645	(7,675)	182,970
Other income	341	—	341	—	341
Sales and marketing costs	(7,200)	(5,212)	(12,412)	(10,406)	(22,818)
General and administrative costs	(47,074)	(23,437)	(70,511)	(19,623)	(90,134)
Operating profit/(loss)	66,581	41,482	108,063	(37,704)	70,359
Net finance expense					(57,453)
Profit before taxation					12,906

Total assets	619,356	223,274	842,630	68,145	910,775
Total liabilities	148,884	39,708	188,592	334,281	522,873
Capital expenditures, including intangible assets*	(93,676)	(47,016)	(140,692)	(2,689)	(143,381)
Depreciation, amortisation and impairments	(37,371)	(17,269)	(54,640)	(3,030)	(57,670)

Adjusted EBITDA	104,373	59,097	163,470	(31,633)	131,837

Note: *Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

50 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

RECONCILIATION ADJUSTED EBITDA

Consolidated	2015	2014	2013
		(€’000)
Profit for the year attributable to shareholders	48,566	35,060	6,824
Income tax expense	17,925	15,449	6,082
Profit before taxation	66,491	50,509	12,906
Finance income	(5,742)	(890)	(484)
Finance expense	34,764	28,766	57,937
Operating profit	95,513	78,385	70,359
Depreciation, amortisation and impairment	78,229	62,177	57,670
EBITDA(1)	173,742	140,562	128,029
Share-based payments	7,161	6,576	4,149
Increase/(decrease) in provision of onerous lease contracts	(184)	(805)	—
M&A transaction break-fee income(2)	(20,923)	—	—
M&A transaction costs(3)	11,845	325	—
Income from sublease of unused data centre sites	(365)	(271)	(341)
Adjusted EBITDA	171,276	146,387	131,837

France, Germany, The Netherlands and UK	2015	2014	2013
		(€’000)
Operating profit	83,215	73,038	66,581
Depreciation, amortisation and impairment	50,317	40,129	37,371
EBITDA(1)	133,532	113,167	103,952
Share-based payments	1,345	1,318	762
Increase/(decrease) in provision onerous lease contracts	(184)	(805)	—
Income from sublease of unused data centre sites	(365)	(271)	(341)
Adjusted EBITDA	134,328	113,409	104,373

Rest of Europe	2015	2014	2013
		(€’000)
Operating profit	54,374	47,799	41,482
Depreciation, amortisation and impairment	23,688	18,514	17,269
EBITDA(1)	78,062	66,313	58,751
Share-based payments	806	960	346
Adjusted EBITDA	78,868	67,273	59,097

Corporate and other	2015	2014	2013
		(€’000)
Operating profit	(42,076)	(42,452)	(37,704)
Depreciation, amortisation and impairment	4,224	3,534	3,030
EBITDA(1)	(37,852)	(38,918)	(34,674)
Share-based payments	5,010	4,298	3,041
M&A transaction break-fee income(2)	(20,923)	—	—
M&A transaction costs (3)	11,845	325	—
Adjusted EBITDA	(41,920)	(34,295)	(31,633)

Note:	(1) Operating profit plus depreciation, amortisation and impairment of assets.
(2) On 9 March 2015 the Company signed the definitive agreement on an all-share merger (the “Implementation Agreement”) with Telecity Group plc (“TelecityGroup”) on the terms as announced on 11 February 2015. Following termination of the Implementation Agreement on 29 May 2015, the Company received a cash break-up fee of £15 million from TelecityGroup which is reported within “Other income” in the consolidated income statement.
(3) M&A transaction costs are costs associated with the evaluation, diligence and conclusion or termination of merger or acquisition activity. In the year ended 31 December, 2015, M&A transaction costs included €10.7 million related to the abandoned merger with TelecityGroup, and €1.1 million related to other activity including, the evaluation of potential asset acquisitions.

In 2015, the share-based payments include an amount of €643,000 related to taxes and social security charges (2014: €92,000, 2013: €559,000).

INTERXION ANNUAL REPORT 2015 / 51

Consolidated Financial Statements

6	REVENUE

Revenue consists of colocation revenue derived from the rendering of data centre services, which includes customer installation services and equipment sales.

7	GENERAL AND ADMINISTRATIVE COSTS

The general and administrative costs consist of the following components:

	2015	2014	2013
		(€’000)
Depreciation, amortisation and impairments	78,229	62,177	57,670
Share-based payments	7,161	6,576	4,149
(Increase)/decrease in provision for onerous lease contracts	(184)	(805)	—
M&A transaction costs	11,845	325	—
Other general and administrative costs	35,454	30,611	28,315
	132,505	98,884	90,134

8	EMPLOYEE BENEFIT EXPENSES

The Group employed an average of 515 employees (full-time equivalents) during 2015 (2014: 478 and 2013: 425). Costs incurred in respect of these employees were:

	2015	2014	2013
		(€’000)
Salaries and bonuses	42,333	36,489	32,369
Social security charges	6,780	6,025	5,535
Contributions to defined contribution pension plans	2,273	2,178	2,051
Other personnel-related costs	7,518	7,355	8,309
Share-based payments	7,161	6,576	4,149
	66,065	58,623	52,413

The following income statement line items include employee benefit expenses of:

	2015	2014	2013
		(€’000)
Costs of sales	24,930	22,282	19,963
Sales and marketing costs	17,580	15,266	14,942
General and administrative costs	23,555	21,075	17,508
	66,065	58,623	52,413

The Group operates a defined contribution scheme for most of its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

In 2013, the Dutch Government imposed a crisis wage tax payable by employers. The total charge in 2013, included in General and administrative costs, amounted to €417,000. In 2014 and 2015, this crisis wage tax was no longer applicable.

52 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

9	FINANCE INCOME AND EXPENSE

	2015	2014 (€’000)	2013
Profit from sale of financial asset	2,289	—	—
Bank and other interest	82	496	484
Net foreign currency exchange gain	923	394	—
Finance income	3,294	890	484
Interest expense on Senior Secured Notes, bank and other loans	(27,094)	(23,783)	(22,594)
Interest expense on finance leases	(3,139)	(2,314)	(1,642)
Interest expense on provision for onerous lease contracts	(115)	(230)	(334)
Other financial expenses	(1,968)	(2,439)	(32,751)
Net foreign currency exchanges loss	—	—	(616)
Finance expense	(32,316)	(28,766)	(57,937)
Net finance expense	(29,022)	(27,876)	(57,453)

The “Profit from sale of financial asset” reflects the profit realised on the sale of the Group’s shares in iStreamPlanet Co.

In 2015, the “Interest expense on Senior Secured Notes, bank and other loans” increased principally as result of the full year impact of the Additional Notes issued in 2014, and lower capitalised borrowing costs.

In 2014, the “Interest expense on Senior Secured Notes, bank and other loans” increased principally as result of the increased interest expenses related to the Additional Notes amounting to €150 million partly offset by higher capitalised borrowing costs.

As a result of the refinancing completed on 3 July 2013, the Company incurred costs, presented in “Other financial expenses”, of approximately €31 million of which €26.5 million in cash related to the tender and redemption premiums and consent fees for the 9.50% Senior Secured Notes due 2017 (the “Senior Secured Notes due 2017”) and €4.5 million non-cash expenses from the deferred financing costs related to the former €60 million Revolving Facility Agreement and the unamortised costs of the Senior Secured Notes due 2017.

The “Interest expense on provision for onerous lease contracts” related to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

10	INCOME TAXES

INCOME TAX (EXPENSE)/BENEFIT

	2015	2014 (€’000)	2013
Current taxes	(9,170)	(8,947)	(7,888)
Deferred taxes	(8,755)	(6,502)	(1,806)
Total income tax (expense)/benefit	(17,925)	(15,449)	(6,082)

INTERXION ANNUAL REPORT 2015 / 53

Consolidated Financial Statements

RECONCILIATION OF EFFECTIVE TAX RATE

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25% in 2015 (25% in 2014 and 2013) and the actual tax benefit/(expense) with an effective tax rate of 27.0% (30.6% in 2014 and 47.1% in 2013) is as follows:

	2015	2014 (€’000)	2013
Profit for the year	48,566	35,060	6,824
Income tax expense	17,925	15,449	6,082
Profit before taxation	66,491	50,509	12,906

Income tax using Company’s domestic tax rate	(16,623)	(12,627)	(3,227)
Effect of tax rates in foreign jurisdictions	(407)	(1,033)	(1,007)
Change in tax rate and legislation	548	355	305
Non-deductible expenses	(1,948)	(1,617)	(2,041)
Recognition of previously unrecognised tax losses	734	—	—
Current year results for which no deferred tax asset was recognised	—	—	25
Prior year adjustments included in current year tax	211	(25)	344
Other	(440)	(502)	(481)
Income tax expense	(17,925)	(15,449)	(6,082)

RECOGNISED DEFERRED TAX ASSETS/(LIABILITIES)

The movement in recognised deferred tax assets during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other (€’000)	Tax loss carry- forward	Total
1 January 2013	14,979	3,639	4,600	18,151	41,369
Recognised in profit/(loss) for 2013	(990)	(1,022)	869	5,924	4,781
Recognised in equity	—	—	—	544	544
Effects of movements in exchange rates	2	—	—	(104)	(102)
31 December 2013	13,991	2,617	5,469	24,515	46,592
Recognised in profit/(loss) for 2014	(565)	(1,042)	(2,130)	(1,214)	(4,951)
Recognised in equity	—	—	—	(367)	(367)
Effects of movements in exchange rates	2	—	5	(22)	(15)
31 December 2014	13,428	1,575	3,344	22,912	41,259
Recognised in profit/(loss) for 2015	(858)	(1,091)	(1,021)	(3,553)	(6,523)
Recognised in equity	—	—	—	(1,224)	(1,224)
Effects of movements in exchange rates	11	—	—	221	232
31 December 2015	12,581	484	2,323	18,356	33,744
Offset deferred tax liabilities	(8,808)	—	(1,549)	(363)	(10,720)
Net deferred tax assets/(liabilities)	3,773	484	774	17,993	23,024

54 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

The movement in recognised deferred tax liabilities during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other (€’000)	Tax loss carry- forward	Total
1 January 2013	(12,291)	—	(1,116)	—	(13,407)
Recognised in profit/(loss) for 2013	(3,398)	—	423	—	(2,975)
Effects of movements in exchange rates	89	—	—	—	89
31 December 2013	(15,600)	—	(693)	—	(16,293)
Recognised in profit/(loss) for 2014	(1,138)	—	(413)	—	(1,551)
Effects of movements in exchange rates	(380)	—	—	—	(380)
31 December 2014	(17,118)	—	(1,106)	—	(18,224)
Recognised in profit/(loss) for 2015	(2,038)	—	(194)	—	(2,232)
Effects of movements in exchange rates	(215)	—	—	—	(215)
31 December 2015	(19,371)	—	(1,300)	—	(20,671)
Offset deferred tax assets	8,808	—	1,549	363	10,720
Net deferred tax assets/(liabilities)	(10,563)	—	249	363	(9,951)

The deferred tax assets and liabilities are presented as net amounts per tax jurisdiction as far as the amounts can be offset.

The estimated utilisation of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognised:

	2015	2014 (€’000)	2013
Deductible temporary differences - net	34	39	117
Tax losses	180	787	1,303
	214	826	1,420

The accumulated recognised and unrecognised tax losses expire as follows:

	2015	2014 (€’000)	2013
Within one year	2,683	—	3,159
Between 1 and 5 years	3,490	7,000	4,949
After 5 years	25,817	32,318	24,775
Unlimited	57,721	67,397	79,754
	89,711	106,715	112,637

INTERXION ANNUAL REPORT 2015 / 55

Consolidated Financial Statements

11	PROPERTY, PLANT AND EQUIPMENT

	Freehold land and buildings	Infrastructure and equipment	Assets under construction	Total data centre assets	Office equipment and other	Total
			(€’000)
Cost:
As at 1 January 2015	168,505	962,405	74,758	1,205,668	29,951	1,235,619
Additions	6,437	13,113	140,637	160,187	8,404	168,591
Exchange differences	(7)	14,889	966	15,848	537	16,385
Disposals	—	(1,221)	—	(1,221)	(673)	(1,894)
Transfers	—	138,697	(138,697)	—	—	—
As at 31 December 2015	174,935	1,127,883	77,664	1,380,482	38,219	1,418,701
Accumulated depreciation and impairment:
As at 1 January 2015	(9,270)	(313,282)	—	(322,552)	(17,883)	(340,435)
Depreciation	(3,382)	(67,561)	—	(70,943)	(4,333)	(75,276)
Exchange differences	—	(5,332)	—	(5,332)	(321)	(5,653)
Disposals	—	1,080	—	1,080	655	1,735
As at 31 December 2015	(12,652)	(385,095)	—	(397,747)	(21,882)	(419,629)
Carrying amount as at 31 December 2015	162,283	742,788	77,664	982,735	16,337	999,072

Cost:
As at 1 January 2014	103,715	765,282	87,213	956,210	31,028	987,238
Additions	53,597	51,782	141,042	246,421	5,375	251,796
Exchange differences	6	5,227	364	5,597	179	5,776
Disposals	—	(2,560)	—	(2,560)	(6,631)	(9,191)
Transfers	11,187	142,674	(153,861)	—	—	—
As at 31 December 2014	168,505	962,405	74,758	1,205,668	29,951	1,235,619
Accumulated depreciation and impairment:
As at 1 January 2014	(7,308)	(260,012)	—	(267,320)	(21,170)	(288,490)
Depreciation	(1,962)	(53,907)	—	(55,869)	(3,231)	(59,100)
Exchange differences	—	(1,533)	—	(1,533)	(110)	(1,643)
Disposals	—	2,170	—	2,170	6,628	8,798
As at 31 December 2014	(9,270)	(313,282)	—	(322,552)	(17,883)	(340,435)
Carrying amount as at 31 December 2014	159,235	649,123	74,758	883,116	12,068	895,184

56 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

	Freehold land and buildings	Infrastructure and equipment	Assets under construction	Total data centre assets	Office equipment and other	Total
	(€’000)
Cost:
As at 1 January 2013	87,157	709,722	30,553	827,432	28,883	856,315
Additions	16,558	27,206	89,770	133,534	2,373	135,907
Exchange differences	—	(3,735)	—	(3,735)	(122)	(3,857)
Disposals	—	(1,021)	—	(1,021)	(106)	(1,127)
Transfers	—	33,110	(33,110)	—	—	—
As at 31 December 2013	103,715	765,282	87,213	956,210	31,028	987,238
Accumulated depreciation and impairment:
As at 1 January 2013	(4,594)	(211,882)	—	(216,476)	(18,908)	(235,384)
Depreciation	(2,714)	(49,941)	—	(52,655)	(2,435)	(55,090)
Exchange differences	—	790	—	790	67	857
Disposals	—	1,021	—	1,021	106	1,127
As at 31 December 2013	(7,308)	(260,012)	—	(267,320)	(21,170)	(288,490)
Carrying amount as at 31 December 2013	96,407	505,270	87,213	688,890	9,858	698,748

In November 2014, the Group agreed to purchase the VIE data centre land and building for €18.7 million. The assets were previously accounted for as an operating lease. Upon entering into this purchase agreement, the lease was reported as a finance lease in accordance with IAS 17. In January 2015 the purchase transaction was effectuated. The purchase amount was paid in full and reported as a purchase of property, plant and equipment within investing cash flow and the finance lease liability was released. The carrying value of the land amounts to €9,150,000 and the carrying value of the building amounts to €10,171,000.

In August 2014, the Group exercised its option to purchase the AMS7 data centre land and building. The actual legal transaction will become effective in 2023. As a result of this modification, in accordance with IAS17, as of August 2014, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €5,800,000 and the carrying amount of the leased building amounts to €7,248,000.

In August 2014, the Group completed the €8.5 million transaction with Société Française du Radiotéléphone – SFR SA (“SFR”) to purchase a data centre campus in Marseille, France, owned by SFR. As at 31 December 2015, the carrying amount of the land amounts to €638,000 and the carrying value of the building amounts to €6,797,000.

In January 2014, the Group completed the €11.4 million transaction to purchase the data centre property in Brussels, Belgium. As at 31 December 2015, the carrying amount of the land amounts to €4,171,000 and the carrying value of the building amounts to €7,920,000.

In December 2012, the Group exercised its option to purchase the PAR7 data centre land. The actual legal transaction will become effective in 2019. As a result of this modification, in accordance with IAS17, as of 20 December 2012, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €20,832,000 (2014: €20,832,000 and 2013: €20,832,000). In addition, until 2014, the Group leased data centre equipment under a number of finance lease agreements, with a carrying amount of €202,000 per 31 December 2013. In 2014, the lease agreement expired and the ownership of these assets was transferred to the Group.

Capitalised interest relating to borrowing costs for 2015 amounted to €2,638,000 (2014: €3,604,000 and 2013: €1,701,000). The cash effect of the interest capitalised for 2015 amounted to €3,567,000, which is presented in the Statement of Cash Flows under “Purchase of property, plant and equipment” (2014: €2,512,000 and 2013: €3,681,000).

As at 31 December 2015, the carrying value of freehold land included in the category “Freehold land and buildings” amounts to €76,854,000 (2014: €70,497,000 and 2013: €51,663,000).

Depreciation of property, plant and equipment is disclosed as general and administrative cost in the consolidated statement of income.

At 31 December 2015, properties with a carrying value of €71,799,000 (2014: €55,614,000 and 2013: €44,017,000) were subject to a registered debenture to secure mortgages (see Note 20).

INTERXION ANNUAL REPORT 2015 / 57

Consolidated Financial Statements

12	INTANGIBLE ASSETS

The components of intangible assets are as follows:

	Power grid rights	Software	Other	Total
		(€’000)
Cost:
As at 1 January 2015	12,833	13,039	2,165	28,037
Additions	2,792	3,733	—	6,525
Exchange differences	466	43	—	509
Disposals	—	(493)	—	(493)
As at 31 December 2015	16,091	16,322	2,165	34,578
Amortisation:
As at 1 January 2015	(1,297)	(6,447)	(1,297)	(9,041)
Amortisation	(391)	(2,290)	(114)	(2,795)
Exchange differences	—	(41)	—	(41)
Disposals	—	493	—	493
As at 31 December 2015	(1,688)	(8,285)	(1,411)	(11,384)
Carrying amount as at 31 December 2015	14,403	8,037	754	23,194

Cost:
As at 1 January 2014	11,980	10,723	2,165	24,868
Additions	376	2,953	—	3,329
Exchange differences	477	25	—	502
Disposals	—	(662)	—	(662)
As at 31 December 2014	12,833	13,039	2,165	28,037
Amortisation:
As at 1 January 2014	(943)	(4,936)	(1,111)	(6,990)
Amortisation	(354)	(2,144)	(186)	(2,684)
Exchange differences	—	(29)	—	(29)
Disposals	—	662	—	662
As at 31 December 2014	(1,297)	(6,447)	(1,297)	(9,041)
Carrying amount as at 31 December 2014	11,536	6,592	868	18,996

Cost:
As at 1 January 2013	11,833	9,059	2,165	23,057
Additions	296	1,678	—	1,974
Exchange differences	(149)	(14)	—	(163)
As at 31 December 2013	11,980	10,723	2,165	24,868
Amortisation:
As at 1 January 2013	(612)	(2,882)	(925)	(4,419)
Amortisation	(331)	(2,063)	(186)	(2,580)
Exchange differences	—	9	—	9
As at 31 December 2013	(943)	(4,936)	(1,111)	(6,990)
Carrying amount as at 31 December 2013	11,037	5,787	1,054	17,878

Amortisation of intangible assets is disclosed as general and administrative cost in the consolidated income statement.

58 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

13	FINANCIAL ASSET

The financial asset consisted of a 1.6% equity shareholding in iStreamPlanet Inc., which was sold during the third quarter of 2015. The financial asset was designated as a financial asset measured at fair value through profit and loss. Refer to note 9 for disclosure on the realised gain.

14	TRADE AND OTHER (NON-) CURRENT ASSETS

	2015	2014	2013
		(€’000)
Non-current
Data-centre-related prepaid expenses	2,834	976	11,500
Rental and other supplier deposits	2,929	2,714	2,093
Deferred financing costs	422	995	1,258
Deferred rent related stamp duties	501	523	556
Cash flow hedge	—	—	90
Other non-current assets	—	542	1,039
	6,686	5,750	16,536

As at 31 December 2013, an amount of €11,500,000 was related to cash prepaid to a notary account from which the acquisition of our Brussels data centre building subsequent to year-end has been paid.

The deferred financing costs relate to the costs incurred for the Revolving Facility Agreement. On 17 June 2013, the Company entered into a €100 million revolving facility agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This agreement replaced the €60 million revolving facility agreement. The deferred financing costs balance of 2012 was charged to the income statement in full in 2013 as a result of the refinancing (see also note 9).

On 3 July 2013, in connection with the issue of the €325 million Senior Secured Notes due 2020, all conditions precedent to the utilisation of this revolving facility agreement were satisfied. In 2012, the Company amended the terms of its existing Revolving Facility Agreement.

	2015	2014	2013
		(€’000)
Current
Trade receivables – net (Note 21)	79,128	69,224	58,405
Taxes receivable	5,716	2,881	7,093
Accrued revenue	39,442	35,104	21,234
Prepaid expenses and other current assets	17,248	13,553	9,971
	141,534	120,762	96,703

Accrued revenue relate to service fee holidays provided in relation to our long-term customer contracts.

Prepaid expenses and other current assets principally comprise accrued income, prepaid insurances, rental and other related operational data centre and construction-related prepayments.

INTERXION ANNUAL REPORT 2015 / 59

Consolidated Financial Statements

15	CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash and cash equivalents include €4,868,000 (2014: €5,286,000 and 2013: €4,078,000) that is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

Short-term investments in 2014 related to short-term interest bearing deposit accounts. In 2013 and 2015 there were no short-term investments.

16	SHAREHOLDERS’ EQUITY

SHARE CAPITAL AND SHARE PREMIUM

		Ordinary shares
	2015	2014	2013
		(In thousands of shares)
On issue at 1 January	69,317	68,867	68,176
Issue/conversion of shares	602	450	691
On issue at 31 December	69,919	69,317	68,867

On 28 January 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary shares. The 34,808 thousand Preferred Shares were converted into ordinary shares and the Liquidation Price of €1.00 (post reverse stock split) per Preferred A Share was either paid out in cash or converted in ordinary shares (3.3 million ordinary shares). In 2015, a total of approximately 0.4 million (2014: 0.5 million, 2013: 0.7 million) options were exercised and restricted and performance shares were vested.

At 31 December 2015, 2014 and 2013, the authorised share capital comprised 200,000,000 ordinary shares at par value of €0.10. All issued shares are fully paid.

Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances with a permanent nature.

60 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

17	EARNINGS PER SHARE

BASIC EARNINGS PER SHARE

The calculation of basic earnings per share at 31 December 2015, was based on the profit of €48,566,000 attributable to ordinary shareholders (2014: €35,060,000 and 2013: €6,824,000) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2015 of 69,579,000 (for the years; 2014: 69,048,000 and 2013: 68,584,000). Profit is attributable to ordinary shareholders on an equal basis.

DILUTED EARNINGS PER SHARE

The calculation of diluted earnings per share at 31 December 2015 was based on the profit of €48,566,000 attributable to ordinary shareholders (2014: €35,060,000 and 2013: €6,824,000) and a weighted average number of ordinary shares and the impact of options, restricted share and performance shares outstanding during the year ended 31 December 2015 of 70,499,000 (for the years; 2014: 69,922,000 and 2013: 69,345,000).

In January 2011, the Company issued new shares at the New York Stock Exchange under the ticker symbol INXN. On completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary share. The 5:1 reverse stock split effectuated is presented in the basic earnings per share calculation and the diluted earnings per share calculation.

PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

	2015	2014	2013
		(€’000)
Profit attributable to ordinary shareholders	48,566	35,060	6,824
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
	2015	2014	2013
		(in thousands of shares)
Weighted average number of ordinary shares at 31 December	69,579	69,048	68,584
Dilution effect of share options, restricted and performance shares on issue	920	874	761
Weighted average number of ordinary (diluted) at 31 December	70,499	69,922	69,345

INTERXION ANNUAL REPORT 2015 / 61

Consolidated Financial Statements

18	TRADE PAYABLES AND OTHER LIABILITIES

	2015	2014	2013
		(€’000)
Non-current
Deferred revenue	5,272	4,986	4,605
Other non-current liabilities	6,777	7,225	6,932
	12,049	12,211	11,537
Current
Trade payables	25,045	23,902	28,175
Tax and social security	9,435	9,921	8,778
Customer deposits	20,500	19,286	18,507
Deferred revenue	60,700	53,246	44,550
Accrued expenses	46,949	40,147	32,083
	162,629	146,502	132,093
Trade payables include €14,958,000 (2014: 13,976,000 and 2013: €20,074,000) accounts payable in respect of purchases of property, plant and equipment. Accrued expenses are analysed as follows:
	2015	2014	2013
		(€’000)
Data-centre-related costs	11,788	9,042	7,158
Personnel and related costs	11,709	9,381	8,769
Professional services	2,246	1,857	1,824
Customer implementation and related costs	3,346	3,689	2,199
Financing-related costs	13,454	13,414	9,994
Other	4,406	2,764	2,139
	46,949	40,147	32,083

As at 31 December 2015, the accrued financing-related costs principally relate to interest expenses on the Senior Secured Notes.

62 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

19	PROVISION FOR ONEROUS LEASE CONTRACTS

As at 31 December 2015, the provision for onerous lease contracts relates to two unused data centre sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

The provision is calculated based on the discounted future contracted payments net of any sublease revenues.

	2015	2014	2013
		(€’000)
As at 1 January	4,934	8,875	11,826
Increase/(decrease) in provision	(184)	(805)	—
Unwinding of discount	115	230	334
Utilisation of provision	(3,348)	(3,366)	(3,285)
As at 31 December	1,517	4,934	8,875
Non-current	—	1,491	4,855
Current	1,517	3,443	4,020
	1,517	4,934	8,875
Discounted estimated future losses are calculated using a discount rate based on the five-year euro-area government benchmark bond yield prevailing at the balance sheet date. 20 BORROWINGS
	2015	2014	2013
		(€’000)
Non-current
Senior Secured Notes 6.0%, due 2020	475,503	475,643	317,610
Mortgages	40,727	29,141	22,524
Finance lease liabilities	34,582	34,141	20,470
Other loans	—	1,605	1,605
	550,812	540,530	362,209
Current
Mortgages	3,346	2,346	1,733
Finance lease liabilities	—	18,716	50
Other loans	1,605	—	—
	4,951	21,062	1,783
Total borrowings	555,763	561,592	363,992

The carrying amounts of the Group’s borrowings are principally denominated in euros. The face value of the Senior Secured Notes as at 31 December 2015 was €475,000,000 (2014: €475,000,000 and 2013: €325,000,000).

The face value of the mortgages amounted to €44,646,000 as per 31 December 2015 (2014: €31,993,000 and 2013: €24,833,000).

INTERXION ANNUAL REPORT 2015 / 63

Consolidated Financial Statements

SENIOR SECURED NOTES AND BANK BORROWINGS

Mortgages

In November 2012, the Group entered into a five-year mortgage for €10 million. The mortgage is secured by the AMS6 land and data centre buildings with a carrying value of €15,895,000. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points.

In January 2013, the Group completed two mortgage financings totalling €10 million. The loans are secured by mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl, pledges on the lease agreements, and are guaranteed by Interxion France SAS. The principal amounts on the two loans are to be repaid in quarterly instalments in an aggregate amount of €167,000 commencing on 18 April 2013. The mortgages have a maturity of fifteen years and have a variable interest rate based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed for 75% of the principal outstanding amount for a period of 10 years.

In June 2013, the Group completed a €6 million mortgage financing. The loan is secured by a mortgage on the AMS3 property owned by Interxion Real Estate V B.V. and a pledge on the lease agreement. The principal is to be repaid in annual instalments of €400,000 commencing 1 May 2014 and a final repayment of €4,400,000 due on 1 May 2018. The mortgage has a variable interest rate based on EURIBOR plus 275 basis points. The loan contains a minimum of 1.1 debt service capacity covenant ratio based on operations of Interxion Real Estate V B.V.

In April 2014, the Group completed a €9.2 million financing. The facility is secured by a mortgage on the data centre property in Zaventhem (Belgium), which was acquired by Interxion Real Estate IX N.V. on 9 January 2014, a pledge on the lease agreement, and is guaranteed by Interxion Real Estate Holding B.V. The facility has a maturity of fifteen years and has a variable interest rate based on EURIBOR plus 200 basis points. The principal amount is to be repaid in 59 quarterly instalments of €153,550 of which the first quarterly instalment was paid on 31 July 2014, and a final repayment is due on 30 April 2029.

On 13 October, 2015, the Group completed a €15.0 million mortgage financing. The facility is secured by a mortgage on the real estate property in Germany, which is owned by Interxion Real Estate I B.V. and a pledge on the lease agreement. The facility has a maturity of five years and has a variable interest rate based on EURIBOR plus 225 basis points. The principal amount is to be repaid in four annual instalments of €1,000,000 of which the first quarterly instalment is due on 30 September, 2016, and a final repayment of €11,000,000 which is due on 30 September, 2020.

These mortgages do not conflict with the restrictions of the Indenture and the Revolving Facility Agreement.

Senior Secured Notes due 2017

On 3 June 2013, the Company announced an offer to purchase for cash any and all of its outstanding euro-denominated €260 million Senior Secured Notes due 2017.

On 28 June 2013, holders of €256,962,000 aggregate principal amount of the €260 million Senior Secured Notes due 2017, representing 98.8% of the outstanding Notes, had validly tendered their Notes.

The total consideration for each €1,000 principal amount of the €260 million Senior Secured Notes due 2017 validly tendered prior to the consent deadline was €1,102 and after the consent deadline €1,092 plus the accrued and unpaid interest up to, but not including, the day of settlement.

On 3 July 2013, the tender was completed and the Company discharged its obligations with respect to the remaining €3,038,000 outstanding €260 million Senior Secured Notes due 2017 not purchased in the offer in accordance with the satisfaction and discharge provisions of the indenture governing the €260 million Senior Secured Notes due 2017. These Notes were redeemed on 2 August 2013 at a redemption price equal to a “make-whole” amount of €1,094 for each €1,000 principal amount, as calculated in accordance with the terms of the indenture governing the €260 million Senior Secured Notes due 2017, plus accrued and unpaid interest up to, but not including, the redemption date.

The total redemption fees amounted to approximately €26.5 million; in addition, the Company incurred approximately €4.5 million in non-cash expenses from the deferred financing costs relating to the former €60 million Revolving Facility Agreement and the unamortised costs of the Senior Secured Notes due 2017.

Senior Secured Notes due 2020

On 3 July 2013, the Company issued an aggregate principal amount of €325 million 6.00% Senior Secured Notes due 2020 (the “Senior Secured Notes due 2020”).

The net proceeds of the offering were used to purchase all of the €260 million Senior Secured Notes due 2017, which were tendered in the offer for those notes and to redeem the €260 million Senior Secured Notes due 2017 which remained outstanding following the expiration and settlement of the tender offer and consent solicitation, to pay all related fees, expenses and premiums and for other general corporate purposes.

The €325 million Senior Secured Notes due 2020 are governed by an indenture dated 3 July 2013, between the Company, as issuer, and The Bank of New York Mellon, London Branch as Trustee. The indenture contains customary restrictive covenants, including but not limited to limitations or restrictions on our ability to incur debt, grant liens, make restricted payments and sell assets.

64 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed charge ratio to exceed 2.00 and a consolidated senior leverage ratio (net of cash and cash equivalents) not to exceed 4.00.

The obligations under the €325 million Senior Secured Notes due 2020 are guaranteed by certain of the Company’s subsidiaries.

On 29 April 2014, the Company completed the issuance of €150 million aggregate principal amount of its 6.00% Senior Secured Notes due 2020 (the “Additional Notes”). The net proceeds of the offering amount to €157.9 million, net of offering fees and expenses of €2.3 million. The net proceeds reflect the issuance of the Additional notes at a premium of 106.75 and net of offering fees and expenses. The Additional Notes, which are guaranteed by certain subsidiaries of the Company, were issued under the indenture pursuant to which, on 3 July 2013, the Company issued €325 million in aggregate principal amount of 6.00% Senior Secured Notes due 2020.

The Company may redeem all or part of the €475 million Senior Secured Notes due 2020. The Company has the following redemption rights:

Optional Redemption prior to 15 July 2016 upon an equity offering

At any time prior to 15 July 2016, upon not less than 10 nor more than 60 days’ notice, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Senior Secured Notes at a redemption price of 106.000% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds from one or more equity offerings. The Company may only do this, however, if:

(a)	at least 65% of the aggregate principal amount of Senior Secured Notes that were initially issued (calculated after giving effect to the issuance of any additional notes) would remain outstanding immediately after the proposed redemption; and

(b)	the redemption occurs within 90 days after the closing of such equity offering.

Optional Redemption prior to 15 July 2016

Prior to 15 July 2016, upon not less than 10 nor more than 60 days’ notice, the Company may during each 12-month period commencing on the issue date redeem up to 10% of the aggregate principal amount of the Senior Secured Notes (calculated after giving effect to the issuance of any additional notes) at a redemption price equal to 103% of the principal amount redeemed plus accrued and unpaid interest, if any, to the redemption date.

At any time prior to 15 July 2016, upon not less than 10 nor more than 60 days’ notice, the Company may also redeem all or part of the Senior Secured Notes at a redemption price equal to 100% of the principal amount thereof plus the applicable redemption premium and accrued and unpaid interest to the redemption date.

Optional Redemption on or after 15 July 2016

At any time on or after 15 July 2016 and prior to maturity, upon not less than 10 nor more than 60 days’ notice, the Company may redeem all or part of the Senior Secured Notes. These redemptions will be in amounts of €100,000 or integral multiples of €1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on 15 July of the years set forth below.

Year	Redemption price
2016	104.500%
2017	103.000%
2018	101.500%
2019 and thereafter	100.000%

Change of Control

If, at any time, directly or indirectly, a beneficial owner becomes owner of more than 50% of the total voting power of the voting stock of the Company, a change of control occurs, then the Company shall make an offer to each holder of the Senior Secured Notes to purchase such holder’s Senior Secured Notes, in whole or in part, in a principal amount of €100,000 or in integral multiples of €1,000 in excess thereof at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

€100 Million Revolving Facility Agreement

On 17 June 2013, the Company entered into a new €100 million revolving facility agreement with ABN AMRO Bank N.V., Barclays Bank PLC, Citigroup Global Markets Limited, Credit Suisse AG, Banc of America Securities Limited, as arrangers, the lenders thereunder, Barclays Bank PLC, as agent and Barclays Bank PLC as security trustee. This new €100 million revolving facility agreement replaced the €60 million revolving facility agreement.

On 3 July 2013, in connection with the issue of the €325 million Senior Secured Notes due 2020, all conditions precedent to the utilisation of this revolving facility agreement were satisfied.

INTERXION ANNUAL REPORT 2015 / 65

Consolidated Financial Statements

Change of control or sale of assets

If, there is a sale of all or substantially all of the assets of the Group whether in a single transaction or a series of related transactions; or a change of control that any beneficial owner gains control of the Company, then a lender under the revolving facility agreement shall not be obliged to fund a loan to the Company.

In addition, if within 30 days of the Company notifying the Agent of a change of control or sale of assets as described above, a lender wishes to cancel its commitment under the revolving facility agreement as a result of that event, such lender’s commitments will be immediately cancelled and its participation in all outstanding loans shall, together with the accrued and unpaid interest and all other amounts accrued and outstanding under the agreement, become due and payable within 10 business days of the date on which the relevant lender notifies the agent, unless the Company replaces such lender within such 10 business day period.

MATURITY PROFILE

The maturity profile of the gross amounts of Senior Secured Notes and Mortgages is set out below:

	2015	2014	2013
		(€’000)
Within one year	—	—	—
Between 1 and 5 years	503,199	14,266	15,333
Over 5 years	16,447	492,727	334,500
	519,646	506,993	349,833
The Group has the following undrawn bank borrowing facilities:
	2015	2014	2013
		(€’000)
Expiring within one year	—	—	—
Expiring between 1 and 5 years	100,000	100,000	100,000
	100,000	100,000	100,000

COVENANTS

The Revolving Facility Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

●	create certain liens;

●	incur debt and/or guarantees;

●	enter into transactions other than on an arm’s-length basis;

●	pay dividends or make certain distributions or payments;

●	engage, in relation to the Company, in any business activity or own assets or incur liabilities not authorised by the Revolving Facility Agreement;

●	sell certain kinds of assets;

●	enter into any sale and leaseback transactions;

●	make certain investments or other types of restricted payments;

●	substantially change the nature of the Company or the Group’s business;

●	designate unrestricted subsidiaries; and

●	effect mergers, consolidations or sale of assets.

The Revolving Facility also requires the Company to maintain a specified financial ratio. The restrictive covenants are subject to customary exceptions including, in relation to the incurrence of additional debt, a consolidated fixed charge ratio (calculated as a ratio of adjusted EBITDA to consolidated interest expense) to exceed 2.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt and, if such debt is senior debt, a consolidated senior leverage ratio (calculated as a ratio of outstanding senior debt net of cash and cash equivalents of the Company and its restricted subsidiaries (on a consolidated basis) to pro forma adjusted EBITDA) to be less than 4.00 to 1.00 on a pro forma basis for the four full fiscal quarters (taken as one period) for which financial statements are available immediately preceding the incurrence of such debt.

66 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

The Revolving Facility Agreement also includes a leverage ratio financial covenant (tested on a quarterly basis) requiring total net debt (calculated as a ratio to pro forma EBITDA) not to exceed a leverage ratio of 4.00 to 1.00. In addition, the Company must ensure, under the Revolving Facility Agreement, that the guarantors represent a certain percentage of adjusted EBITDA of the Group as a whole and a certain percentage of the consolidated net assets of the Group as a whole. Our ability to meet these covenants may be affected by events beyond our control and, as a result, we cannot assure you that we will be able to meet the covenants. In the event of a default under our Revolving Facility, the lenders could terminate their commitments and declare all amounts owed to them to be due and payable. Borrowings under other debt instruments that contain cross acceleration or cross default provisions, including the Senior Secured Notes, may as a result also be accelerated and become due and payable.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage ratio could result in a default under the Revolving Facility Agreement. As of 31 December 2015, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months.

The Senior Secured Notes due 2020 Indenture contains covenants for the benefit of the holders of the Notes that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

●	incur debt;

●	enter into certain transactions with, or for the benefit of, an affiliate;

●	create or incur certain liens;

●	incur changes in control;

●	pay dividends or make certain distributions or payments;

●	engage in any business activity not authorised by the Indenture;

●	sell certain kinds of assets;

●	impair any security interest on the assets serving as collateral for the Notes;

●	enter into any sale and leaseback transaction;

●	make certain investments or other types of restricted payments;

●	designate unrestricted subsidiaries;

●	effect mergers, consolidations or sale of assets; and

●	guarantees certain debt.

The restrictive covenants are subject to customary exceptions and are governed by a consolidated fixed-charge ratio to exceed 2.00 and a consolidated senior leverage ratio (net of cash and cash equivalents) not to exceed 4.00.

The breach of any of these covenants by the Company could result in a default under the Indenture. As of 31 December 2015, the Company was in compliance with all covenants in the Indenture.

Interxion remained in full compliance with all its debt covenants. The Company’s consolidated fixed charge ratio stood at 5.14 (2014: 4.36) and both the net debt ratio and the leverage ratio financial covenant stood at 2.94 (2014: 3.24).

INTERXION ANNUAL REPORT 2015 / 67

Consolidated Financial Statements

FINANCIAL LEASE LIABILITIES

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following payment schedule:

	2015	2014	2013
		(€’000)
Gross lease liabilities:
Within one year	2,990	21,604	1,726
Between 1 and 5 years	30,230	31,964	7,492
More than 5 years	20,024	21,280	21,443
	53,244	74,848	30,661
Future interest payments	(18,662)	(21,991)	(10,141)
Present value of minimum lease payments	34,582	52,857	20,520

In November 2014, the Group agreed to purchase the VIE data centre land and building for €18.7 million. The assets were previously accounted for as an operating lease. Upon entering into this purchase agreement, the lease was reported as a finance lease in accordance with IAS 17. In January 2015 the purchase transaction was effectuated. The purchase amount was paid in full and reported as a purchase of property, plant and equipment within investing cash flow and the finance lease liability was released. The carrying value of the land amounts to €9,150,000 and the carrying value of the building amounts to €10,171,000.

In August 2014, the Group exercised its option to purchase the AMS7 data centre land and building. The actual legal transaction will become effective in 2023. As a result of this modification, in accordance with IAS17, as of 22 August 2014, the lease, which was previously reported as an operating lease is reported as a financial lease. The carrying amount of the land amounts to €5,800,000, the carrying value of the building amounted to €7,600,000 as per exercise date. The actual legal transaction will become effective in 2023.

In December 2012, the Group exercised its option to purchase the PAR7 data centre land. The actual legal transaction will come into effect in 2019. As a result of this modification, in accordance with IAS17, as of 20 December 2012, the lease, which was previously reported as an operating lease is treated as a financial lease. The carrying amount of the land amounts to €20,832,000.

Other loans

The Group has a loan facility with the landlord of one of its unused data centre sites in Germany to allow the Group to invest in improvements to the building to meet the requirements of sub-lessees. The loan bears interest at 6% per annum and is repayable in 2016. As at 31 December 2015, the balance of the landlord loan was €1,605,000 (2014 and 2013: €1,605,000).

68 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

21	FINANCIAL INSTRUMENTS

CREDIT RISK

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2015	2014	2013
		(€’000)
Trade receivables	79,128	69,224	58,405
Accrued revenue	39,442	35,104	21,234
Rental and other supplier deposits	2,929	2,714	2,093
Cash and cash equivalents	58,554	99,923	45,690
	180,053	206,965	127,422

The Group seeks to minimise the risk related to cash and cash equivalents by holding cash as widely as possible across multiple bank institutions. Term risk is limited to deposits of no more than two weeks. The Group monitors its cash position, including counterparty and term risk, daily.

The Group seeks to minimise the credit risk related to customers by analysing new customers individually for creditworthiness before it begins to trade. If customers are independently rated, these ratings are used. If, there is no independent rating, the credit quality of the customer is analysed taking its financial position, past experience and other factors into account.

The Group’s largest financial asset balance exposed to credit risk is with a financial institution, one of the Company’s relationships banks, which accounts for approximately 26% of the total balance exposed to credit risk as at 31 December 2015.

The Group’s largest customer balance exposed to credit risk is with a customer, serviced from multiple locations under multiple service contracts, which accounts for approximately 21% of the total balance exposed to credit risk as at 31 December 2015. The maximum credit exposure on the trade receivables is limited by the deferred revenue balance of €65,972,000 as presented in Note 18 (2014: €58,232,000 and 2013: €49,155,000).

The exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2015	2014	2013
		(€’000)
UK, France, Germany and The Netherlands	62,448	55,121	44,025
Rest of Europe	16,246	14,103	14,380
Corporate	434	—	—
	79,128	69,224	58,405

The aging of trade receivables as at the reporting date was:

	2015		2014		2013
	Gross	Allowance	Gross	Allowance	Gross	Allowance
			(€’000)
Not past due	66,016	—	57,009	—	50,061	—
Past due 1–30 days	7,569	—	7,511	—	4,312	—
Past due 31–120 days	3,589	20	3,640	91	3,540	—
Past due 121 days–1 year	1,797	111	1,262	122	361	—
More than 1 year	349	61	75	60	370	239
	79,320	192	69,497	273	58,644	239

INTERXION ANNUAL REPORT 2015 / 69

Consolidated Financial Statements

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2015	2014	2013
		(€’000)
Balance as at 1 January	273	239	329
Impairment loss recognised	144	219	156
Write-offs	(225)	(185)	(246)
Balance as at 31 December	192	273	239

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for.

LIQUIDITY RISK

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

	Carrying	Contractual	Less than	Between	More than
	amount	cash flows	1 year	1-5 years	5 years
			(€’000)
31 DECEMBER 2015
Financial liabilities
Senior Secured Notes	475,503	617,500	28,500	589,000	—
Finance lease liabilities	34,582	53,244	2,990	30,230	20,024
Mortgages	44,073	49,748	4,466	34,120	11,162
Other loans	1,605	1,629	1,629	—	—
Trade and other payables(1)	89,743	89,743	89,743	—	—
	645,506	811,864	127,328	653,350	31,186
31 DECEMBER 2014
Financial liabilities
Senior Secured Notes	475,643	646,000	28,500	114,000	503,500
Finance lease liabilities	52,857	74,848	21,604	31,964	21,280
Mortgages	31,487	36,783	3,246	20,767	12,770
Other loans	1,605	1,726	96	1,630	—
Trade and other payables(1)	81,919	81,919	81,919	—	—
	643,511	841,276	135,365	168,361	537,550
31 DECEMBER 2013
Financial liabilities
Senior Secured Notes	317,610	462,150	20,150	78,000	364,000
Finance lease liabilities	20,520	30,661	1,726	7,492	21,443
Mortgages	24,257	29,148	2,552	19,398	7,198
Other loans	1,605	1,822	96	1,726	—
Trade and other payables(1)	80,225	80,225	80,225	—	—
	444,217	604,006	104,749	106,616	392,641

Notes:

(1) Excludes deferred revenues and rental holidays. Accrued interest on Senior Secured Notes and mortgages is classified under the respective liability category.

70 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

MARKET RISK

Exposure to currency risk

The following significant exchange rates applied during the year:

	Average rate			Report date mid-spot rate
	(EUR)			(EUR)
	2015	2014	2013	2015	2014	2013

GBP 1	1.379	1.241	1.179	1.357	1.278	1.198
CHF 1	0.937	0.823	0.813	0.923	0.831	0.816
DKK 1	0.134	0.134	0.134	0.134	0.134	0.134
SEK 1	0.107	0.110	0.116	0.109	0.105	0.113

Sensitivity analysis

A 10% strengthening of the euro against the following currencies at 31 December would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remained constant and was performed on the same basis for 2014 and 2013.

	Equity	Profit or loss
	(€’000)
31 December 2015
GBP	(3,848)	(1,290)
CHF	(4,757)	(148)
DKK	(2,042)	(186)
SEK	(356)	(137)
31 December 2014
GBP	(2,415)	(903)
CHF	(4,138)	(23)
DKK	(1,763)	(155)
SEK	(212)	117
31 December 2013
GBP	(1,337)	(420)
CHF	(4,015)	(23)
DKK	(1,587)	(148)
SEK	(345)	32

A 10% weakening of the euro against the above currencies at 31 December would have had the equal, but opposite, effect to the amounts shown above, on the basis that all other variables remained constant.

INTERXION ANNUAL REPORT 2015 / 71

Consolidated Financial Statements

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2015	2014	2013
		(€’000)
Fixed-rate instrument
Senior Secured Notes	475,503	475,643	317,610
Finance lease liabilities	34,582	52,857	20,520
Mortgages	5,870	6,341	6,801
Other loans	1,605	1,605	1,605
	517,560	536,446	346,536
Variable-rate instruments
Mortgages	38,203	25,146	17,456
	555,763	561,592	363,992

The mortgages on the PAR3 land, owned by Interxion Real Estate II Sarl, and the PAR5 land, owned by Interxion Real Estate III Sarl have variable interest rates based on EURIBOR plus an individual margin ranging from 240 to 280 basis points. The interest rates have been fixed for 75% of the principal outstanding amount for a period of ten years, which has been reflected in the table above.

Cash flow sensitivity analysis for fixed-rate instruments

The Group does not account for any fixed-rate financial assets and liabilities at fair value through profit and loss, and does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the end of the reporting period would not affect profit or loss.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates payable at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remained constant.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
	(€’000)
31 December 2015
Variable-rate instruments	(261)	261	(91)	91

31 December 2014
Variable-rate instruments	(251)	251	(91)	91

31 December 2013
Variable-rate instruments	(152)	152	(51)	51

FAIR VALUES AND HIERARCHY

Fair values versus carrying amounts

As of 31 December 2015, the market price of the 6.00% Senior Secured Notes due 2020 was 105.780 (2014: 105.005 and 2013: 106.51). Using this market price, the fair value of the Senior Secured Notes due 2020 would have been approximately €502 million, compared with its nominal value of €475 million. In 2014 the value of the notes was €499 million compared with a nominal value of €475 million.

72 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

Until 2014, the Group had a financial asset carried at fair value, its investment in iStreamPlanet Inc. This investment was sold during 2015. Furthermore the Group had a cash flow hedge carried at a negative fair value, to hedge the interest rate risk of part of two mortgages.

As of 31 December 2015, the fair value of all mortgages would have been equal to their carrying amount of €44.1 million. As of 31 December 2015, the fair value of the financial lease liabilities would have been €41.0 million compared with its carrying amount of €34.6 million.

Fair value hierarchy

The Company regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the Company assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorised into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorised in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

The values of the instruments are:

	Carrying value	Fair value
		Level 1	Level 2	Level 3
			(€’000)
31 December 2015
Senior secured notes 6.00% due 2020	(475,503)	(502,000)	—	—
Finance leases	(34,582)	—	(41,012)	—
Mortgages	(44,073)	—	(44,073)	—
Interest rate swap	(321)	—	(321)	—

31 December 2014
Senior secured notes 6.00% due 2020	(475,643)	(499,000)	—	—
Finance leases	(52,857)	—	(60,200)	—
Mortgages	(31,487)	—	(31,487)	—
Interest rate swap	(368)	—	(368)	—
Financial asset	774	—	—	774

31 December 2013
Senior secured notes 6.00% due 2020	(317,610)	(346,000)	—	—
Finance leases	(20,520)	—	(23,200)	—
Mortgages	(24,257)	—	(24,257)	—
Interest rate swap	90	—	90	—
Financial asset	774	—	—	774

No changes in levels of hierarchy, or transfers between levels, occurred in the reporting period. Fair values were obtained from quoted market prices in active markets or, where no active market exists, by using valuation techniques. Valuation techniques include discounted cash flow models using inputs as market interest rates and cash flows.

The financial asset which was in Level 3 until 2014, has been sold during the year. The profit realised on this divestment is disclosed in note 9.

INTERXION ANNUAL REPORT 2015 / 73

Consolidated Financial Statements

Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital.

The Group’s net debt to equity ratio at the reporting date was as follows:

	2015	2014	2013
		(€’000)
Net debt
Total liabilities	744,647	736,958	522,873
Less: cash	(58,554)	(99,923)	(45,690)
	686,093	637,035	477,183
Equity
Total equity	507,417	436,145	387,902
Net debt to equity ratio	1.35	1.46	1.23

22	SHARE-BASED PAYMENTS

SUMMARY OF OUTSTANDING OPTIONS AND RESTRICTED SHARES AS OF 31 DECEMBER 2015

The terms and conditions of the grants (excluding restricted shares and performance share grants), under the 2011 and 2013 Option Plans with an USD exercise price, were as follows:

Grant date	Employees entitled	Exercise	Outstanding	Exercisable
		price

		(in $)	(in thousands)	(in thousands)
2011	Executive Director	14.74	600	600
	Non-executive Directors	13.00	15	15
	Senior employees	10.00-14.65	208	208
2012	Key management	10.00-11.50	122	84
	Senior employees	13.67-22.64	46	34
2013	Key management	10.00	6	0
	Senior employees	15.00-18.00	50	14
2014	Senior employees	17.50-23.25	127	59
2015	Senior employees	24.60-27.26	90	16
	Total share options		1,264	1,030

Share options granted from 2011 onwards, under the 2011 and 2013 Option Plans, generally vest over four years and can be exercised up to eight years after the date of grant. The options granted in 2011 to the Company’s Executive Director, Non-executive Directors and certain employees have an accelerated vesting term.

74 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2008 Option Plan with euro exercise prices are as follows:

	Weighted average exercise price in €			Number of options in thousands
	2015	2014	2013	2015	2014	2013
Outstanding at 1 January	7.19	5.46	4.98	14	112	597
Granted	—	—	—	—	—	—
Exercised	7.19	5.05	4.79	(14)	(94)	(458)
Expired	—	—	—	—	—	—
Forfeited	—	6.50	6.12	—	(4)	(27)
Outstanding – 31 December	—	7.19	5.46	—	14	112
Exercisable – 31 December	—	7.19	5.36	—	14	92

The number and weighted average exercise prices of outstanding share options under the 2011 and 2013 Option Plans, excluding the restricted shares and performance share grants, with US dollar exercise prices are as follows:

	Weighted average exercise price in $			Number of options in thousands
	2015	2014	2013	2015	2014	2013
Outstanding at 1 January	14.35	14.13	13.64	1,641	1,792	1,818
Granted	25.17	18.46	16.75	90	180	247
Exercised	14.23	14.60	13.11	(423)	(266)	(233)
Expired	—	—	—	—	—	—
Forfeited	19.29	18.71	13.86	(44)	(65)	(41)
Outstanding – 31 December	14.98	14.35	14.13	1,264	1,641	1,792
Exercisable – 31 December	14.24	14.17	14.05	1,030	1,132	972

The options outstanding at 31 December 2015 have a weighted average remaining contractual life of 4.2 years (2014: 5.1 years and 2013: 5.7 years).

For the services delivered in 2013, a total of 12,282 restricted shares were granted to the Non-executive Directors (2,047 restricted shares each). All restricted shares vested as at 31 December 2014 and were issued and transferred to the Non-executive Directors in March 2015.

For the services delivered in 2014, a total of 9,980 restricted shares were granted to the Non-executive Directors (1,996 restricted shares each). Of these shares, 3,992 were cancelled as two Non-executive Directors resigned prior to vesting. The remaining 5,988 restricted shares vested as at 30 June 2015 and were issued and transferred to the Non-executive Directors in July 2015.

On 30 June 2015, the Annual General Meeting of Shareholders approved to award restricted shares equivalent to a value of €40,000 under the terms and conditions of the 2013 Option Plan to each of our Non-executive Directors (1,615 restricted shares each) for their services to be provided for the period between the 2015 Annual General Meeting and the 2016 Annual General Meeting. A total of 6,460 restricted shares were granted.

For his contribution to the Company in 2013, the Executive Director, based on the Company’s performance and his individual performance, earned an initial allocation of 71,979 performance shares. This number was calculated on the basis of the predetermined conditionally awarded on target equity value for 2013, the Company’s average share value during the month of January 2013, as well as the actual Company and individual performance from 1 January 2013 to 31 December 2013. On 30 June 2014, the General Meeting of Shareholders approved to grant 17,995 performance shares, which represented 25% of the initial allocation, to the Executive Director pursuant to the Company’s 2013 Amended International Equity Based Incentive Plan. This first instalment, 25% (17,995 performance shares) of the initial allocation, vested immediately following the approval by the General Meeting of Shareholders of the award. To cover taxes due, the Executive Director sold 4,995 shares. The remainder of the vested shares were locked up until 31 December 2014 and were transferred in March 2015. The remaining 75% of the initial allocation (53,984 performance shares) was subject to the Company’s relative share performance over the 24 month period from 1 January 2013 to 31 December 2014. Since at 31 December 2014, the relative share performance criteria were not met, the 53,984 performance shares were forfeited and returned to the pool available for grant.

INTERXION ANNUAL REPORT 2015 / 75

Consolidated Financial Statements

On 30 July 2014, for the performance year 2013, the Board of Directors made an award of restricted shares and an initial award of performance shares to certain members of key management (not the Executive Director) under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan. A total of 20,000 restricted shares were granted. In addition, a total of 35,592 performance shares were granted as an initial award. Of the 35,592 performance shares initially awarded, 8,898 shares vested while the remaining initial performance shares were forfeited on 31 December 2014, as the performance criteria with regard to the relative share performance was not met.

With regard to the performance period of 2014, the Board of Directors approved the conditional award of performance shares in December 2014 for certain members of key management and the Executive Director under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined on target equity value for 2014 and the Company’s average share price during the month of January 2014. The actual initial award of 137,574 performance shares, based on the level of the actual Company and individual performance from 1 January 2014 to 31 December 2014, was approved by the Board of Directors in February 2015.

●	With regard to the Executive Director, the first 50% (47,243 performance shares) of the initial award was awarded at the 2015 Annual General Meeting. Of the initial award, 23,621 performance shares vested upon award but were locked up until 31 December 2015 and 23,622 performance shares vested on 1 January 2016. The remaining 50% (47,242 performance shares) of the initial award was subject to the Company’s relative share performance compared to the S&P SmallCap 600 Index over the period 1 January 2014 to 31 December 2015. The Company’s actual relative share performance compared to the S&P SmallCap 600 Index over the period 1 January 2014 to 31 December 2015 was reviewed in January 2016. The relative performance resulted in a maximum pay out level of 150% pay or an actual final award of 70,863 performance shares. These 70,863 performance shares are subject to shareholder approval at the 2016 Annual General Meeting. Should they be approved, 50% (or 35,432) of the performance shares will vest on 1 January 2017 and 50% (or 35,431) will vest on 1 January 2018.

●	With regard to key members of management, the first 50% of the initial award (21,545 performance shares) was awarded at the 2015 Annual General Meeting. Of the initial award, 10,773 performance shares vested upon award but were locked up until 31 December 2015 and 10,772 performance shares vested on 1 January 2016. The remaining 50% of the initial award (21,544 performance shares) was subject to the Company’s relative share performance compared to the S&P SmallCap 600 Index over the period 1 January 2014 to 31 December 2015. The Company’s actual relative share performance compared to the S&P SmallCap 600 Index over the period 1 January 2014 to 31 December 2015 was reviewed in January 2016. The relative performance resulted in a maximum pay out level of 150% pay or an actual award of 32,318 performance shares. 50% (or 16,159) of the performance shares will vest on 1 January 2017 and 50% (or 16,159) will vest on 1 January 2018.

●	Upon change of control, the performance shares will vest immediately and any lock up provisions will expire.

With regard to the performance period of 2015, the Board of Directors approved the conditional award of performance shares in March 2015 for certain members of key management and the Executive Director under the terms and conditions of the Company’s 2013 Amended International Equity Based Incentive Plan on the basis of the predetermined on target equity value for 2015 and the Company’s average share price during the month of January 2015. The actual initial award of 149,600 performance shares, based on the level of the actual Company and individual performance from 1 January 2015 to 31 December 2015, was approved by the Board of Directors in February 2016.

●	With regard to the Executive Director, the first 50% (38,287 performance shares) of the initial award is subject to shareholder approval at the 2016 Annual General Meeting. Should they be approved, 19,144 performance shares of the initial award will vest upon award but will be locked up until 31 December 2016 and 19,143 performance shares will vest on 1 January 2017. The remaining 50% (38,287 performance shares) of the initial award is subject to the Company’s relative share performance compared to the S&P SmallCap 600 Index over the period 1 January 2015 to 31 December 2016. The Company’s actual relative share performance compared to the S&P SmallCap 600 Index over the period 1 January 2015 to 31 December 2016 will be reviewed in January 2017. These performance shares are subject to shareholder approval at the 2017 Annual General Meeting. Should they be approved, 50% of the performance shares will vest on 1 January 2018 and 50% will vest on 1 January 2019.

●	With regard to key members of management, the first 50% of the initial award (36,514 performance shares) will be awarded at the 2016 Annual General Meeting. Of the initial award, 18,257 performance shares will vest upon award but will be locked up until 31 December 2016 and 18,257 performance shares will vest on 1 January 2017. The remaining 50% of the initial award (36,512 performance shares) is subject to the Company’s relative share performance compared to the S&P SmallCap 600 Index over the period 1 January 2015 to 31 December 2016. The Company’s actual relative share performance compared to the S&P SmallCap 600 Index over the period 1 January 2014 to 31 December 2015 will be reviewed in January 2017. Once the actual final number is approved, 50% of the performance shares will vest on 1 January 2018 and 50% will vest on 1 January 2019.

●	Upon change of control, the performance shares will vest immediately and any lock up provisions will expire.

76 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

In the first quarter of 2015, the Board of Directors recommended an award of 75,000 restricted shares to a key member of management (not the Executive Director) of which 25,000 vested in the first quarter of 2015. Half of the remaining 50,000 restricted shares will vest on 1 March 2016 and the other 25,000 will vest on 1 March 2017. Upon a change of control, these restricted shares will vest immediately.

The number of restricted shares outstanding at 31 December 2015, 2014 and 2013 is broken down as follows:

	Number of restricted shares
	(in thousands)
	2015	2014	2013
Outstanding at 1 January	272	12	—
Granted	158	351	12
Vested	(118)	(91)	—
Expired	—	—	—
Forfeited	(4)	—	—
Outstanding – 31 December	308	272	12

The restricted shares outstanding at 31 December 2015 have a weighted average remaining contractual life of 2.1 years (2014: 2.9 years).

The number of performance shares outstanding at 31 December 2015, 2014 and 2013 is broken down as follows:

	Number of performance shares
	(in thousands)
	2015	2014	2013
Outstanding at 1 January	—	—	—
Granted	272	107	—
Vested	(35)	(27)	—
Expired	—	—	—
Forfeited	—	(80)	—
Outstanding – 31 December	237	—	—

INTERXION ANNUAL REPORT 2015 / 77

Consolidated Financial Statements

EMPLOYEE EXPENSES

In 2015, the Company recorded employee expenses of €7,161,000 related to share-based payments (2014: €6,576,000 and 2013: €4,149,000). The 2015 share-based payments related expenses include an amount of € 643,000 related to taxes and social security charges (2014: € 92,000 and 2013: €559,000).

The weighted average fair value at grant date of options granted during the period was determined using the Black-Scholes valuation model. The following inputs were used:

	2015	2014	2013
Share price in € at grant date (post reverse stock split)	23.84-28.46	17.04-22.31	17.94-20.72
Exercise price in € (post-reverse stock split)	21.61-24.95	12.68-18.61	7.65-16.94
Dividend yield	0%	0%	0%
Expected volatility	30%	35%	40%
Risk-free interest rate	0.0%-0.4%	0.2%-0.8%	0.7%-0.8%
Expected life weighted average	5.1 years	5.1 years	5.1 years

The significant inputs into the model were:

●	expected volatility is based on a combination of the performance of the Company and, given the relatively short period that the shares of the Company are traded publicly, other companies that are considered to be comparable to the Group;

●	the risk-free interest rate based on the yield on zero coupon bonds issued by the European Central Bank for European Union government debt rates with a maturity similar to the expected life of the options;

●	dividend yield is considered to be nil;

●	expected life is considered to be equal to the average of the share option exercise and vesting periods.

The weighted average fair value at grant date of the performance shares granted during the period was determined using the Monte Carlo valuation model. In addition to the above mentioned inputs a one year holding discount of 5.5% was used as input for the performance shares.

Change of control clauses

Some awards to key management contain change of control clauses. If after a change of control of the Company (including any of its successors), the employment agreement is terminated or if the participant is offered a function which is a material demotion to his current position, all options, restricted and performance shares will vest and become exercisable immediately. Should the employment agreement, other than as the result of a change of control, be terminated prior to the date that all options have vested and should the participant and the Company not have agreed that he will be providing support or services to the Company in another capacity, the non-vested options will expire with immediate effect.

23	FINANCIAL COMMITMENTS

(NON-)CANCELLABLE OPERATING LEASE COMMITMENTS

At 31 December, the Group has future minimum commitments for (non-)cancellable operating leases with terms in excess of one year as follows:

	2015	2014	2013
		(€’000)
Within 1 year	30,857	31,604	31,793
Between 1 and 5 years	125,243	117,009	122,087
After 5 years	181,059	185,194	218,161
	337,159	333,807	372,041

On 29 September 2015, the Group entered into a contract to lease the properties related to the AMS8 data centre. The lease, which covers land and building, will commence during the second quarter of 2016. The land component will be treated as an operating lease.

As at 31 December 2015, of the non-cancellable operating leases an amount of €1,517,000 (2014: €4,795,000 and 2013: €8,319,000) related to the lease contracts, which were provided for as part of the provision for onerous lease contracts. Of the total operating leases, as at 31 December 2015, an amount of €70,568,000 (2014: €72,688,000 and 2013: €75,188,000) is cancellable until 1 January 2016.

The total gross operating lease expense for the year 2015 was €27,000,000 (2014: €25,400,000 and 2013: €24,700,000).

78 / INTERXION ANNUAL REPORT 2015

Consolidated Financial Statements

FUTURE COMMITTED REVENUES RECEIVABLE

The Group enters into initial contracts with its customers for periods of at least one year and generally between three and five years resulting in future committed revenues from customers. At 31 December, the Group had contracts with customers for future committed revenues receivable as follows:

	2015	2014	2013
		(€’000)
Within 1 year	275,400	253,100	219,300
Between 1 and 5 years	353,600	343,500	301,600
After 5 years	76,700	90,700	101,800
	705,700	687,300	622,700

COMMITMENTS TO PURCHASE ENERGY

Where possible, for its own use, the Group seeks to purchase power on fixed-price term agreements with local power supply companies in the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of energy at fixed prices. At 31 December, the Group had entered into non-cancellable energy purchase commitments as follows:

	2015	2014	2013
		(€’000)
Within 1 year	36,400	28,000	25,900
Between 1 and 5 years	13,700	19,100	32,100
	50,100	47,100	58,000

OTHER COMMITMENTS

The Group has entered into several other commitments, which in general relate to operating expenses. As at 31 December 2015 the outstanding commitments amount to €29,470,000 (2014: €22,292,000, 2013: €20,497,000). These commitments are expected to be settled in the following financial year.

24	CAPITAL COMMITMENTS

At 31 December 2015, the Group had outstanding capital commitments totalling €66,200,000 (2014: €62,800,000 and 2013: €83,800,000). These commitments are expected to be settled in the following financial year. The increase results from the timing of expansion projects.

25	CONTINGENCIES

GUARANTEES

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of operating leases amount to €5,966,000 (2014: €5,184,000 and 2013 €5,175,000) and other guarantees amounting to €53,000 (2014: €53,000 and 2013: €53,000).

SITE RESTORATION COSTS

As at 31 December 2015, the estimated discounted cost and recognised provision relating to the restoration of data centre leasehold premises was €691,000 (2014: €1,271,000 and 2013: €1,177,000), which is part of the non-current liabilities.

In accordance with the Group’s accounting policy site restoration costs have only been provided in the financial statements in respect of premises where the liability is considered probable and the related costs can be estimated reliably. As at 31 December 2015, the Group estimated the possible liability to range from nil to €23,240,000 (2014: nil to €20,607,000 and 2013: nil to €21,100,000).

Other obligations pertaining to the Company, not appearing on the statement of financial position are disclosed in Note 37 below.

INTERXION ANNUAL REPORT 2015 / 79

Consolidated Financial Statements

LEASE CONTRACT AMS8

On 29 September 2015, the Group entered into a contract to lease the properties related to the AMS8 data centre. The lease, which covers land and building, will commence during the second quarter of 2016. The land component will be treated as an operating lease, the building as a financial lease and the fair value of the leased assets is estimated to be €26.2 million.

26	RELATED-PARTY TRANSACTIONS

There are no material transactions with related parties, other than disclosed below, and all transactions are conducted at arm’s length.

SHARE DISTRIBUTION BY BAKER CAPITAL

On 2 June 2015, Lamont Finance N.V. and Baker Communications Fund II, L.P. requested that Interxion instruct its Transfer Agent, American Stock Transfer & Trust Company, to remove the restrictive legend on all of the 18,657,592 Interxion shares held by Lamont Finance N.V. and Baker Communications Fund II, L.P.

Baker Capital (“Baker”) made a pro rata distribution-in-kind of these shares immediately to the partners of Baker Communications Fund II (Cayman) L.P. and Baker Communications Fund II L.P., which funds had made their initial acquisition of Interxion shares in 2000. Under the terms of the undertaking executed by Baker in support of the proposed transaction between Interxion and Telecity Group plc, it was contemplated that Baker would make a full distribution of its shares to its partners upon the closing of the transaction. The distribution was made following the termination of the proposed transaction with Telecity Group plc and the related undertaking executed by Baker. Following the distribution, Baker owns shares constituting less than 1% of the outstanding ordinary shares of Interxion.

This distribution did not have any effect upon the total number of shares outstanding.

As a result of the 18.6 million share distribution by funds affiliated with Baker, Mr. John Baker (on 5 June) and Mr. Rob Manning (on 7 June), as representatives of Baker on the Board of Directors (the “Board”), tendered their resignations as members of the Board, effective immediately. Mr. Jean F.H.P. Mandeville was appointed as the new Chairman of the Board replacing Mr. Baker, effective 8 June 2015. Pursuant to our Articles of Association, the Board is comprised of at least one Executive Director and three Non-executive Directors. At most the Board shall be comprised of seven Directors, a majority of which shall be Non-executive Directors. Consequently the current composition of the Board is compliant with the Company’s Articles. The Company may decide to increase the number of Directors in accordance with its Articles.

On 8 June 2015, the Board of Directors of the Company adopted amendments to the Company’s Bylaws to eliminate references to the Shareholders’ Agreement and related provisions.

KEY MANAGEMENT COMPENSATION

The total compensation of key management is as follows:

	2015	2014	2013
		(€’000)
Short-term employee benefits (salaries and bonuses)	3,341	2,445	2,376
Post-employment benefits	43	50	60
Share-based payments	3,381	1,982	1,299
Crisis wage tax	—	—	125
Termination benefits	—	—	53
	6,765	4,477	3,913

Key management’s share-based payment compensation is disclosed in Note 22.

In 2013, the Dutch Government imposed a crisis wage tax payable by employers over the total compensation including the benefit from options exercised. The crisis wage tax payable over key management compensation including the benefit from options exercised is presented as “Crisis wage tax” in the table above.

FRANCE IX LOAN

Interxion France is a member and co-founder of France-IX. France-IX is an association founded in 2010 with a mission to reinforce Paris as an important location to connect networks in order to exchange data between the users of each network (a so-called peering point) by developing a panel of services, such as public peering (allowing a network to connect to many other networks) and private peering (connecting one network to another network) and by bringing together French and foreign ISPs and Internet services and content providers. In 2011, Interxion France incurred costs which were recharged to France-IX association, receipt of which has been formalised in a loan agreement which was fully repaid in 2015 (outstanding balance per 31 December 2014: €230,000 and 2013: €427,000).

80 / INTERXION ANNUAL REPORT 2015

COMPANY

FINANCIAL STATEMENTS

INTERXION ANNUAL REPORT 2015 / 81

Company Financial Statements

INTERXION HOLDING N.V.

COMPANY FINANCIAL STATEMENTS

COMPANY STATEMENT OF FINANCIAL POSITION

(before appropriation of results)

			As at 31 December
	Note	2015	2014	2013
			(€’000)
Non-current assets
Financial assets	30	976,990	900,286	692,977
Deferred financing costs		422	1,769	2,032
Deferred tax assets	31	15,023	17,550	17,990
		992,435	919,605	712,999
Current assets
Trade and other current assets	32	558	262	999
Cash and cash equivalents	33	7,192	28,611	3,627
		7,750	28,873	4,626
Total assets		1,000,185	948,478	717,625
Shareholders’ equity
Share capital	34	6,992	6,932	6,887
Share premium	34	507,296	495,109	485,347
Foreign currency translation reserve	34	20,865	10,440	6,757
Hedging reserve	34	(213)	(247)	60
Accumulated deficit	34	(76,089)	(111,149)	(117,973)
Profit for the year	34	48,566	35,060	6,824
	34	507,417	436,145	387,902
Non-current liabilities
Borrowings	20/21	475,503	475,643	317,610
		475,503	475,643	317,610
Current liabilities
Trade payables and other liabilities		17,265	36,690	12,113
Total liabilities		492,768	512,333	329,723
Total liabilities and shareholders’ equity		1,000,185	948,478	717,625

Note:

The accompanying notes form an integral part of the Company financial statements.

82 / INTERXION ANNUAL REPORT 2015

Company Financial Statements

COMPANY INCOME STATEMENT

		For the years ended 31 December
	Note	2015	2014	2013
			(€’000)
Profit/(loss) relating to the Company		10,307	3,530	(15,913)
Profit relating to investments in subsidiaries after tax	30	38,259	31,530	22,737
Profit for the year	34	48,566	35,060	6,824

Note:

The accompanying notes form an integral part of the Company financial statements.

NOTES TO THE 2015 COMPANY FINANCIAL STATEMENTS

28	BASIS OF PRESENTATION

The Company income statement is presented in an abbreviated form. As provided in section 402 of the Netherlands Civil Code, Book 2, the Company income statement only shows the after-tax results of consolidated subsidiaries, because Interxion Holding N.V.’s results are included in the Consolidated Income Statement.

29	ACCOUNTING POLICIES

The financial statements of Interxion Holding N.V. are prepared in accordance with the Netherlands Civil Code, Book 2, Part 9, with the application of the regulations of section 362.8 allowing the use of the same accounting policies as those adopted for the consolidated financial statements as set out in Note 3.

Subsidiaries are valued using the equity method, applying the European-Union-endorsed IFRS accounting policies, as set out in Note 3 to the consolidated financial statements. Any related-party transactions between subsidiaries and with members of the Board of Directors and the (ultimate) parent company Interxion Holding N.V. are conducted on an arm’s-length basis on terms comparable to transactions with third parties.

30	FINANCIAL ASSETS

	Investments in subsidiaries	Receivables from subsidiaries	2015	2014	2013
			(€’000)
As at 1 January	85,570	814,716	900,286	692,977	617,013
Movement in receivables	—	24,026	24,026	169,615	23,590
Profit after tax	38,259	—	38,259	31,530	22,737
(Repayment capital) / Recapitalisation	2,797	—	2,797	1,963	32,857
Foreign currency translation differences	11,622	—	11,622	4,201	(3,220)
As at 31 December	138,248	838,742	976,990	900,286	692,977

31	DEFERRED TAX ASSETS

See also Note 10. The difference between the Group’s consolidated deferred tax assets €23,024,000 (2014: €30,064,000 and 2013: €34,446,000) and those of the Company €15,023,000 (2014: €17,550,000 and 2013: €17,990,000) relates to the inclusion of non-Dutch entities in the consolidated statement of financial position.

32	TRADE AND OTHER CURRENT ASSETS

Prepaid expenses relate to payments to creditors for costs that relate to future periods (for example rent, maintenance contracts and insurance premiums) and VAT receivable. At 31 December 2015, €89,000 was related to the VAT receivable (2014: €175,000 and 2013: €948,000).

INTERXION ANNUAL REPORT 2015 / 83

Company Financial Statements

33	CASH AND CASH EQUIVALENTS

Of the cash and cash equivalents, € 1,147,000 (2014: €1,131,000 and 2013: €1,299,000) was used as collateral to support the issue of bank guarantees on behalf of a number of subsidiary companies.

34	SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Hedge reserve	Accumulated deficit	Total equity
				(€’000)
Balance as at 1 January 2015		6,932	495,109	10,440	(247)	(76,089)	436,145
Profit for the year		—	—	—	—	48,566	48,566
Hedging result, net of tax		—	—	—	34	—	34
Foreign currency translation differences		—	—	10,425	—	—	10,425
Total comprehensive income/(loss), net of tax		—	—	10,425	34	48,566	59,025
Exercise of options		43	5,686	—	—	—	5,729
Issuance of performance shares		17	(17)	—	—	—	—
Share-based payments	22	—	6,518	—	—	—	6,518
Total contribution by, and distributions to, owners of the Company		60	12,187	—	—	—	12,247
Balance as at 31 December 2015		6,992	507,296	20,865	(213)	(27,523)	507,417

Balance as at 1 January 2014		6,887	485,347	6,757	60	(111,149)	387,902
Profit for the year		—	—	—	—	35,060	35,060
Hedging result, net of tax		—	—	—	(307)	—	(307)
Foreign currency translation differences		—	—	3,683	—	—	3,683
Total comprehensive income/(loss), net of tax		—	—	3,683	(307)	35,060	38,436
Exercise of options		45	3,278	—	—	—	3,323
Share-based payments	22	—	6,484	—	—	—	6,484
Total contribution by, and distributions to, owners of the Company		45	9,762	—	—	—	9,807
Balance as at 31 December 2014		6,932	495,109	10,440	(247)	(76,089)	436,145

Balance as at 1 January 2012		6,818	477,326	9,403	—	(117,973)	375,574
Profit for the year		—	—	—	—	6,824	6,824
Hedging result, net of tax		—	—	—	60	—	60
Foreign currency translation differences		—	—	(2,646)	—	—	(2,646)
Total comprehensive income/(loss), net of tax		—	—	(2,646)	60	6,824	4,238
Exercise of options		69	4,431	—	—	—	4,500
Share-based payments	22	—	3,590	—	—	—	3,590
Total contribution by, and distributions to, owners of the Company		69	8,021	—	—	—	8,090
Balance as at 31 December 2013		6,887	485,347	6,757	60	(111,149)	387,902

Note:

Foreign currency translation qualifies as a legal reserve.

84 / INTERXION ANNUAL REPORT 2015

Company Financial Statements

35	REMUNERATION OF THE EXECUTIVE DIRECTOR AND NON-EXECUTIVE DIRECTORS OF THE BOARD

The compensation of the Executive Director and the Non-executive Directors of the Board was as follows:

	2015
	Salaries	Bonus	Share-based payment charges (€’000)	Total
D.C. Ruberg	590	693	821	2,104
J.C. Baker	21	—	—	21
F. Esser	65	—	27	92
M. Heraghty	68	—	27	95
J.F.H.P. Mandeville	40	—	27	67
R.M. Manning	17	—	—	17
R. Ruijter	73	—	65	138
	874	693	967	2,534

	2014
	Salaries	Bonus	Share-based payment charges (€’000)	Total
D.C. Ruberg	590	613	872	2,075
J.C. Baker	48	—	40	88
F. Esser	33	—	20	53
M. Heraghty	33	—	20	53
J.F.H.P. Mandeville	63	—	40	103
R.M. Manning	40	—	40	80
R. Ruijter	10	—	10	20
D. Lister	25	—	22	47
C.G. van Luijk	38	—	20	58
M. Massart	30	—	20	50
	910	613	1,104	2,627

	2013
	Salaries	Bonus	Share-based payment charges (€’000)	Total
D.C. Ruberg	540	355	277	1,172
J.C. Baker	50	—	68	118
J.F.H.P. Mandeville	55	—	26	81
R.M. Manning	40	—	68	108
D. Lister	45	—	26	71
C.G. van Luijk	70	—	68	138
M. Massart	55	—	47	102
	855	355	580	1,790

In 2013, the Dutch Government imposed a crisis wage tax which is payable by employers. The total charge over the compensation of Directors amounted in 2013 to €63,000, which is not reflected in the table above. As from 2014, this crisis wage tax was no longer applicable.

In total 6,460 restricted shares were granted to the Non-executive Directors (1,615 restricted shares each), costs related to these grants are reflected as part of share-based payment charges.

INTERXION ANNUAL REPORT 2015 / 85

Company Financial Statements

36	FINANCIAL COMMITMENTS

NON-CANCELLABLE OPERATING LEASES PAYABLE

The Company leases and guarantees a variety of facilities and equipment under operating leases. Future minimum commitments for non-cancellable operating leases with terms in excess of one year are as follows:

	2015	2014	2013
		(€’000)
Within 1 year	2,607	2,341	3,574
Between 1 and 5 years	6,222	7,076	11,481
After 5 years	4,607	4,689	10,205
	13,436	14,106	25,260

37	OBLIGATIONS NOT APPEARING IN THE STATEMENT OF FINANCIAL POSITION

Declarations of joint and several liability as defined in Book 2, section 403 of the Netherlands Civil Code have been given by Interxion Holding N.V. on behalf of the following Dutch subsidiaries: Interxion Telecom B.V., Interxion Nederland B.V., Interxion Consultancy Services B.V., Interxion Trading B.V., Interxion Headquarters B.V., Interxion B.V., InterXion Datacenters B.V., Interxion Trademarks B.V. and Interxion Real Estate Holding B.V., Interxion Real Estate I B.V., Interxion Real Estate IV B.V., Interxion Real Estate V B.V., Interxion Real Estate X B.V. and Interxion Operational B.V. The liabilities of these companies to third parties totalled €76,140,000 at 31 December 2015 (2014: €55,669,000 and 2013: €30,704,000).

From time to time we provide guarantees to third parties in connection with transactions entered into by our subsidiaries in the ordinary course of business. The Company, together with Interxion B.V., Interxion Consultancy Services B.V., Interxion Headquarters B.V., Interxion Nederland B.V., InterXion Datacenters B.V., Interxion Telecom B.V., Interxion Trademarks B.V., Interxion Trading B.V., Interxion Real Estate Holding B.V., Interxion Real Estate I B.V., Interxion Real Estate IV B.V, Interxion Real Estate V B.V., Interxion Real Estate X B.V., Interxion Participation 1 B.V. and Interxion Operational B.V. forms a fiscal group for corporate income tax purposes and they are considered to be jointly responsible for the obligations of the fiscal group.

38	FEES OF THE AUDITOR

With reference to section 2:382a(1) and (2) of the Netherlands Civil Code, the following fees for the financial years 2015, 2014 and 2013 were charged by KPMG Accountants N.V. or other KPMG network company to the Company, its subsidiaries and other consolidated entities:

	2015			2014			2013
	KPMG Accountants N.V.	Other KPMG network	Total KPMG	KPMG Accountants N.V.	Other KPMG network	Total KPMG	KPMG Accountants N.V.	Other KPMG network	Total KPMG
				(€’000)
Statutory audit of annual accounts	442	379	821	373	316	689	363	294	657
Additional audit procedures	23	—	23	193	12	205	308	54	362
Other assurance services	237	144	381	139	116	255	203	143	346
Tax advisory services	—	21	21	—	3	3	—	—	—
Other non-assurance	—	77	77	57	1	58	63	1	64
	702	621	1,323	762	448	1,210	937	492	1,429

86 / INTERXION ANNUAL REPORT 2015

Company Financial Statements

BOARD OF DIRECTORS:

D.C. Ruberg	J.F.H.P. Mandeville

(Chief Executive Officer, Vice-Chairman and Executive Director)	(Chairman and Non-executive Director)

F. Esser (Non-executive Director appointed June 2014)	M. Heraghty
(Non-executive Director, appointed June 2014)

R. Ruijter (Non-executive Director, appointed November 2014)
Schiphol-Rijk, 31 March 2016

INTERXION ANNUAL REPORT 2015 / 87

88 / INTERXION ANNUAL REPORT 2015

OTHER
INFORMATION

INTERXION ANNUAL REPORT 2015 / 89

Other information

OTHER INFORMATION

APPROPRIATION OF RESULT

Statutory regulation governing the distribution of profit (in accordance with article 23 paragraph 1 and 2 of the Articles of Association)

Paragraph 1: The Board shall, in its sole discretion, determine the amounts of the profits accrued in a financial year that shall be added to the reserves of the Company.

Paragraph 2: The allocation of profits accrued in a financial year remaining after application of Article 23.1 shall be determined by the General Meeting.

PROPOSED APPROPRIATION OF RESULTS FOR THE YEAR 2015

The Board of Directors proposes to add the profit for the year, amounting to € 48,566,000, to the other reserves (“accumulated deficit”).

90 / INTERXION ANNUAL REPORT 2015

Other information

INDEPENDENT AUDITOR’S REPORT

TO: THE ANNUAL GENERAL MEETING SHAREHOLDERS OF INTERXION HOLDING N.V.

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying financial statements 2015 of InterXion Holding N.V., Amsterdam as set out on pages 33 to 91. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at 31 December 2015, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes, comprising a summary of the significant accounting policies and other explanatory information. The company financial statements comprise the company statement of financial position as at 31 December 2015, the company income statement for the year then ended and the notes, comprising a summary of the accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the Board of Directors in accordance with Part 9 of Book 2 of the Netherlands Civil Code. Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION WITH RESPECT TO THE CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the consolidated financial statements give a true and fair view of the financial position of InterXion Holding N.V. as at 31 December 2015 and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

OPINION WITH RESPECT TO THE COMPANY FINANCIAL STATEMENTS

In our opinion, the company financial statements give a true and fair view of the financial position of InterXion Holding N.V. as at 31 December 2015 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Pursuant to the legal requirements under Section 2:393 sub 5 at e and f of the Netherlands Civil Code, we have no deficiencies to report as a result of our examination whether the report of the Board of Directors, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub 1 at b – h has been annexed. Further, we report that the report of the Board of Directors, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Netherlands Civil Code.

Rotterdam, 31 March 2016

KPMG Accountants N.V.

A.H. Gardien RA

INTERXION ANNUAL REPORT 2015 / 91

92 / INTERXION ANNUAL REPORT 2015

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“Our communities of interest market strategy helped drive our growth in 2015 and positions us well for growth in the future as the IT industry is in the early stages of investing in the shift from legacy IT implementations to the cloud.”

David Ruberg

Chief Executive Officer

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INTERNATIONAL HEADQUARTERS	EUROPEAN CUSTOMER SERVICE CENTRE (ECSC)

Main: + 44 207 375 7070	Toll free from Europe:	+ 800 00 999 222
Fax: + 44 207 375 7059	Toll free from the US:	185 55 999 222
Email: hq.info@interxion.com	Email: customer.services@interxion.com

94 / INTERXION ANNUAL REPORT 2015

INTERXION ANNUAL REPORT 2015 / 95

INDUSTRY

Cofounder: Uptime Institute EMEA chapter

Founding member: European Data Centre Association

Patron: European Internet Exchange Association

ASSOCIATIONS

Member: The Green Grid, with role on Advisory Council and Technical Committee

Contributor: EC Joint Research Centre on Sustainability

Member: EuroCloud

ACCREDITATIONS

ISO 22301 Business Continuity Management

BCMS 560099

ISO/IEC 2700 Information Security Management

IS 537141

interxion™

www.interxion.com

INTERNATIONAL HEADQUARTERS
Main: + 44 207 375 7070
Fax: + 44 207 375 7059
E-mail: hq.info@interxion.com

EUROPEAN CUSTOMER SERVICE CENTRE (ECSC)
Toll free from Europe: + 800 00 999 222
Toll free from the US: 185 55 999 222
E-mail: customer.services@interxion.com

Interxion is compliant with the internationally recognised ISO/IEC 27001 certification for Information Security Management and ISO 22301 for Business Continuity Management across all our European operations. © Copyright 2016 Interxion.

AR-IR-HQ-2015-HQ-eng-3/16